Received SEC

MAY 09 2012

Washington, DC 20549

HILLTOP
HOLDINGS

2011 Annual Report,
Notice of 2012 Annual Meeting &
Proxy Statement

CORPORATE PROFILE

Hilltop Holdings Inc. is a holding company that is endeavoring to make opportunistic transactions. In connection with that strategy, we are identifying and evaluating potential targets on an ongoing basis. We also conduct operations in the property and casualty insurance industry through our insurance subsidiaries, National Lloyds Insurance Company and American Summit Insurance Company. National Lloyds Insurance Company commenced business in 1949 and currently operates in 15 states, with its largest market being the State of Texas. National Lloyds Insurance Company carries a financial strength rating of "A" (Excellent) by A.M. Best. American Summit Insurance Company was formed in 1955 and currently operates in twelve states, its largest market being the State of Arizona. American Summit Insurance Company carries a financial strength rating of "A" (Excellent) by A.M. Best. Both of these insurance companies are regulated by the Texas Department of Insurance.

To Our Stockholders:

Currently, Hilltop has a property and casualty insurance operation, an investment in SWS Group, Inc. and approximately $533 million of freely-usable cash. 2011 was a constructive year for Hilltop, though our insurance operations suffered from severe spring weather in Texas.

In July 2011, we completed our transaction with SWS Group, Inc., whereby we made a $50 million senior unsecured loan with warrants to purchase SWS common stock. Subsequent to that transaction, we acquired 1.5 million shares of SWS common stock in the open market.

In the second quarter of 2011, 15 days of widely dispersed severe weather resulted in significant losses to the homeowners insurance industry and NLASCO, Inc. We continue to focus on underwriting profitability and have taken rate increases since these storms. As well, we continue to employ a conservative catastrophic reinsurance program that provides for losses up to approximately $170 million.

As it pertains to our freely-usable cash of $533 million, we have pursued, and continue to pursue, a number of potential transactions. As well, we actively monitor the Company's cash balance and consider investment alternatives within acceptable risk parameters. Due to the continued low interest rate environment, our operating results have been impacted by minimal earnings on our available cash.

We remain focused on NLASCO, are excited about future opportunities and appreciate your continued support.

Jeremy B. Ford
Chief Executive Officer
Hilltop Holdings Inc.
April 30, 2012

HILLTOP
HOLDINGS

Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

NOTICE OF 2012 ANNUAL MEETING
AND PROXY STATEMENT

April 30, 2012

You are cordially invited to attend our 2012 Annual Meeting of Stockholders at 10:00 a.m., Dallas, Texas, local time, on June 15, 2012. The meeting will be held at The Crescent Club at 200 Crescent Court, 17th Floor, Dallas, Texas 75201.

This booklet includes the formal notice of the meeting and our proxy statement. The proxy statement tells you about the matters to be addressed, and the procedures for voting, at the meeting.

YOUR VOTE IS VERY IMPORTANT. Even if you only have a few shares, we want your shares to be represented. **If your shares are held in a brokerage account, your broker no longer has discretion to vote on your behalf with respect to electing directors or certain other non-routine matters. Accordingly, you must provide specific voting instructions to your broker in order to vote.** Please vote promptly in order to ensure that your shares are represented at the meeting.

The Notice of Internet Availability of Proxy Materials or this proxy statement and the accompanying proxy card, Notice of 2012 Annual Meeting of Stockholders and annual report on Form 10-K for the year ended December 31, 2011 were first mailed to all stockholders of record on or about May 4, 2012

We look forward to seeing you at the meeting.

Very truly yours,

Jeremy B. Ford
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 15, 2012.

This proxy statement and our Annual Report for the fiscal year ended December 31, 2011 are both available at www.proxyvote.com.

HILLTOP
HOLDINGS

Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

Notice of 2012 Annual Meeting of Stockholders
To Be Held on June 15, 2012

WHEN:	Friday, June 15, 2012, at 10:00 a.m., Dallas, Texas local time
WHERE:	The Crescent Club 200 Crescent Court, 17th Floor Dallas, Texas 75201
WHY:	At this meeting, you will be asked to: 1. Elect twelve directors to serve on our Board of Directors until the 2013 annual meeting of stockholders and until their successors are duly elected and qualify; 2. Conduct an advisory vote on executive compensation; 3. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2012; and 4. Transact any other business that may properly come before the meeting and any adjournments or postponements of the meeting.
WHO MAY VOTE:	Stockholders of record at the close of business on April 11, 2012.
ANNUAL REPORT:	Our 2011 Annual Report is enclosed.

Pursuant to rules promulgated by the Securities and Exchange Commission, we are providing access to our proxy materials, including this proxy statement and our annual report on Form 10-K for the year ended December 31, 2011, over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access those proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials. All stockholders who do not receive a notice will receive a paper copy of our proxy materials by mail. This electronic distribution process reduces the environmental impact and lowers the costs of printing and distributing our proxy materials.

Your vote is very important. Please read the proxy statement and voting instructions on the enclosed proxy card. Then, whether or not you plan to attend the annual meeting in person, and no matter how many shares you own, please vote by Internet, telephone or by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope, which requires no additional postage if mailed in the United States. Please see "General Information - What should I do if I want to attend in person?" for information on how to obtain directions to be able to attend the meeting and vote in person.

By Order of the Board of Directors,

Corey G. Prestidge
General Counsel & Secretary

April 30, 2012
Dallas, Texas

PROXY STATEMENT
TABLE OF CONTENTS

HILLTOP HOLDINGS INC.
200 Crescent Court, Suite 1330
Dallas, Texas 75201

PROXY STATEMENT
2012 Annual Meeting of Stockholders
To be Held on June 15, 2012

GENERAL INFORMATION

The Notice of Internet Availability of Proxy Materials or this Proxy Statement and the accompanying proxy card, Notice of 2012 Annual Meeting of Stockholders and Annual Report on Form 10-K for the year ended December 31, 2011 were first mailed to all stockholders of record on or about May 4, 2012.

Unless otherwise indicated or unless the context otherwise requires, all references in this Proxy Statement to "the Company", "Hilltop", "we", "us", "our" and similar expressions are references to Hilltop Holdings Inc. All references to "NLASCO" are references to NLASCO, Inc., our wholly-owned property and casualty insurance holding company.

Why am I receiving these proxy materials?

The Board of Directors of Hilltop Holdings Inc., or the Board of Directors, has made these materials available to you on the Internet or has delivered printed versions of these materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at our 2012 Annual Meeting of Stockholders, or the Annual Meeting, which will take place at 10:00 a.m. (Dallas, Texas time) on Friday, June 15, 2012, at The Crescent Club, 200 Crescent Court, 17th Floor, Dallas, Texas 75201. This Proxy Statement describes matters on which you, as a stockholder, are entitled to vote. This Proxy Statement also gives you information on these matters so that you can make an informed decision.

Why did I receive a one-page Notice in the mail regarding the Internet availability of proxy materials instead of printed proxy materials?

In accordance with rules promulgated by the Securities and Exchange Commission, or SEC, instead of mailing a printed copy of our proxy materials to all of our stockholders, we have elected to furnish such materials to selected stockholders by providing access to these documents over the Internet. Accordingly, on or about May 4, 2012, we sent a Notice of Internet Availability of Proxy Materials, or the Notice, to selected stockholders of record and beneficial owners. These stockholders have the ability to access the proxy materials on a website referred to in the Notice or to request to receive a printed set of the proxy materials by calling the toll-free number found on the Notice. We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the environmental impact of the Annual Meeting.

How can I get electronic access to the proxy materials?

The Notice provides you with instructions regarding how to:

- view our proxy materials for the Annual Meeting on the Internet;
- vote your shares after you have viewed our proxy materials;
- request a printed copy of the proxy materials; and
- instruct us to send our future proxy materials to you electronically by email.

Copies of the proxy materials are available for viewing at www.proxyvote.com.

You may have received proxy materials by email. Even if you received a printed copy of our proxy materials, you may choose to receive future proxy materials by email. Choosing to receive your future proxy materials by email will lower our costs of delivery and will reduce the environmental impact of our annual meetings. If you choose to receive our future proxy materials by email, you will receive an email next year with instructions containing a link to view those proxy materials and link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it or for so long as the email address provided by you is valid.

What am I voting on?

At the Annual Meeting, stockholders will be asked to:

- Elect twelve directors to serve on our Board of Directors until the 2013 annual meeting of stockholders and until their successors are duly elected and qualify;
- Conduct an advisory vote on executive compensation;
- Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2012; and
- Transact any other business that may properly come before the meeting and any adjournments or postponements of the meeting.

What is the Board of Directors' recommendations?

The Board of Directors recommends that you vote your shares:

- **FOR** each of our director candidates;
- **FOR**, on an advisory basis, the compensation of our named executive officers; and
- **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

Who is entitled to vote?

Holders of record of our common stock at the close of business on April 11, 2012, are entitled to vote at the meeting. Each stockholder is entitled to cast one vote for each share of common stock owned on each matter presented.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- *In Person.* You may vote in person at the Annual Meeting. Bring your printed proxy card if you received one by mail. Otherwise, we will provide stockholders of record a ballot at the Annual Meeting. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. You always can change your vote at the Annual Meeting.
- *Via the Internet.* You may vote by proxy via the Internet by visiting www.proxyvote.com. Have your proxy card or Notice in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.
- *Via Telephone.* If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by calling the toll-free number found on the proxy card.
- *Via Mail.* If you received or requested printed copies of the proxy materials by mail, you may vote by proxy by marking, signing and dating the proxy card and sending it back in the envelope provided.

If you have shares of our common stock that are held by a broker or other nominee, you may instruct your broker or nominee to vote your shares by following the instructions that the broker or nominee provides you. New York Stock Exchange rules prohibit your broker from voting for the election of directors and executive compensation on your behalf without specific voting instructions from you. Most brokers offer voting by mail, telephone and the Internet.

How do proxies work?

Our Board of Directors is asking for your proxy. Giving your proxy to the persons named by us means you authorize them to vote your shares at the Annual Meeting in the manner you direct. You may vote for all, some or none of our director candidates, and you may vote for or against, or abstain from voting on, executive compensation and the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

If you are a stockholder of record, and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors or you sign and return the enclosed proxy card, but do not specify how your shares are to be voted, your shares will be voted **FOR** the election of all of our director candidates, **FOR** executive compensation and **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

If you are a beneficial owner of shares held in street name and you do not provide the organization that holds your shares with specific voting instructions, under the rules promulgated by the New York Stock Exchange, the organization that holds your shares may generally vote on "routine" matters at its discretion, but cannot vote on "non-routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a "non-routine" matter, that organization will inform the inspector of election that it does not have the authority to vote on such matters with respect to your shares, which is generally referred to as a "broker non-vote."

You may receive more than one proxy or voting card depending on how you hold your shares. Shares registered in your name are covered by one card. If you also hold shares through a broker or other nominee, you also may receive material from them asking how you want to vote. To be sure that all of your shares are voted, we encourage you to respond to each request you receive.

Which matters are considered "routine" or "non-routine"?

The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm is considered to be a "routine" matter. A broker or other nominee may generally vote on routine matters and, therefore, no broker non-votes are expected to exist with respect to this matter. All other matters set forth in this Proxy Statement are matters that we believe will be designated "non-routine" matters. A broker or other nominee cannot vote without instructions on non-routine matters and, therefore, there will be broker non-votes on all matters other than the ratification of the appointment of PricewaterhouseCoopers LLP.

Can I change my vote or revoke my proxy after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting, or earlier deadline specified in the Notice or the proxy card, by voting again via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), by signing and returning a new proxy card or vote instruction form with a later date, or by attending the Annual Meeting and voting in person. Your attendance at the Annual Meeting, however, will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering, prior to the Annual Meeting, a written notice of revocation to the corporate Secretary at the address listed under "Questions" on page 43.

Will my shares be voted if I don't sign a proxy?

If you hold your shares directly in your own name, they will not be voted unless you provide a proxy. Under certain conditions, shares that you own that are held by a broker or nominee may be voted even if you do not provide voting instructions to the broker or nominee. Brokerage firms have the authority under applicable rules to vote on certain "routine" matters, including the ratification of auditors.

What constitutes a quorum?

In order to carry on the business of the meeting, we must have a quorum. This means that at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either in person or by proxy. Shares owned by us are not voted and do not count for this purpose. Both abstentions and broker non-votes (described below) are counted as present for purposes of determining the presence of a quorum. On April 11, 2012, we had 56,362,273 shares of common stock outstanding and entitled to vote at the meeting.

How many votes are needed for approval?

Election of Directors

Election of the director nominees requires the affirmative vote of a plurality of the votes cast on the matter. The director candidates receiving the highest number of affirmative votes of the shares entitled to be voted will be elected as directors. For purposes of the election of directors, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Stockholders may not cumulate votes in the election of directors.

Advisory Vote on Executive Compensation

The affirmative vote of a majority of the votes cast on the matter is required to approve, on an advisory basis, executive compensation. Our Board of Directors will review the results of this matter and will take the results into account in making future determinations concerning executive compensation. For purposes of the advisory vote on executive compensation, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

Ratification of Independent Auditor

The appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2012 will be ratified if this proposal receives the affirmative vote of a majority of the votes cast on the matter. Brokers have the authority to vote **FOR** this proposal in the absence of contrary instructions from a beneficial owner. If this appointment is not ratified by stockholders, the Audit Committee and Board of Directors may reconsider its recommendation and appointment, respectively. With respect to this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

A "broker non-vote" occurs when a broker submits a proxy, but does not vote for or against the matter. This will occur when the beneficial owner has not instructed the broker how to vote and the broker does not have discretionary authority to vote in the absence of instructions.

Who conducts the proxy solicitation?

Our Board of Directors is soliciting the proxies, and we will bear all costs of this solicitation, including the preparation, assembly, printing and mailing of this Proxy Statement. Copies of proxy materials will be furnished to banks, brokerage houses and other agents and nominees holding shares in their names that are beneficially owned by others so that they may forward the proxy materials to those beneficial owners. In addition, if asked, we will reimburse these persons for their reasonable expenses in forwarding the proxy materials to the beneficial owners. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all proxy materials to the beneficial owners of the shares that they hold of record. Certain of our officers and employees also may solicit proxies on our behalf by mail, email, phone or fax or in person.

What should I do if I want to attend in person?

Only stockholders of record, their proxy holders and invited guests may attend the Annual Meeting. If your shares are held by a broker or nominee, bring your most recent brokerage statement with you to the Annual Meeting. We can use that to verify your ownership of common stock and admit you to the meeting; *however*, you will not be able to vote your shares at the Annual Meeting without a proxy. If you wish to vote in person and your shares are held by a broker or nominee, you will need to obtain a proxy from the broker or nominee authorizing you to vote your shares held in their name. Any holder of a proxy from a stockholder must present the proxy card, properly executed, to be admitted. Stockholders and proxy holders must present a form of photo identification, such as a driver's license.

PROPOSAL ONE – ELECTION OF DIRECTORS

General

At the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has nominated the director candidates named below.

Our Board of Directors oversees the management of us on your behalf. The Board of Directors reviews our long-term strategic plans and exercises direct decision-making authority on key issues, such as the authorization of dividends, the selection of the Chief Executive Officer, setting the scope of his authority to manage our day-to-day operations and the evaluation of his performance.

Our Board of Directors is not classified; thus, all of our directors are elected annually. The Nominating and Corporate Governance Committee has recommended, and our Board of Directors has nominated, for re-election all twelve persons currently serving as directors whose terms are expiring at the 2012 Annual Meeting of Stockholders.

If elected, each of the persons nominated as a director will serve until the next annual meeting of stockholders and until their successors are duly elected and qualify. Personal information on each of our nominees is given below.

Our Board of Directors has determined that seven of the twelve nominees for election as directors at the Annual Meeting have no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and are independent within the meaning of the director independence requirements of the listing standards of the New York Stock Exchange, or NYSE. The independent directors are Rhodes Bobbitt, W. Joris Brinkerhoff, Charles R. Cummings, J. Markham Green, Jess T. Hay, William T. Hill, Jr. and W. Robert Nichols, III. The determinations regarding the independence of these individuals were based upon information known by the members of the Board of Directors concerning each other and supplied by each of the directors for the purpose of this determination. None of these directors had any transactions, relationships or arrangements that were required to be considered by the Board of Directors in determining that the director is independent. Assuming the election of our twelve nominees, all of our directors, other than Messrs. Gerald Ford, Jeremy Ford, Clifton Robinson, Kenneth D. Russell and Carl Webb, also will be "independent" directors, as set forth in our Director Independence Criteria. The full text of the Director Independence Criteria can be found in the "Investor Relations – Governance – Corporate Governance Documents" section of our website at www.hilltop-holdings.com. A copy also may be obtained upon request by writing our corporate Secretary at the address provided on page 43.

Our Board of Directors met five times during 2011. During 2011, no director attended fewer than 75% of the meetings of the Board of Directors and of the board committees on which he served. Because fewer than ten non-management stockholders usually attend our annual meetings in person, our Board of Directors has not adopted a formal policy with regard to director attendance at the annual meetings of stockholders. Messrs. Jeremy Ford, Jess Hay, William Hill and Robert Nichols attended the 2011 annual meeting of stockholders.

Nominees for Election as Directors

Rhodes R. Bobbitt
Age 66

Mr. Bobbitt has served as a director of Hilltop since November 2005. Mr. Bobbitt is retired. From 1987 until June 2004, he served as a Managing Director and the Regional Office Manager of the Private Client Service Group of Credit Suisse First Boston/Donaldson, Lufkin & Jenrette. Mr. Bobbitt was formerly Vice President of Security Sales in the Dallas office of Goldman, Sachs & Company from 1969 until 1987. He is actively involved with the University of Texas as a member of the University of Texas Development Board, was Co-Chairman of the Dallas Leadership Council—Capital Raising Campaign, and is a member of the University of Texas MBA Investment Fund Advisory Board. He also serves on the Board of Directors of First Acceptance Corporation, including the Nominating and Corporate Governance, Investment, and Audit Committees of that company.

W. Joris Brinkerhoff
Age 60

Mr. Brinkerhoff has served as a director of Hilltop since June 2005. Mr. Brinkerhoff founded a Native American owned joint venture, Doyon Drilling Inc. J.V., in 1981 and served as its operations Chief Executive Officer and Chief Financial Officer until selling his venture interests in 1992. Doyon Drilling Inc. J.V. designed, built, leased and operated state of the art mobile drilling rigs for ARCO and British Petroleum in conjunction with their development of the North Slope Alaska petroleum fields. Mr. Brinkerhoff currently manages, on a full-time basis, family interests, including oil and gas production, a securities portfolio and various other business interests. He actively participates in numerous philanthropic organizations.

Charles R. Cummings
Age 75

Mr. Cummings has served as a director of Hilltop since October 2005. Mr. Cummings currently serves as the Co-Manager of Acoustical Control LLC, a provider of noise abatement primarily for the oil and gas industry; DQB Solutions, LLC, a service provider to the waste industry; and Argyle Equipment, LLC, a lessor of equipment to the waste industry. In addition, Mr. Cummings is the President and Chief Executive Officer of CB Resources LLC, an investor in the oil and natural gas industry, and Container Investments, LLC, a lessor of equipment to the waste industry, each of which positions he has held since 1999 and 1991, respectively. He also currently serves as Chairman of Aaren Scientific, Inc., a manufacturer of intraocular lenses used in cataract surgery. From 1998 through 2008, he was the Chairman and Chief Executive Officer of Aaren Scientific, Inc. and its predecessors. In 1994, Mr. Cummings co-founded I.E.S.I. Corporation, a regional, non-hazardous waste management company, and serving as a director until its sale in 2005. Prior to that, he served as a Managing Director of AEA Investors, Inc., a private investment firm. Prior to 1979, he was a partner with Arthur Young & Company.

Gerald J. Ford
Age 67

Mr. Ford has served as Chairman of the Board of Hilltop since August 2007, and has served as a director of Hilltop since June 2005. Mr. Ford served as interim Chief Executive Officer of Hilltop from January 1, 2010 until March 11, 2010. Mr. Ford is a banking and financial institutions entrepreneur who has been involved in numerous mergers and acquisitions of private and public sector financial institutions, primarily in the Southwestern United States, over the past 35 years. In that capacity, he acquired and consolidated 30 commercial banks from 1975 to 1993, forming First United Bank Group, Inc., a multi-bank holding company for which he functioned as Chairman of the Board and Chief Executive Officer until its sale in 1994. During this period, he also led investment consortiums that acquired numerous financial institutions, forming in succession, First Gibraltar Bank, FSB, First Madison Bank, FSB and First Nationwide Bank. Mr. Ford also served as Chairman of the Board of Directors and Chief Executive Officer of Golden State Bancorp Inc. and its subsidiary, California Federal Bank, FSB, from 1998 to 2002. He currently participates on numerous boards of directors, including Pacific Capital Bancorp, for which he also is Chairman of the Board, McMoRan Exploration Co., Freeport McMoRan Copper and Gold Inc., SWS Group, Inc. and Scientific Games Corporation. Mr. Ford previously served as a director of First Acceptance Corporation and Triad Financial Corporation. Mr. Ford also currently serves on the Board of Trustees of Southern Methodist University, is the Managing Partner of Ford Financial Fund, L.P., a private equity fund that is the parent company of SB Acquisition Company LLC, the majority stockholder of Pacific Capital Bancorp., and Co-Managing Partner of Ford Financial Fund II, L.P., a private equity fund. Hilltop's President and Chief Executive Officer, Jeremy B. Ford, is the son of Mr. Ford, and Hilltop's General Counsel and Secretary, Corey G. Prestidge, is the son-in-law of Mr. Ford.

Jeremy B. Ford Age 37	Mr. Jeremy B. Ford has served as a director of Hilltop since March 2010. Mr. Jeremy B. Ford worked in the financial services industry for over twelve years, primarily focused on investments in, and acquisitions of, depository institutions and insurance and finance companies. He also is one of the individuals who provided services to Hilltop under the Management Services Agreement with Diamond A Administration Company, LLC. Accordingly, he has been actively involved in numerous potential acquisitions for Hilltop, the acquisition of NLASCO, Inc. in 2007, and the divestiture of the mobile home communities business in 2007. Mr. Jeremy B. Ford also is currently Chairman of the Board of First Acceptance Corporation. Prior to becoming President and Chief Executive Officer of Hilltop, he was a principal of Ford Financial Fund, L.P., a private equity fund. From 2004 to 2008, he worked for Diamond A-Ford Corporation, where he was involved in various investments made by a family limited partnership. Prior to that, he worked at Liberté Investors Inc. (now First Acceptance Corporation), California Federal Bank, FSB (now Citigroup Inc.), and Salomon Smith Barney (now Citigroup Inc.). Jeremy Ford is the son of Gerald J. Ford, Hilltop's Chairman of the Board, and the brother-in-law of Corey G. Prestidge, Hilltop's general counsel and secretary.
J. Markham Green Age 68	Mr. Green has served as a director of Hilltop since February 2004. Mr. Green is a private investor. From 2001 to 2003, he served as Vice Chairman of the Financial Institutions and Governments Group in investment banking at JP Morgan Chase. From 1993 until joining JP Morgan Chase, Mr. Green was involved in the start-up, and served on the boards, of eight companies, including Affordable Residential Communities Inc., the predecessor company to Hilltop Holdings Inc. From 1973 to 1992, Mr. Green served in various capacities at Goldman, Sachs & Co. in investment banking. He was a general partner of Goldman, Sachs & Co. and co-head of its Financial Services Industry Group. Mr. Green is a member of the board of directors of MENTOR/The National Mentoring Partnership. Mr. Green previously served as Chairman of the Board of PowerOne Media LLC.
Jess T. Hay Age 81	Mr. Hay has served as a director of Hilltop since March 2009. Mr. Hay is the retired Chairman and Chief Executive Officer of Lomas Financial Corporation, formerly a diversified financial services company engaged principally in mortgage banking, retail banking, commercial leasing and real estate lending, and of Lomas Mortgage USA, a mortgage banking institution, from which he retired in December 1994. Since 1987, Mr. Hay has been Chairman of the Texas Foundation for Higher Education, a non-profit organization dedicated to promoting higher education in the State of Texas. As Chairman and Chief Executive Officer of Lomas Financial Corporation, which included during his tenure, a total of five different corporations listed on the New York Stock Exchange, Mr. Hay has had extensive experience with all of the major functions within the operations of a public company. He is also a director of Viad Corp., and previously served as a director of Trinity Industries, Inc. from 1965 to 2011, Exxon Mobil from 1982 to 2001, SBC Communications (now AT&T) from 1985 to 2004 and MoneyGram International, Inc. from 2004 to 2010.
William T. Hill, Jr. Age 69	Mr. Hill has served as a director of Hilltop since April 2008. He currently has his own law firm. Prior to 2012, Mr. Hill was of counsel at Fitzpatrick Hagood Smith & Uhl, a criminal defense firm. Prior to that, Mr. Hill served as the Dallas District Attorney and the Chief Prosecuting Attorney of the Dallas District Attorney's office. During his tenure at the District Attorney's office, Mr. Hill restructured the office of 250 lawyers and 150 support personnel, including the computerization of the office in 1999. For more than four decades, Mr. Hill has been a strong community leader serving on a number of charitable boards and receiving numerous civic awards, including President of the SMU Mustang Board of Directors and Chairman of the Doak Walker Running Back Award for its first year. Mr. Hill currently serves on the board of directors of Oncor Electric Delivery Company LLC, Oncor Electric

Delivery Holdings Company LLC and Baylor Hospital Foundation, and is actively involved in the Mercy Street Mission. Mercy Street is a Christian-based organization serving West Dallas children by placing mentors with the children.

W. Robert Nichols, III
Age 67

Mr. Nichols has served as a director of Hilltop since April 2008. Mr. Nichols has been a leader in the construction machinery business since 1966. He is the President of Conley Lott Nichols, a dealer for several manufacturers of construction machinery, with offices in seven Texas cites. He has served on numerous bank and bank holding company boards, including United Mexico Bancorp and Ford Bank Group. Mr. Nichols is active in civic and charitable activities, serving as an active director at M.D. Anderson Hospital, The Nature Conservancy of Texas, Mercy Street and Baylor Hospital Emergency Center capital campaign.

C. Clifton Robinson
Age 74

Mr. Robinson has served as a director of Hilltop since March 2007. From 2000 until its acquisition by a subsidiary of Hilltop in January 2007, Mr. Robinson was Chairman of the Board and Chief Executive Officer of NLASCO, Inc., an insurance holding company domiciled in Texas. Mr. Robinson continues to serve as Chairman of the Board of NLASCO, Inc. In 2000, Mr. Robinson formed NLASCO, Inc. in conjunction with the acquisition of American Summit Insurance Company and the reacquisition of National Lloyds Insurance Company, which he had initially acquired in 1964 and later sold. In 1979, he organized National Group Corporation for the purpose of purchasing insurance companies and related businesses. In 1964, he became the President and Chief Executive Officer of National Lloyds Insurance Company in Waco, Texas, one of the two current insurance subsidiaries of NLASCO, Inc. From 1964 to the present, Mr. Robinson has participated in the formation, acquisition and management of numerous insurance business enterprises. Mr. Robinson established the Robinson-Lanham Insurance Agency in 1961. He previously has held positions with various insurance industry associations, including Vice-Chairman of the Board of Texas Life and Health Guaranty Association, President of the Independent Insurance Agents of Waco-McLennan County and member of the board of directors of the Texas Life Insurance Association and the Texas Medical Liability Insurance Underwriting Association. Mr. Robinson currently serves on the Board of Trustees of the Scottish Rite Hospital for Children in Dallas, Texas and owns and operates the *Waco Tribune-Herald.*

Kenneth D. Russell
Age 63

Mr. Russell has served as a director of Hilltop since August 2010. Mr. Russell is a former member of the managing board of directors for KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft (KPMG DTG). While a member of KPMG DTG, Mr. Russell served in leadership of Audit–Financial Services. Subsequent to his service as a member of the German firm leadership, he functioned as a freelance strategic advisory to KPMG DTG's managing board of directors, working directly with members of its executive committee. Most recently he has participated in the integration of the UK and German KPMG firms in the formation of KPMG Europe and headed a partner development program, which focuses on assisting partners in becoming better businessmen, as well as technicians. Prior to joining KPMG DTG, Mr. Russell was the lead financial services partner in the US KPMG LLP's Department of Professional Practice in New York. His responsibilities in the Department of Profession Practice included leading the financial instruments, structured financing and securitization topic teams, and he was one of KPMG's leading consultants on financial instruments, hedging and securitization accounting issues. Prior to joining the Department of Professional Practice at KPMG in 1993, Mr. Russell spent 20 years in KPMG's Dallas office and had engagement responsibilities for several significant regional banking, thrift and other financial services clients. He currently serves as a Financial Advisor with Diamond A Administration Company, LLC, an affiliate of Gerald J. Ford.

Carl B. Webb
Age 62

Mr. Webb has served as a director of Hilltop since June 2005. Since August 2010, Mr. Webb has served as the Chief Executive Officer of Pacific Capital Bancorp and as Chairman of the Board and Chief Executive Officer of Santa Barbara Bank & Trust, N.A. He is the Senior Principal of Ford Financial Fund, L.P., a private equity fund that is the parent company of SB Acquisition Company LLC, the majority stockholder of Pacific Capital Bancorp. Mr. Webb also is the Co-Managing Partner of Ford Financial Fund II, L.P., a private equity fund. In addition, Mr. Webb has served as a consultant to Hunter's Glen/Ford, Ltd., a private investment partnership, since November 2002. He served as the Co-Chairman of Triad Financial Corporation, a privately held financial services company, from July 2007 to October 2009, as was the interim President and Chief Executive Officer from August 2005 to June 2007. Previously, Mr. Webb was the President and Chief Operating Officer and a Director of Golden State Bancorp Inc. and its subsidiary, California Federal Bank, FSB, from September 1994 to November 2002. Prior to his affiliation with California Federal Bank, FSB, Mr. Webb was the President and Chief Executive Officer of First Madison Bank, FSB (1993 to 1994) and First Gibraltar Bank, FSB (1988 to 1993), as well as President and a Director of First National Bank at Lubbock (1983 to 1988). Mr. Webb also is a director of Pacific Capital Bancorp and Prologis, Inc. He is a former director of and M&F Worldwide Corp., Plum Creek Timber Company and Triad Financial Corporation.

Vote Necessary to Elect Directors

Election of the director nominees requires the affirmative vote of a plurality of the votes cast on the matter. The director candidates receiving the highest number of affirmative votes of the shares entitled to be voted will be elected as directors. For purposes of the election of directors, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Under applicable rules, a broker or other nominee does not possess the authority to vote for the director nominees in the absence of instructions from the beneficial owner of the relevant shares. Stockholders may not cumulate votes in the election of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES IDENTIFIED ABOVE.

Director Compensation

General

Members of our Board of Directors who also are full-time employees do not receive any compensation for their service on the Board of Directors or any committee of the Board of Directors. All other directors receive the following compensation for their service on the Board of Directors:

- $40,000 annual retainer; and
- $2,000 fee for participation in each meeting of the Board of Directors at which attendance in person is requested (one-half of that fee is paid for participation in any meeting at which attendance is requested by telephone).

In addition, members of board committees receive the following additional compensation:

- Audit Committee—$65,000 annual fee for the chairperson of the committee;
- Nominating and Corporate Governance Committee—$10,000 annual fee for the chairperson of the committee;
- Compensation Committee—$10,000 annual fee for the chairperson of the committee;
- Investment Committee—$25,000 annual fee for the chairperson of the committee;
- Merger and Acquisition Committee - $10,000 annual fee for the chairperson of the committee; and

- $1,000 fee for participation in each meeting of a board committee.

Members of our Board of Directors may elect to receive their aggregate Board of Directors and board committee compensation:

- entirely in the form of cash;
- entirely in the form of common stock; or
- one-half in cash and one-half in common stock.

Cash and shares of common stock are paid and issued, respectively, in arrears on a calendar quarterly basis, with no vesting requirements. Customarily, these payments and issuances occur by the 15th day of the month following the applicable calendar quarter-end. The value of the common stock awarded is based upon the average closing price per share of our common stock for the last ten consecutive trading days of the applicable calendar quarter. In lieu of fractional shares of common stock that would otherwise be issuable to directors, we pay cash to the director based upon the value of those fractional shares at the value the shares are awarded to the director. If a director does not serve for the entire calendar quarter, that director is compensated based upon the time of service during the applicable calendar quarter.

Each member of our Board of Directors is reimbursed for out-of-pocket expenses associated with his service on, and attendance at, Board of Directors or board committee meetings. Other than as described above, members of our Board of Directors receive no additional compensation for their service on the Board of Directors or board committees.

Political Action Committee Matching Program

The NLASCO Political Action Committee, or the PAC, is a separate segregated fund that was formed to make political contributions. To encourage participation in the PAC by eligible participants, for each contribution made to the PAC by an eligible individual contributor, Hilltop makes a matching contribution to any Section 501(c)(3) organization of the contributor's choice, dollar for dollar, up to the maximum amount an eligible individual can contribute to the PAC in a given calendar year. Under this program, no contributor to the PAC receives any financial, tax or other tangible benefit or premium from either Hilltop or the recipient charities. This program is completely voluntary.

2011 Director Compensation

Director Compensation Table for 2011[a]

Name	Fees earned or paid in cash ($)	Stock awards ($)	Total ($)
Rhodes Bobbitt	102,000	-	102,000
W. Joris Brinkerhoff	54,000		54,000
Charles R. Cummings	127,000	-	127,000
Gerald J. Ford	54,000	-	54,000
Jeremy B. Ford	-	-	-
J. Markham Green	60,000	-	60,000
Jess T. Hay	67,000	-	67,000
William T. Hill, Jr.	61,000	-	61,000
W. Robert Nichols, III	67,000	-	67,000
C. Clifton Robinson	49,000	-	49,000
Kenneth D. Russell	49,000	-	49,000
Carl B. Webb	13	47,987	48,000

(a) Fees earned for services performed in 2011 include annual retainers, meeting fees and chairperson remuneration. Aggregate fees paid to non-employee directors for annual retainers and committee chairmanships were paid quarterly in arrears. Cash was paid in lieu of the issuance of fractional shares. Service for any partial quarter is calculated and paid on the basis of time served during the applicable calendar quarter. Non-employee directors are solely responsible for the payment of taxes payable on remuneration paid by the Company. The value of stock awarded was determined based upon the average closing price per share of our common stock for the last ten consecutive trading days of the calendar quarter during which the stock was earned.

As described above, the 2011 stock awards were issued to each non-employee director who elected to receive all or part of his director compensation in the form of our common stock, generally within 15 days following each applicable calendar quarter-end. All of our personnel, as well as non-employee directors, are subject to trading restrictions with regard to our common stock, and trading may only occur during a "trading window." Provided that any such party does not possess material, non-public information about us, this trading period commences on the second business day after the public release of quarterly or annual financial information and ends one month after the public release of that information.

The following numbers of shares of our common stock were issued to our directors for services performed during 2011: Carl B. Webb—5,627 shares. Certain of the foregoing shares were issued in 2012 for services performed in the fourth quarter of 2011.

Each of the above directors had outstanding the following aggregate numbers of shares of our common stock awarded for services performed on behalf of us from election or appointment through the end of fiscal 2011: Rhodes Bobbitt—1,562 shares; W. Joris Brinkerhoff—9,943 shares; Charles R. Cummings—5,379 shares; Gerald J. Ford—2,893 shares; J. Markham Green—3,309 shares; and Carl B. Webb—28,407 shares. For further information about the stockholdings of these directors and our management, see "Stock Ownership—Security Ownership of Management" commencing on page 20 of this Proxy Statement.

Board Committees

General

The Board of Directors appoints committees to assist it in carrying out its duties. In particular, committees work on key issues in greater detail than would be practical at a meeting of all the members of the Board of Directors. Each committee reviews the results of its deliberations with the full Board of Directors.

The standing committees of the Board of Directors currently consist of the Audit Committee, the Compensation Committee, the Merger and Acquisition Committee, the Nominating and Corporate Governance Committee and the Investment Committee. Current copies of the charters for the Audit Committee, the Compensation Committee, the Merger and Acquisition Committee, the Nominating and Corporate Governance Committee and the Investment Committee, as well as our Corporate Governance Guidelines, Code of Business Conduct and Ethics and Code of Ethics for Chief Executive and Senior Financial Officers, may be found on our website at www.hilltop-holdings.com, under the heading "Investor Relations – Governance – Corporate Governance Documents." Printed versions also are available to any stockholder who requests them by writing to our corporate Secretary at the address listed under "Questions" on page 43. A more detailed description of these committees is set forth below. Our Board of Directors may, from time to time, establish certain other committees to facilitate our management.

Committee Membership

The following table shows the current membership of, and the 2011 fiscal meeting information for, each of the committees of the Board of Directors.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Investment Committee	Merger and Acquisition Committee
Rhodes Bobbitt	•	Chairman		Chairman	•
W. Joris Brinkerhoff		•			
Charles R. Cummings	Chairman		•		•
Gerald J. Ford				•	
Jeremy B. Ford					
J. Markham Green	•			•	
Jess T. Hay			•		Chairman
William T. Hill, Jr.		•	•		•
W. Robert Nichols, III			Chairman		•
C. Clifton Robinson					
Kenneth D. Russell					
Carl B. Webb					
Meetings in Fiscal 2011	5	4	4	5	4

Audit Committee

We have a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee helps our Board of Directors ensure the integrity of our financial statements, the qualifications and independence of our independent registered public accounting firm and the performance of our internal audit function and independent registered public accounting firm. In furtherance of those matters, the Audit Committee assists in the establishment and maintenance of our internal audit controls, selects, meets with and assists the independent registered public accounting firm, oversees each annual audit and quarterly review and prepares the report that federal securities laws require be included in our annual proxy statement, which appears on page 40. Mr. Cummings has been designated as Chairman, and Messrs. Green and Bobbitt are members, of the Audit Committee. Our Board of Directors has reviewed the education, experience and other qualifications of each member of the Audit Committee. Based upon that review, our Board of Directors has determined that Mr. Cummings qualifies as an "audit committee financial expert," as defined by the rules of the

Securities and Exchange Commission, and each member is independent for purposes of audit committee members, as set forth in the New York Stock Exchange's listing standards. Currently, none of our Audit Committee members serve on the audit committees of three or more public companies.

Compensation Committee

The Compensation Committee reviews and approves the compensation and benefits of our executive officers, administers our approved management incentive and 2003 equity incentive plans and produces the annual report on executive compensation for inclusion in our annual proxy statement, which appears on page 29. Each member is independent in accordance with the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's purpose is as follows:

- Identify, screen and recommend to our Board of Directors individuals qualified to serve as members, and on committees, of the Board of Directors;
- Advise our Board of Directors with respect to the composition, procedures and committees of the Board of Directors;
- Advise our Board of Directors with respect to the corporate governance principles applicable to the Company; and
- Oversee the evaluation of the Board of Directors and our management.

Each member is independent in accordance with the listing standards of the New York Stock Exchange.

Investment Committee

The Investment Committee is responsible for, among other things, reviewing investment policies, strategies and programs; reviewing the procedures that we utilize in determining that funds are invested in accordance with policies and limits approved by the Investment Committee; and reviewing the quality and performance of our investment portfolios and the alignment of asset duration to liabilities.

Merger and Acquisition Committee

The purpose of the Merger and Acquisition Committee is to review potential mergers, acquisitions or dispositions of material assets or a material portion of any business proposed by management and to report its findings and conclusions to the Board of Directors. Each member is independent in accordance with the listing standards of the New York Stock Exchange.

Corporate Governance

General

We are committed to good corporate governance practices and, as such, we have adopted formal corporate governance guidelines to enhance our effectiveness. The guidelines govern, among other things, board member qualifications, responsibilities, education, management succession and executive sessions. A copy of the corporate governance guidelines may be found at our corporate website at www.hilltop-holdings.com under the heading "Investor Relations—Governance – Corporate Governance Documents." A copy also may be obtained upon request from our corporate Secretary at the address listed under "Questions" on page 43.

Board Leadership Structure

Except for a brief period in 2010 where Mr. Gerald J. Ford served as interim Chief Executive Officer, historically, we have separated the offices of Chief Executive Officer and Chairman of the Board as a means of separating management of the Company from our Board of Director's oversight of management. Separating these roles also enabled an orderly leadership transition when Mr. Larry Willard retired at the conclusion of 2009. We believe, at this time, that this structure provides desirable oversight of our management and affairs. We have in the past appointed, and will continue to appoint, lead independent directors as circumstances require.

Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, intended to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. Our Board of Directors is actively involved in establishing and refining our business strategy, including assessing management's appetite for risk and determining the appropriate level of overall risk for the Company. We may conduct assessments in the future as circumstances warrant.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board of Directors also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and, from time to time, discusses and evaluates matters of risk, risk assessment and risk management with our management team. The Compensation Committee is responsible for overseeing the management of risk associated with our compensation policies and arrangements. The Nominating and Corporate Governance Committee ensures that the internal rule processes by which we are governed are consistent with prevailing best governance practices and applicable laws and regulations. Finally, the Investment Committee ensures that our funds are invested in accordance with policies and limits approved by it. Our Senior Officer Code of Ethics, Code of Business Conduct and Ethics, Committee Charters and other governance documents are reviewed by the appropriate committees annually to confirm continued compliance, ensure that the totality of our risk management processes and procedures is appropriately comprehensive and effective and that those processes and procedures reflect established best practices.

Board Performance

Our Board of Directors conducts an annual survey of its members regarding its performance and reviews the results of the survey with a view to improving efficacy and effectiveness of the Board of Directors. In addition, the full Board of Directors reviews annually the qualifications and effectiveness of the Audit Committee and its members.

Director Qualifications for Service

As described below, the Nominating and Corporate Governance Committee considers a variety of factors when a candidate is being considered to fill a vacancy on the Board of Directors or when nomination of an incumbent director for re-election is under consideration. The Nominating and Corporate Governance Committee and the Board of Directors strive to balance a diverse mix of experience, perspective, skill and background with the practical requirement that the Board of Directors will operate collegially, with the common purpose of overseeing our business on behalf of our stockholders. All of our directors possess relevant experience, and each of them approaches the business of the Board of Directors and their responsibilities with great seriousness of purpose. The following describes, with respect to each director, his particular experience, qualifications, attributes and skills that qualify him to serve as a director:

Rhodes Bobbitt	Mr. Bobbitt has an extensive investment background. This is particularly important given our available cash on hand and the investment portfolios at our insurance subsidiaries.
W. Joris Brinkerhoff	Mr. Brinkerhoff has participated, and continues to participate, in a number of business interests. Accordingly, he brings knowledge and additional perspectives to our Board of Directors from experiences with those interests.
Charles R. Cummings	Mr. Cummings has an extensive operational and accounting background. His expertise in these matters brings considerable strength to our Audit Committee and Board of Directors in these areas.
Gerald J. Ford	Mr. Ford has been a financial institutions entrepreneur and private investor involved in numerous mergers and acquisitions of private and public sector financial institutions over the past 35 years. His extensive banking industry experience and educational background provide him with significant knowledge in dealing with financial, accounting and regulatory matters, making him a

	valuable member of our Board of Directors. In addition, his service on the boards of directors and audit and corporate governance committees of a variety of public companies gives him a deep understanding of the role of the Board of Directors.
Jeremy B. Ford	Mr. Jeremy B. Ford's career has focused on mergers and acquisitions in the financial services industry. Accordingly, he has been actively involved in numerous acquisitions, including our acquisition of NLASCO, Inc. His extensive knowledge of our operations makes him a valuable member of our Board of Directors.
J. Markham Green	Mr. Green has an extensive background in financial services, as well as board service. His investment banking background also provides our Board of Directors with expertise surrounding acquisitions and investments.
Jess T. Hay	Mr. Hay has broad experience in managing and leading significant enterprises in the financial services industry. His service on the boards of other significant companies provides the Board of Directors with additional perspective on the Company's operations. His prior active involvement with the Democratic National Committee also provides him with broad exposure to the political processes on the national, state and local levels.
William T. Hill, Jr.	Mr. Hill's 43 years of experience with legal and compliance matters, along with his management of a large group of highly skilled professionals, have given him considerable knowledge concerning many matters that come before our Board of Directors. Mr. Hill has also served on several civic and charitable boards over the past 35 years, which has given him invaluable experience in corporate governance matters.
W. Robert Nichols III	Mr. Nichols has broad experience in managing and leading enterprises. This significant experience provides our Board of Directors with additional perspectives on our operations.
C. Clifton Robinson	Mr. Robinson possesses particular knowledge and experience in the insurance industry, as we purchased NLASCO, Inc. from him in 2007. This provides our Board of Directors with expertise in regards to our insurance operations.
Kenneth D. Russell	Mr. Russell's extensive background in accounting and operating entities provides valuable insight to our Board of Directors, including merger and acquisition activities.
Carl B. Webb	Mr. Webb possesses particular knowledge and experience in strategic planning and the financial industry, as well as expertise in finance, that strengthen the Board of Directors' collective qualifications, skills and experience.

Executive Board Sessions

The current practice of our Board of Directors is to hold an executive session of its non-management directors at least once per quarter. The individual who serves as the chair at these executive sessions rotates each year among the chairs (if such chair is not a member of management) of the committees of the Board of Directors. Executive sessions of the independent directors of the Board of Directors also are held at least once per fiscal year.

Communications with Directors

Our Board of Directors has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact any member or all members of the Board of Directors by mail. To communicate with our Board of Directors, any individual director or any group or committee of directors, correspondence should be addressed to the Board of Directors or any such individual director or group or committee of directors by either name or title. The correspondence should be sent to Hilltop Holdings Inc., c/o Secretary, 200 Crescent Court, Suite 1330, Dallas, Texas 75201.

All communications received as set forth in the preceding paragraph will be opened by the office of our General Counsel for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service or patently offensive material will be forwarded promptly to the addressee(s). In the case of communications to the Board of Directors or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to whom the communication is addressed. If the amount of correspondence received through the foregoing process becomes excessive, our Board of Directors may consider approving a process for review, organization and screening of the correspondence by the corporate Secretary or other appropriate person.

Code of Business Conduct and Ethics

We have adopted a Senior Officer Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. We also have adopted a Code of Business Conduct and Ethics applicable to all officers, directors and employees. Both codes are available on our website at www.hilltop-holdings.com under the heading "Investor Relations—Governance—Corporate Governance Documents." Copies also may be obtained upon request by writing our Corporate Secretary at the address listed under "Questions" on page 43. Amendments to, and waivers from, our Senior Officer Code of Ethics and our Code of Business Conduct and Ethics will be disclosed at the same website address provided above and in such filings as may be required pursuant to applicable law or listing standards.

Director Nomination Procedures

The Nominating and Corporate Governance Committee believes that, at a minimum, candidates for membership on the Board of Directors should have demonstrated an ability to make a meaningful contribution to the Board of Directors' oversight of our business and affairs and have a record and reputation for honest and ethical conduct. The Nominating and Corporate Governance Committee recommends director nominees to the Board of Directors based on, among other things, its evaluation of a candidate's experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment and a willingness to devote adequate time and effort to board responsibilities. In making its recommendations to the Board of Directors, the Nominating and Corporate Governance Committee also seeks to have the Board of Directors nominate candidates who have diverse backgrounds and areas of expertise so that each member can offer a unique and valuable perspective.

The Nominating and Corporate Governance Committee expects, in the future, to identify potential nominees by asking current directors and executive officers to notify the committee if they become aware of persons who meet the criteria described above. The Nominating and Corporate Governance Committee also, from time to time, may engage firms, at our expense, that specialize in identifying director candidates. As described below, the Nominating and Corporate Governance Committee also will consider candidates recommended by stockholders.

Once a person has been identified by the Nominating and Corporate Governance Committee as a potential candidate, the committee expects to collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating and Corporate Governance Committee determines that the candidate warrants further consideration, and if the person expresses a willingness to be considered and to serve on the Board of Directors, the Nominating and Corporate Governance Committee expects to request information from the candidate, review the person's accomplishments and qualifications, including in light of any other candidates that the committee might be considering, and conduct one or more interviews with the candidate. In certain instances, members of the Nominating and Corporate Governance Committee may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments.

In addition to formally nominating individuals for election as directors in accordance with our Second Amended and Restated Bylaws, as summarized below on page 42 under "Stockholder Proposals for 2013," stockholders may send written recommendations of potential director candidates to the Nominating and Corporate Governance Committee for its consideration. Such recommendations should be submitted to the Nominating and Corporate Governance Committee "c/o Secretary" at Hilltop Holdings Inc., 200 Crescent Court, Suite 1330, Dallas, Texas 75201. Director recommendations submitted by stockholders should include the following information regarding the stockholder making the recommendation and the individual(s) recommended for nomination:

- name, age, business address and residence address;
- the class, series and number of any shares of Hilltop stock or other securities of Hilltop or any affiliate of Hilltop owned, beneficially or of record (including the name of the nominee holder if beneficially owned);
- the date(s) that shares of Hilltop stock or other securities of Hilltop or any affiliate of Hilltop were acquired and the investment intent of such acquisition;
- any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any securities of Hilltop or any affiliate of Hilltop;
- whether and the extent to which such person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the prior six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (a) manage risk or benefit of changes in the price of Hilltop securities or any security of any entity listed in the peer group in the stock performance graph included in the materials distributed with this Proxy Statement or (b) increase or decrease the voting power of such person in Hilltop disproportionately to such person's economic interest in Hilltop securities (or, as applicable, any security of any entity listed in the peer group in the stock performance graph included in the materials distributed with this Proxy Statement);
- any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with us), by security holdings or otherwise of such person in us or in any of our affiliates, other than an interest arising from the ownership of securities where such person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;
- the investment strategy or objective, if any, of the stockholder making the recommendation and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors, or potential investors, in such stockholder (if not an individual);
- to the extent known by the stockholder making the recommendation, the name and address of any other stockholder supporting the nominee for election or reelection as a director;
- a certificate executed by the proposed nominee that certifies that the proposed nominee is not, and will not, become a party to, any agreement, arrangement or understanding with any person or entity other than us in connection with service or action as a director that has not been disclosed to us and that the proposed nominee consents to being named in a proxy statement and will serve as a director if elected;
- completed Proposed Nominee questionnaire (the questionnaire will be provided upon request by writing or telephoning our Corporate Secretary at the address or phone number listed under "Questions" on page 43); and
- all other information that would be required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 and the rules promulgated thereunder.

The stockholder recommendation and information described above must be delivered to the Corporate Secretary not earlier than the 120th day and not later than 5:00 p.m., Dallas, Texas time, on the 90th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting of stockholders; *provided, however*, that if the date of the annual meeting is advanced more than thirty days prior to, or delayed by more than thirty days after, the first anniversary of the date of the preceding year's annual meeting, the stockholder recommendation and information must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Dallas, Texas time, on the later of the 90th day prior to the date of such annual meeting of stockholders and the 10th day following the date on which public announcement of the date of such annual meeting is first made. In the event, however, the number of directors to be elected to the Board of Directors is increased and there is no public announcement of such action at least 100 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting, a stockholder recommendation also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it is delivered to the Corporate Secretary not later than 5:00 p.m., Dallas, Texas time, on the tenth day following the day on which the public announcement is first made.

The Nominating and Corporate Governance Committee expects to use a similar process to evaluate candidates to the Board of Directors recommended by stockholders as the one it uses to evaluate candidates otherwise identified by the committee.

Pursuant to an action of the Board of Directors at a meeting held March 8, 2012, the mandatory retirement age for directors was waived with regard to the service of Messrs. Cummings, Hay and Robinson.

No fee was paid to any third party or parties to identify or evaluate, or assist in identifying or evaluating, potential nominees.

The Nominating and Corporate Governance Committee did not receive the name of any recommended director nominee from a stockholder.

STOCK OWNERSHIP

Principal Stockholders

The following table sets forth information regarding our common stock beneficially owned on April 11, 2012 by any person or "group," as that term is used in Section 13(d)(3) of Securities Exchange Act of 1934, known to us to beneficially own more than five percent of the outstanding shares of our common stock.

Name and Addresss of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (a)
Gerald J. Ford (b) 200 Crescent Court, Suite 1350 Dallas, Texas 75201	15,048,102	26.7 %
Burgundy Asset Management Ltd. (c) 181 Bay Street, Suite 4510 Toronto, Ontario M5J 2T3	4,119,393	7.3 %
Dimensional Fund Advisors LP (d) Palisades West, Building One 6300 Bee Cave Raod Austin, Texas 78746	3,691,675	6.5 %

(a) Based on 56,362,273 shares of common stock outstanding on April 11, 2012. Shares issuable under instruments to purchase our common stock that are exercisable within 60 days of April 11, 2012 are treated as if outstanding for computing the percentage ownership of the person holding these instruments, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(b) The shares of common stock beneficially owned by Mr. Ford include 15,044,616 shares owned by Diamond A Financial, LP. Mr. Ford is the sole general partner of Diamond A Financial, LP. Mr. Ford has sole voting and dispositive power of these shares.

(c) Based upon Schedule 13G/A (Amendment No. 1) filed on February 15, 2012. Burgundy Asset Management Ltd. has sole voting and dispositive power of these shares. Clients for whom Burgundy Asset Management Ltd. acts as investment adviser may withdraw dividends or proceeds from the sale securities from the accounts managed by Burgundy Asset Management Ltd. No one client of Burgundy Asset Management Ltd. has an interest in the common stock of Hilltop in excess of five percent of the total outstanding shares.

(d) Based upon Schedule 13G filed on February 13, 2012. Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, neither Dimensional Fund Advisors LP or its subsidiaries (collectively, "Dimensional") possess voting and/or investment power over the securities of Hilltop that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. All securities reported are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. To the knowledge of Dimensional, the interest of any one such Fund does not exceed five percent of the class of securities.

Security Ownership of Management

The following table sets forth information regarding the number of shares of our common stock beneficially owned on April 11, 2012, by:

- each of our directors;
- each of our named executive officers; and
- all of our directors and named executive officers presently serving, as a group.

Except as otherwise set forth below, the address of each of the persons listed below is c/o Hilltop Holdings Inc., 200 Crescent Court, Suite 1330, Dallas, Texas 75201. Except as otherwise indicated in the footnotes to this table, the persons named in the table have specified that they have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them, subject to any applicable community property law.

	Common Stock		
Name of Beneficial Owner	**Amount and Nature of Beneficial Ownership**		**Percent of Class (a)**
Rhodes Bobbitt	126,059	(b)	*
W. Joris Brinkerhoff	35,228		*
Charles R. Cummings	37,476		*
Gerald J. Ford 200 Crescent Court, Suite 1350 Dallas, Texas 75201	15,048,102	(c)	26.7%
Jeremy B. Ford	100,000	(d)	*
J. Markham Green	119,152		*
Jess T. Hay	-		*
William T. Hill, Jr.	-		*
W. Robert Nichols, III	-		*
C. Clifton Robinson	1,218,880		2.2%
Kenneth D. Russell	-		*
Carl B. Webb	92,527		*
Darren Parmenter	50,361	(e)	*
Corey G. Prestidge	20,000	(f)	*
Greg Vanek	50,000	(g)	*
All Directors and Named Executive Officers, as a group (15 persons)	16,897,785	(h)	29.9%

* Represents less than 1% of the outstanding shares of such class.

(a) Based on 56,362,273 shares of common stock outstanding on April 11, 2012. Shares issuable under instruments to purchase our common stock that are exercisable within 60 days of April 11, 2012, are treated as if outstanding for computing the percentage ownership of the person holding these instruments, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(b) Includes 62,100 shares of common stock held in an IRA account for the benefit of Mr. Bobbitt.

(c) The shares of common stock beneficially owned by Mr. Ford include 15,044,616 shares owned by Diamond A Financial, LP. Mr. Ford is the sole general partner of Diamond A Financial, LP. Mr. Ford has sole voting and dispositive power of these shares.

(d) Jeremy Ford is a beneficiary of a trust that owns a 49% limited partnership interest in Diamond A Financial, LP (see footnote (c)). Includes 100,000 shares of common stock acquirable pursuant to the exercise of a stock option. Excludes 400,000 shares of common stock acquirable pursuant to the exercise of a stock option that will not vest within 60 days of April 11, 2012.

(e) Includes 50,000 shares of common stock acquirable pursuant to the exercise of a stock option.

(f) The spouse of Corey Prestidge is a beneficiary of a trust that owns a 49% limited partnership interest in Diamond A Financial, LP (see footnote (c)). Includes 20,000 shares of common stock acquirable pursuant to the exercise of a stock option. Excludes 80,000 shares of common stock acquirable pursuant to the exercise of a stock option that will not vest within 60 days of April 11, 2012.

(g) Includes 50,000 shares of common stock acquirable pursuant to the exercise of a stock option.

(h) Represents 15 persons and includes 220,000 shares of common stock acquirable pursuant to the exercise of stock options. Excludes 480,000 shares of common stock acquirable by our named executive officers pursuant to the exercise of stock options that will not vest within 60 days of April 11, 2012.

MANAGEMENT

Executive Officers

General

We have identified the following officers as "executive officers," consistent with the definition of that term as used by the SEC:

Name	Age	Position	Officer Since
Jeremy B. Ford	37	President, Chief Executive Officer and Director	2010
Darren Parmenter	49	Senior Vice President - Finance	2007
		Chief Operating Officer of NLASCO, Inc.	2012
Corey G. Prestidge	38	General Counsel and Secretary	2008
Greg D. Vanek	51	President of NLASCO, Inc.	2007

Business Experience of Executive Officers

Information concerning the business experience of Mr. Jeremy B. Ford is set forth above under "Proposal One – Election of Directors – Nominees for Election as Directors" on page 5.

Darren Parmenter. Mr. Parmenter has served as Senior Vice President of Finance of Hilltop since June 2007. In March 2012, Mr. Parmenter also was appointed Chief Operating Officer of NLASCO, Inc. From January 2000 to June 2007, Mr. Parmenter was with Hilltop's predecessor, Affordable Residential Communities Inc., and served as the Controller of Operations from April 2002 to June 2007. Prior to 2000, Mr. Parmenter was employed by Albertsons Inc., as an Assistant Controller.

Corey G. Prestidge. Mr. Prestidge has served as General Counsel and Secretary of Hilltop since January 2008. From November 2005 to January 2008, Mr. Prestidge was the Assistant General Counsel of Mark Cuban Companies. Prior to that, Mr. Prestidge was an associate in the corporate and securities practice group at Jenkens & Gilchrist, a Professional Corporation, which is a former national law firm. Mr. Prestidge is the son-in-law of our Chairman of the Board, Gerald J. Ford, and the brother-in-law of our President and Chief Executive Officer, Jeremy B. Ford.

Greg Vanek. Mr. Vanek has served as President and Chief Operating Officer of NLASCO since 2001, and National Lloyds Insurance Company and American Summit Insurance Company, subsidiaries of NLASCO, since 1997 and 2001, respectively, except for a brief period during 2000 when he was self-employed. Prior to his service in those capacities, Mr. Vanek served as Vice President of Marketing and as an underwriter for National Lloyds Insurance Company since joining the company in 1986. He is a member of various insurance industry associations, including a member and officer of the Association of Fire and Casualty Companies of Texas Legislative Committee and a board member of Southwestern Insurance Information Service.

Terms of Office and Relationships

Our named executive officers are elected annually or, as necessary, to fill vacancies or newly created offices by our Board of Directors. Each named executive officer holds office until his successor is duly elected or qualifies or, if earlier, until his retirement, death, resignation or removal. Any officer or agent elected or appointed by our Board of Directors may be removed by our Board of Directors whenever, in its judgment, our best interests will be served, but any removal will be without prejudice to the contractual rights, if any, of the person so removed.

Except as disclosed elsewhere in this Proxy Statement, there are no familial relationships among any of our current directors or executive officers. Except as described under "Proposal One – Election of Directors – Nominees for Election as Directors" commencing on page 5, none of our director nominees hold directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or pursuant to Section 15(d) of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.

Except as set forth in this Proxy Statement, there are no arrangements or understandings between any nominee for election as a director or officer and any other person pursuant to which that director was nominated or that officer was selected.

Compensation Discussion and Analysis

In the paragraphs that follow, we will discuss the overall objectives of our compensation program and how it is designed to reward participants over the life of the program, each element of compensation that we provide and an explanation of the reasons for the compensation decisions we have made regarding the following individuals, whom we refer to as our "named executive officers" for 2011:

- Jeremy B. Ford—President and Chief Executive Officer
- Darren Parmenter—Senior Vice President of Finance (principal financial officer)
- Corey G. Prestidge—General Counsel and Secretary
- Greg Vanek—President of NLASCO

Following this discussion, we provide specific information about compensation earned or awarded to our named executive officers during 2011.

Executive Summary

All base salaries of the named executive officers during 2011 remained the same as the previous year, except for Mr. Prestidge whose base salary was increased to $300,000 in April 2011. Other than base salary, the compensation of the named executive officers of Hilltop is discretionary and determined following the review of the Company's results of operations for the relevant period. Accordingly, the Compensation Committee evaluates the achievements and activities of the Company and the named executive officers of Hilltop, in particular, following the relevant period to determine the appropriate additional compensation, if any, to be awarded. With respect to Mr. Vanek, the Compensation Committee established performance criteria by which Mr. Vanek would receive compensation in addition to his base salary. This performance criteria is designed to promote growth without additional risk and loss exposure.

Philosophy and Objectives of Our Executive Compensation Program

Our compensation program includes the following components: base salary, annual and long-term incentive awards that are linked to performance and the creation of stockholder value, perquisites and post-termination compensation. In structuring our compensation programs each year, the Compensation Committee selects the particular components and the weighting given to those components, based upon our strategic objectives. We believe that it is critical to structure the compensation program in such a manner to retain those with the talent, skill and experience necessary for us to realize our strategic objectives.

With this in mind, the following principles help guide our decisions regarding compensation of our named executive officers:

- *Compensation opportunities should be competitive with market practices.* In order to attract and retain executives with the experience and skills necessary to lead our company and motivate them to deliver strong performance to our stockholders, we are committed to providing total annual compensation opportunities that are competitive.
- *A significant portion of compensation should be performance-based.* Our executive compensation program emphasizes pay for performance. This means that compensation based on corporate performance, as assessed by our Compensation Committee and under the management incentive plan, as the case may be, has the possibility to represent a significant portion of the named executive officer's total compensation.
- *Management's interests should be aligned with those of our stockholders.* Our long-term incentive compensation is delivered in the form of stock options, the value of which is ultimately dependent upon the performance of our stock price. Although we have no mandatory requirement of stock ownership by our employees, including our named executive officers, stock ownership is encouraged.
- *Compensation should be perceived as fair and equitable.* We strive to create a compensation program that will be perceived as fair and equitable, both internally and externally. We also consider the pay of the named executive officers relative to one another and to other members of the management team.

How We Determine and Assess Executive Compensation Generally

Role of the Compensation Committee

The Compensation Committee of our Board of Directors is responsible for reviewing and approving all aspects of the compensation programs for our named executive officers and making all decisions regarding specific compensation to be paid or awarded to them. The Compensation Committee is responsible for, among its other duties, the following:

- Review and approval of corporate incentive goals and objectives relevant to compensation;
- Evaluation of individual performance results in light of these goals and objectives;
- Evaluation of the competitiveness of the total compensation package; and
- Approval of any changes to the total compensation package, including, but not limited to, base salary, annual and long-term incentive award opportunities and payouts and retention programs.

The Compensation Committee is responsible for determining all aspects of compensation of the Chief Executive Officer, as well as assessing his individual performance.

The Compensation Committee, in its discretion, considers (i) the transferability of managerial skills, (ii) the relevance of each named executive officer's experience to other potential employees, and (iii) the readiness of the named executive officer to assume a different or more significant role, either within our organization or with another organization. When making pay-related decisions, the Compensation Committee also has considered our specific circumstances and the associated difficulties with attraction, retention and motivation of talent and the importance of compensation in supporting achievement of our strategic objectives.

Information about the Compensation Committee and its composition, responsibilities and operations can be found under "Board Committees" beginning on page 12 of this Proxy Statement and in the "Investor Relations-Governance" section of our website.

Role of the Chief Executive Officer in Compensation Decisions

The Chief Executive Officer recommends to the Compensation Committee any compensation changes affecting the other named executive officers. Within the framework of the compensation programs approved by the Compensation Committee and based on management's review of market competitive positions, each year the Chief Executive Officer recommends the level of base salary increase, if any, reviews and approves the specific individual performance objectives, and whether the officer has achieved performance objectives, in the annual incentive program and recommends the long-term incentive grant value, if any, for the other named executive officers. His recommendations are based upon his assessment of the individual officer's performance, performance of the officer's respective business or function and employee retention considerations. The Compensation Committee reviews and considers the Chief Executive Officer's recommendations when determining any compensation changes affecting our officers or executives. The Chief Executive Officer does not play any role with respect to any matter impacting his own compensation.

Role of Stockholder Say-on-Pay Votes

The Company provides its stockholders with the opportunity to cast an annual advisory vote on executive compensation. At the Company's annual meeting of stockholders held in June 2011, 99% of the votes cast (excluding abstentions and broker non-votes) on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes this affirms stockholders' support of the Company's approach to executive compensation, and did not change its approach in 2011. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the named executive officers.

Role of Compensation Consultant

The Compensation Committee has not retained a compensation consultant in past five years due to the unique nature of Hilltop and its activities. The Compensation Committee will consider retaining a compensation consultant in the future as circumstances warrant.

Other Factors

The Compensation Committee makes executive compensation decisions following a review and discussion of both the financial and operational performance of our businesses and the annual performance reviews of the named executive officers and other members of the management team.

Elements of our Executive Compensation Program

Overall, our executive compensation program is designed to be consistent with the objectives and principles set forth above. The basic elements of our 2011 and 2012 executive compensation program are summarized below, followed by a more detailed discussion of those programs.

Our compensation policies and programs are considered by the Compensation Committee in a total rewards framework, considering both "pay"—base salary, annual incentive compensation and long-term incentive compensation; and "benefits"—benefits, perquisites and executive benefits and other compensation. Our executive compensation program consists primarily of the following components:

Compensation Component	Purpose
Base Salary	Fixed component of pay intended to compensate the individual fairly for the responsibility level of the position held.
Annual Incentive Awards	Variable component of pay intended to motivate and reward the individual's contribution to achieving our short-term/annual objectives.
Long-term Incentive Awards	Variable component of pay intended to motivate and reward the individual's contribution to achieving our long-term objectives.
Perquisites	Fixed component of pay intended to provide an economic benefit to us in attracting and retaining executive talent.
Post-Termination Compensation (Severance and Change in Control)	Fixed component of pay intended to provide a temporary income source following an executive's involuntary termination and, in the case of a change in control, to also provide continuity of management during that event.

Base Salary

We provide base salaries for each named executive officer, commensurate with the services each provides to us, because we believe a portion of total direct compensation should be provided in a form that is fixed and liquid. In determining the salary of Mr. Jeremy B. Ford, the Compensation Committee evaluated the salary that Mr. Jeremy B. Ford was earning with prior organizations, the salaries of other named executive officers of the Company and the level of responsibility assumed, among other items. As a result of that analysis, the Compensation Committee determined the annual salary of Mr. Jeremy B. Ford in April 2010. With respect to the other named executive officers of the Company for 2011, the Compensation Committee determined to maintain the current salary of the named executive officers based on the operating activities of the Company; however, the Compensation Committee determined to increase the salary of Mr. Corey G. Prestidge on April 28, 2011 to $300,000 per year. This increase was based upon his continuing significant contributions to the Company. On March 8, 2012, the Compensation Committee determined to increase the salaries of Messrs. Parmenter and Vanek to $290,000 and $295,000, respectively, per year. In March 2012, Mr. Parmenter assumed the role of Chief Operating Officer of NLASCO, Inc. in addition to his current duties at the Company. As a result, the Compensation Committee determined to increase Mr. Parmenter's salary for those additional duties assumed. With respect to Mr. Vanek, the Compensation Committee determined that the new strategic initiatives implemented at NLASCO, Inc. and the lack of increase in his base salary for an extended period of time warranted an increase in his base salary. The following are the base salaries for the named executive officers in 2010, 2011 and 2012:

Name		Base Salary							
		2010			2011			2012	
Jeremy B. Ford	$	400,000	(a)	$	400,000		$	400,000	
Darren Parmenter	$	275,000		$	275,000		$	290,000	(c)
Corey G Prestidge	$	275,000		$	300,000	(b)	$	300,000	
Greg Vanek	$	275,000		$	275,000		$	295,000	(c)

(a) Jeremy B. Ford was elected as President and Chief Executive Officer on March 11, 2010.
(b) The increase in Corey G. Prestidge's annual salary was determined by the Compensation Committee on April 28, 2011.
(c) The increases in salaries of Messrs. Parmenter and Vanek were determined by the Compensation Committee on March 8, 2012.

Annual Incentive Awards

Our named executive officers and other employees are eligible to receive annual incentive awards based upon our financial performance and other factors, including individual performance. The Compensation Committee believes that this element of compensation is important to focus management efforts on, and provide rewards for, annual financial and strategic results that are aligned with creating value for our stockholders. In years past, this component of the compensation program was pre-determined at the outset of the year and based upon measurable criteria. In 2008, our Compensation Committee decided to eliminate the pre-determined nature of this incentive compensation from the compensation program for our named executive officers serving at Hilltop, while maintaining that structure at our insurance holding company, NLASCO, Inc. This decision was due to the sale of substantially all of our assets in July 2007 and the change in the primary focus of Hilltop management towards acquisitions with its available cash. This component of the compensation program for the named executive officers at Hilltop is now purely at the discretion of the Compensation Committee. Therefore, the Compensation Committee is entitled to reward those officers on a more subjective, versus quantitative basis, which it believes is more relevant given the nature of Hilltop's current focus. The Compensation Committee, however, envisions returning to the previous structure upon Hilltop's consummation of an acquisition of a business with our available cash.

With respect to the award payable to Mr. Vanek, who serves at NLASCO, in 2011, the amounts he was entitled to receive under the management incentive plan were based upon NLASCO's achievement of the following criteria:

- $30,938 if the Expense Ratio[a] is 36% or less;
- $20,625 if written premium exceeds forecast;
- $2,063 for each percentage point written premium exceeds forecast, up to 5% maximum ($10,313 maximum); and
- Loss Ratio[b]:
  - $144,375 if 51% or less;
  - $72,188 if greater than 51%, but 55% or less; or
  - $20,625 if greater than 55%, but the non-catastrophe Loss Ratio[c] is 50% or less.

(a) Expense Ratio is policy acquisition and other underwriting expense divided by net premiums earned for the same period.
(b) Loss Ratio is the ratio that expresses the relationship of losses to premiums. Loss Ratio is loss and loss adjustment expenses divided by net premiums earned for the same period.
(c) The non-catastrophe Loss Ratio is defined as the loss and loss adjustment expense ratio excluding Property Claim Service identified catastrophes that result in a loss to American Summit Insurance Company of $250,000 or more or National Lloyds Insurance Company of $1.0 million or more.

Notwithstanding the foregoing, no compensation would be payable under this plan if there was a net loss at NLASCO for the calendar year ended December 31, 2011.

The Compensation Committee, in its sole discretion, determines the amount of each participant's award based on attainment of the applicable performance goals and assessments of individual performance. For 2011 NLASCO performance, the Expense Ratio was less than 36%, written premium exceeded forecast and premium growth over budget was greater than five percent, which resulted in an award of $61,875 to Mr. Vanek. The Compensation Committee, however, has the authority to make adjustments to the performance objectives in recognition of unusual or non-recurring events or to pay discretionary bonuses.

The Compensation Committee conducted a performance review of each named executive officer of Hilltop. During 2011, the named executive officers of Hilltop evaluated a number of opportunities, one of which was announced on March 21, 2011 and closed July 29, 2011. In addition to those activities, the Compensation Committee also evaluated the contributions by the named executive officers of Hilltop to other areas of the Company. Based upon those evaluations, together with operations of the Company, it determined the discretionary bonuses for 2011.

The following discretionary bonuses were paid for services rendered in 2011:

Name	**Amount of Discretionary Cash Bonus**		**Percent of Base Salary**
Jeremy B. Ford	$	230,000	57.5%
Darren Parmenter	$	75,000	27.3%
Corey G. Prestidge	$	100,000	33.3%
Greg Vanek	$	8,125 (a)	3.0%

(a) The amount of cash bonus is in addition to Mr. Vanek's award under the management incentive plan of $61,875. Accordingly, Mr. Vanek received an aggregate bonus of $70,000 for 2011.

As previously announced, the named executive officers serving at Hilltop will be awarded bonuses in 2012 at the discretion of the Compensation Committee. With respect to Messrs. Vanek and Parmenter, the Compensation Committee currently is evaluating the bonus/performance criteria for 2012, which it expects to approve at is May 3, 2012 meeting.

The management incentive plan provides that, upon a change in control (as defined in the plan), each participant (which includes each of the named executive officers) would be entitled to payment of a pro-rata bonus for the year in which the change in control occurs, the amount of which would be determined assuming the maximum level of performance had been achieved. This plan does not apply to discretionary bonuses.

Long-Term Incentive Awards

As described above, we believe that a portion of each named executive officer's compensation should be tied to the performance of our company's stock price, aligning the officer's interest with that of our stockholders. In this regard, our long-term incentive compensation is delivered in the form of stock options, the value of which is ultimately dependent upon the performance of our stock price. Further discussion of the 2003 equity incentive plan pursuant to which such options are awarded is found after the "Grants of Plan-Based Awards" section below.

On October 25, 2007, the Compensation Committee granted options to purchase 50,000 shares to each of Mr. Parmenter and Mr. Vanek. In determining the number of stock options granted to Messrs. Parmenter and Vanek, the Compensation Committee did not take into account specific individual performance factors, but rather considered the awards previously made to other executive officers. No option awards were granted in 2008, 2009 and 2010.

On November 2, 2011, the Compensation Committee granted options to purchase 500,000 shares and 100,000 shares to Jeremy B. Ford and Corey G. Prestidge, respectively. In determining the number of stock options granted to Messrs. Ford and Prestidge, the Compensation Committee did not take into account specific individual performance factors, but rather considered the awards previously made to other executive officers.

We have not adopted a formal policy for the timing of grants of equity awards. The Compensation Committee, however, follows an informal practice of annually reviewing and determining whether to grant equity awards. If the Compensation Committee needs to consider off-cycle awards, such as in the case of new hires, promotions or special retention awards, it determines the applicability and amount of any such awards on a case-by-case basis.

All option awards made to eligible employees, including the named executive officers, are made pursuant to the 2003 equity incentive plan. All stock options issued under the terms of the plan are granted with an exercise price equal to the fair market value of our common stock as defined in the 2003 equity incentive plan. Under the 2003 equity incentive plan, fair market value is deemed to be the average of the high and low sales prices per share of common stock on the New York Stock Exchange on the date of grant of the stock options. Options awards are not subject to re-pricing.

All stock option awards made to the named executive officers are made by the Compensation Committee and not pursuant to delegated authority.

Perquisites and Other Benefits

We provide a limited number of perquisites and other benefits to our named executive officers at Hilltop. The only perquisite currently offered to the named executive officers of Hilltop is $150 per month to be applied to a gym membership to promote wellness. With respect to Mr. Vanek, NLASCO provides him a monthly car allowance and reimburses him for his country club membership dues. Otherwise, generally, our named executive officers receive only medical benefits, life insurance and long-term disability coverages, as well as supplemental contributions to the Company's 401(k) program, on the same terms and conditions as available to all employees. The medical and insurance benefits generally consist of group medical coverage with applicable deductibles and co-pays and complementary long-term disability capped at $50,000, with the option to purchase additional coverage.

Severance and Other Post-Termination Compensation

Other than change in control provisions in our 2003 equity incentive plan and management incentive plan, we do not currently maintain any severance or change in control programs for the named executive officers. We, however, have historically paid severance, the amount of which is generally determined both by length of tenure and level of compensation, when termination occurs other than for cause and pursuant to which certain benefits may be provided to the named executive officers. Absent the negotiation of specific agreements with the named executive officers, severance benefits would be provided on the same basis as provided to other employees of the Company.

The Company entered into an employment agreement with Mr. Vanek pursuant to which we agreed that if he is terminated without cause or resigns for good reason (each as defined below in the discussion of his employment agreement), he will be entitled to the following: unpaid vacation; an amount equal to the greater of (x) his base salary for the remainder of the employment period and (y) his base salary for one year; his pro rata bonus; and the cost of COBRA for one year.

Further discussion of the employment agreement with Mr. Vanek and payments made pursuant thereto may be found in the "Employment Contracts, Termination of Employment and Change in Control Arrangements" section below.

The 2003 equity incentive plan, pursuant to which stock option awards are granted to the named executive officers, contains specific termination and change in control provisions. We determined to include a change in control provision in the plan to be competitive with what we believe to be the standards for the treatment of equity upon a change in control for similar companies and so that employees who remain after a change in control would be treated the same with regard to equity as the general stockholders who could sell or otherwise transfer their equity upon a change in control. Under the terms of the plan, if a change in control event (as defined below in the discussion of the plan) were to occur, all awards then outstanding would become vested and/or exercisable and any applicable performance goals with respect thereto would be deemed to be fully achieved. Further discussion of the change in control payments made pursuant to the 2003 equity incentive plan may be found in the "Employment Contracts, Termination of Employment and Change in Control Arrangements" section below.

The management incentive plan, pursuant to annual incentive bonuses currently granted to Mr. Vanek, contains specific change of control provisions. In the event of a change in control (as defined in the management incentive plan discussed below), the performance period then in effect will be deemed to have been completed, the maximum level of performance will be deemed to have been achieved and all participants will receive payment within ten business days after the change in control, regardless of whether the individual is then employed by us or any of our affiliates. Further discussion of the change in control payments made pursuant to the management incentive plan may be found in the "Employment Contracts, Termination of Employment and Change in Control Arrangements" section below.

Risk Considerations in Our Compensation Program

We do not believe that our compensation policies and practices for our employees give rise to risks that are reasonably likely to have a material adverse effect on our Company. In reaching this conclusion, we considered the following factors:

- Base salary is fixed and, other than with respect to Mr. Vanek, the only compensation component that is variable is the annual bonus to named executive officers of Hilltop, which is awarded in the complete discretion of the Compensation Committee.

- Discretionary annual bonuses and bonuses under the management incentive plan are determined following the completion, or substantial completion, of the audit of the Company's financial statements by the Company's independent registered public accounting firm. Thus, the Compensation Committee has ample knowledge of the financial condition and results of the Company, as well as reports of other committees of the Board of Directors, upon which to base any decisions.

- Since the annual bonus to named executive officers of Hilltop (e.g., excluding Mr. Vanek) is purely discretionary and not linked to any performance criteria, the employee has no basis on which to take risks to meet certain pre-determined performance criteria.

- With respect to Mr. Vanek's performance criteria, we evaluated the manner in which he could take actions that would achieve the results of the prescribed criteria, yet have a material adverse effect on the Company. The nature of the criteria, which is based on expense and loss ratios, does not, however, incentivize him to take risks that would likely have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee of the Board of Directors of Hilltop Holdings Inc. has reviewed and discussed with management the Compensation Discussion and Analysis contained in Hilltop's Proxy Statement. Based on its review, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Hilltop's Proxy Statement.

The foregoing report has been submitted by the following members of the Compensation Committee:

Rhodes Bobbitt (Chairman) W. Joris Brinkerhoff William T. Hill, Jr.

Executive Compensation

The following tables set forth information concerning the compensation earned for services performed during 2011, 2010 and 2009 by the named executive officers, who were either serving in such capacities on December 31, 2011, or during 2011, or are reportable pursuant to applicable SEC regulations.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus (a) ($)	Option awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Jeremy B. Ford	2011	400,000	230,000	782,602 (c)	-	-	1,412,602
President and Chief Executive Officer	2010	303,077 (b)	230,000	-	-	-	533,077
Darren Parmenter	2011	275,000	75,000	-	-	1,635 (d)	351,635
Senior Vice President - Finance	2010	275,000	75,000	-	-	1,635 (d)	351,635
	2009	275,000	50,000	-	-	1,635 (d)	326,635
Corey G. Prestidge	2011	292,019 (e)	100,000	156,520 (c)	-	1,800 (d)	550,339
General Counsel & Secretary	2010	275,000	100,000	-	-	1,800 (d)	376,800
	2009	275,000	50,000	-	-	1,843 (d)	326,843
Greg Vanek	2011	275,000	8,125	-	61,875	21,144 (f)	366,144
President of NLASCO, Inc.	2010	275,000	72,188	-	-	21,144 (f)	368,332
	2009	275,000	68,750	-	-	20,796 (f)	364,546

(a) Represents discretionary bonuses paid for services performed during 2011, 2010 and 2009.

(b) Represents annual salary of $400,000, prorated for service from April 1, 2010 to December 31, 2010.

(c) Represents the FASB ASC Topic 718 expense recognized for stock options granted in fiscal 2011. For more information regarding outstanding stock options held by the named executive officers, refer to the section *"Outstanding Equity Awards at Fiscal Year-End"* below.

(d) Represents reimbursement for gym membership dues.

(e) Mr. Prestidge's salary was increased to $300,000 effective April 1, 2011.

(f) Represents aggregate payments and amounts attributed to Mr. Vanek for income tax purposes, on a taxed grossed-up basis, made by the Company in 2011, 2010 and 2009 to reimburse Mr. Vanek for country club dues (2011 – $6,744; 2010 - $6,744; 2009 - $6,396) and Mr. Vanek's car allowance (2011 – $14,400; 2010 - $ 14,400; 2009 - $14,400).

Grants of Plan-Based Awards

The following table supplements the Summary Compensation Table, providing information concerning incentive compensation opportunities provided to each named executive officer during 2011. For more information regarding these annual and long-term incentive plan awards, refer to "Compensation Discussion and Analysis" beginning on page 22 of this Proxy Statement.

Grants of Plan-Based Awards Table for 2011

Name	Grant Date (a)	Estimated future payouts under non-equity incentive plan awards (b) Threshold ($)	Target ($)	Maximum ($)	All other stock awards: number of shares of (#)	All other option awards: number of securities underlying options (c) (#)	Exercise or base price of options awards (d) ($/Sh)	Grant date fair value of stock and option awards (e) ($)
Jeremy B. Ford President and Chief Executive Officer	November 2, 2011	-	-	-	-	500,000	7.70	782,602
Corey G. Prestidge General Counsel and Secretary	November 2, 2011	-	-	-	-	100,000	7.70	156,520
Greg Vanek President and Chief Executive Officer of NLASCO, Inc.	March 10, 2011	51,563	123,750	206,250	-	-	-	-

(a) Represents the effective date of grant of stock options under the 2003 equity incentive plan and cash bonus awards under the management incentive plan. See below for a further discussion of these plans. Grants of non-equity incentive plan awards (cash bonuses) are disclosed as of January 1, 2011, the date of commencement of the bonus period, although the specific parameters for their issuance were approved by the compensation committee at its March 10, 2011 meeting.

(b) Represent the value of potential payments under the management incentive plan to the named executive officer based on 2011 performance. Management incentive award amounts shown above represent potential awards that may have been earned based on performance during 2011. The actual management incentive plan awards earned for 2011 are reported in the "Summary Compensation Table" above. For more information regarding the management incentive plan, see below and also refer to "Compensation Discussion and Analysis" beginning on page 22 of this Proxy Statement.

(c) Represent the number of shares of common stock underlying stock options granted to each of the named executive officers in 2011. Stock option grants are made under the 2003 equity incentive plan pursuant to the terms of the non-qualified stock option agreements, which also govern their issuance. For more information regarding these grants, refer to "Outstanding Equity Awards at Fiscal Year-End" below.

(d) Represents the exercise prices of stock options held by the named executive officers, which is the average of the high and low sales prices of Company common stock on the dates of grant of the stock options.

(e) Represents the FASB ASC Topic 718 expense recognized for stock options granted in fiscal 2011. For more information regarding outstanding stock options held by the named executive officers, refer to the section *"Outstanding Equity Awards at Fiscal Year-End"* below.

Management Incentive Plan

We have adopted a management incentive plan, which provides for cash bonus awards to those key employees of us and our subsidiaries selected by our Compensation Committee for participation in the plan. A participant may receive a cash bonus under the management incentive plan based upon the attainment, during each performance period, of performance objectives that are established by our Compensation Committee. These performance objectives may be based on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

- total stockholder return;
- earnings per share (which may include the manner in which such earnings goals were met);
- net income (before or after taxes);
- earnings before interest, taxes, depreciation and amortization;
- revenues;

- return on assets;
- market share;
- business plan goals;
- cost reduction goals;
- funds from operations; or
- any combination of, or a specified increase in, any of the foregoing.

Performance objectives may be applied to one or more of the following, among others: our company as a whole, any of our subsidiaries or affiliates or any of our divisions or strategic business units, and may be applied to performance relative to a market index or a group of other companies. The Compensation Committee possesses the authority to make adjustments to the performance objectives in recognition of unusual or non-recurring events. The performance goals may include a threshold level of performance below which no compensation will be earned, levels of performance at which specified compensation will be earned and a maximum level of performance beyond which no additional compensation will be earned.

The amount of each participant's bonus will be based upon a bonus formula determined by our Compensation Committee, in its sole discretion, that ties such bonus to the attainment of the applicable performance goals, and will, unless otherwise determined by our Compensation Committee, range from 75% to 125% of certain specified target amounts. Under the management incentive plan, none of our executive officers may receive a bonus payment for any performance period that exceeds 125% of his base salary. Except as otherwise provided in a participant's employment or other individual agreement, the payment of a cash bonus to a participant for a performance period will be conditioned upon the participant's continued employment on the last day of the performance period. In the event of a change in control (as defined below), the performance period then in effect will be deemed to have been completed, the maximum level of performance will be deemed to have been achieved and all participants will receive payment within ten business days after the change in control, regardless of whether the individual is then employed by us or any of our affiliates. We believe a "single trigger" change of control provision was appropriate because it allows management to pursue all alternatives for us without undue concern for their own financial security. Our management equity incentive plan has a complex definition of "change in control." Generally speaking, a change in control occurs if: (i) with certain exceptions, any person becomes the owner of 50% or more of the combined voting power of our outstanding stock and other voting securities; (ii) a majority of the directors serving on our Board of Directors are replaced other than by new directors approved by at least two-thirds of the members of our Board of Directors; (iii) we are not the surviving company after a merger or consolidation; or (iv) with certain exceptions, our stockholders approve a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets is consummated. We may amend, suspend or terminate the management incentive plan at any time, provided that no amendment of the plan may adversely affect an award granted prior to the amendment without the participant's consent.

2003 Equity Incentive Plan

On December 23, 2003, we adopted the 2003 equity incentive plan, which provides for the grant of equity-based incentives, including restricted shares of our common stock, stock options, grants of shares and other equity-based awards, to our directors, officers and other employees and those of our subsidiaries selected by our Compensation Committee for participation in the plan. At inception, 1,992,387 shares were authorized for grant pursuant to this plan. All shares outstanding, whether vested or unvested, are entitled to receive dividends and to vote, unless forfeited. No participant in our 2003 equity incentive plan may be granted awards in any fiscal year covering more than 500,000 shares of our common stock.

The 2003 equity incentive plan is administered by our Compensation Committee, which has the discretion, among other things, to determine the persons to whom awards will be granted, the number of shares of our common stock to be subject to awards and the other terms and conditions of the awards. Performance objectives may be applied to one or more of the following, among others: our company as a whole, any of our subsidiaries or affiliates or any of our divisions or strategic business units, or may be applied to performance relative to a market index or a group of other companies. The Compensation Committee possesses the authority to make adjustments to the performance objectives in recognition of unusual or non-recurring events. The 2003 equity incentive plan provides that in no event will the Compensation Committee be authorized to reprice stock options, or to lower the base or exercise price of any other award granted under the plan, without obtaining the approval of our stockholders.

Stock options granted under the 2003 equity incentive plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code or nonqualified stock options. Generally, holders of restricted stock will be entitled to vote and receive dividends on their restricted shares, but our Compensation Committee may determine, in its discretion, that dividends paid while the shares are subject to restrictions may be reinvested in additional shares of restricted stock. Except as otherwise permitted by our Compensation Committee, awards granted under the 2003 equity incentive plan will be transferable only by will or through the laws of descent and distribution, and each stock option will be exercisable during the participant's lifetime only by the participant or, upon the participant's death, by his or her estate. Director compensation that is paid in the form of our common stock, whether at our or the director's election, is issued through this plan.

In the event of a change in control of us (as defined below), all awards then outstanding under the 2003 equity incentive plan will become vested and, if applicable, exercisable, and any performance goals imposed with respect to then-outstanding awards will be deemed to be fully achieved. Our 2003 equity incentive plan has a complex definition of "change in control." Generally speaking, a change in control occurs if: (i) with certain exceptions, any person becomes the owner of 50% or more of the combined voting power of our outstanding stock and other voting securities; (ii) a majority of the directors serving on our Board of Directors are replaced other than by new directors approved by at least two-thirds of the members of our Board of Directors; (iii) we are not the surviving company after a merger or consolidation; or (iv) with certain exceptions, our stockholders approve a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets is consummated.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information pertaining to all outstanding equity awards held by the named executive officers as of December 31, 2011.

Outstanding Equity Awards at Fiscal Year-End 2011

	Option Awards					
Name	**Number of securities underlying unexercised options (#) exercisable**		**Number of securities underlying unexercised options (#) unexercisable**		**Option exercise price (c) ($)**	**Option expiration date**
Jeremy B. Ford President & Chief Executive Officer	100,000	(a)	400,000	(a)	7.70	November 2, 2016
Darren Parmenter Senior Vice President - Finance	50,000	(b)	-		12.06	October 25, 2012
Corey G. Prestidge General Counsel & Secretary	20,000	(a)	80,000	(a)	7.70	November 2, 2016
Greg Vanek President of NLASCO, Inc.	50,000	(b)	-		12.06	October 25, 2012

(a) These stock options vest in five equal installments on each of November 2, 2011, 2012, 2013, 2014 and 2015.

(b) These stock options vested in five equal installments on each of October 25, 2007, 2008, 2009, 2010 and 2011.

(c) Represents the exercise prices of stock options held by the named executive officers, which is the average of the high and low sales prices of Company common stock on the dates of grant of the stock options.

Option Exercises and Stock Vested

No named executive officer exercised any stock options in 2011.

Employment Contracts, Termination of Employment and Change in Control Arrangements

Set forth below is a summary of the employment agreement with Mr. Vanek and a description of benefits payable following a change in control. The employment agreement with Mr. Parmenter expired in 2010. The Compensation Committee believes that the arrangements described below serve our interests and the interests of our stockholders because they help secure the continued employment and dedication of our senior officers prior to or following a change in control without concern for their own continued employment. We believe that it is in the best interest of our stockholders to have plans in place that will allow management to pursue all alternatives for us without undue concern for their own financial security. We also believe that such agreements and arrangements are important as recruiting and retention devices, as most companies with which we compete for executive talent have similar agreements or arrangements in place for their senior employees.

Employment Contracts

On January 31, 2007, or the effective date, NLASCO entered into an employment agreement with Mr. Vanek to serve as President and Chief Executive Officer of NLASCO. The employment agreement is for a term of three years; however, the term is extended by an additional year each anniversary of the effective date unless notice has been given otherwise. The annual base salary payable under the agreement is $225,000, subject to increase by the Board of Directors at its sole discretion. Additionally, in accordance with the agreement, Mr. Vanek is entitled to participate in all of NLASCO's management incentive bonus plans and receive any annual performance bonus awarded to him by the Board of Directors pursuant to such plan. Further, the agreement provides that NLASCO will reimburse Mr. Vanek for his country club dues, as well as provide him a car allowance of $1,200 per month. The agreement is terminated upon Mr. Vanek's death or terminable upon six consecutive months of disability. Upon Mr. Vanek's death or disability, the agreement will terminate and he or his estate, as applicable, will be entitled to the following: accrued, but unpaid vacation time; his then current base salary; full vesting of equity incentive awards; pro rata portion of the bonus under the annual incentive bonus program assuming achievement of target level performance goals; and paid COBRA benefits for one year. If his employment is terminated without cause by NLASCO, or for good reason by Mr. Vanek, as such standards are defined below, Mr. Vanek shall receive the following: accrued, but unpaid vacation time; an amount equal to the greater of his then current base salary for the remainder of the term and one year; pro rata portion of the bonus under the annual incentive bonus program assuming an achievement of target level performance goals; and paid COBRA benefits for one year. Other than amounts paid for COBRA benefits and salary in event of death or disability, such amounts will be paid in a lump sum payment to Mr. Vanek or his estate, as applicable.

For purposes this employment agreement:

- Disability means Mr. Vanek shall have been absent from full-time performance of his duties for six consecutive months as a result of incapacity due to physical or mental illness;
- Cause means (i) willful and continue failure to perform his duties after a 30-day cure period; (ii) engaging in conduct that is demonstrably and materially injurious to NLASCO or its affiliates, monetarily or otherwise; (iii) his conviction of, or plea of guilty or no contest to, a felony; and
- Good Reason means a termination not satisfying the termination procedures (obtaining two-thirds vote of Board of Directors) or substantial reduction in his base salary or participation in incentive or other welfare benefit plans.

Under the employment agreement, Mr. Vanek has agreed that during the period of employment and for two years following his termination: (i) he will not solicit any person who is employed by us or any of our affiliates or otherwise interfere with our employee relations; and (ii) he will not contact any of our customers, suppliers or other business contacts or otherwise interfere with our customer or supplier relations. Mr. Vanek also has agreed all confidential records, material and information concerning us or our affiliates shall remain our exclusive property and Mr. Vanek shall not divulge such information to any person.

Accelerated Benefits Upon Termination or a Change in Control

The non-qualified stock option agreements pursuant to which all option awards are granted provide for acceleration of vesting upon a change in control or the death of the option holder. Our 2003 equity incentive plan has a complex definition of "change in control." Generally speaking, a change in control occurs if: (i) with certain exceptions, any person becomes the owner of 50% or more of the combined voting power of our outstanding stock and other voting securities; (ii) a majority of the directors serving on our Board of Directors are replaced other than by new directors approved by at least two-thirds of the members of our Board of Directors; (iii) we are not the surviving company after a merger or consolidation; or (iv) with certain exceptions, our stockholders approve a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets is consummated.

Our 2003 equity incentive plan is a "single-trigger" plan, meaning that stock option acceleration occurs upon a change in control even if the option holder remains with us after the change in control, regardless of whether options are assumed or substituted by the surviving company. We believe a "single trigger" change of control provision was appropriate because it allows management to pursue all alternatives for us without undue concern for their own financial security.

The following table provides a quantitative delineation of monetary benefits from benefit plan acceleration that may be realized by our named executive officers currently employed by us, if a change in control event, as defined in the plan(s), had occurred on the last business day of 2011.

In addition to acceleration of benefits upon a change in control event, the non-qualified stock option agreements pursuant to which all option awards are granted provide for acceleration of vesting upon the death of the option holder. No other rights of acceleration are provided for under the terms of the Company's benefit plans.

The following table also provides the amounts of benefits a named executive officer of Hilltop would receive following a change in control. Any change in control amounts to which the named executive officer is entitled will be paid in a lump sum.

Accelerated Benefits Upon a Change in Control Table

Name	Option Awards Value realized on acceleration and exercise under benefit plans(s) (a) ($)	
Jeremy B. Ford President and Chief Executive Officer	375,000	(b)
Corey G. Prestidge General Counsel and Secretary	75,000	(b)
Darren Parmenter Senior Vice President of Finance	-	(b)

(a) Pursuant to the provisions of the 2003 equity incentive plan under which issuances of stock option awards are made, if a change in control event, as defined under the plan, were to occur, all awards then outstanding would become vested and, if applicable, exercisable and any applicable performance goals with respect thereto would be deemed to be fully achieved. The Company has the discretion to require payment by the option holder of any amount it deems necessary to satisfy its liability to withhold income or any other taxes incurred by reason of exercise of options. Further, pursuant to the terms of the non-qualified stock option agreements that govern the issuance of options, upon the death of the option holder all options become fully vested and exercisable.

(b) Represents the value of unvested stock option grants that would vest upon a change in control, assuming a change in control event on the last business day of 2011. The value realized assumes the exercise of all stock options that became vested as a result of the event and is calculated as the difference between the option exercise price per share and the closing market price on December 31, 2011 ($8.45).

Set forth below are the amounts that Mr. Vanek would have received if the specified events had occurred on December 31, 2011.

	Death or Disability (a)	Without Cause or For Good Reason (b)	Change of Control (c)
Salary	$ 275,000	$ 572,917	$ 572,917
Cash Bonus	193,750	123,750	206,250
Benefits	24,000	24,000	24,000
Equity Awards (d)	-	-	-
Tax Gross-Up	-	-	-
Total	$ 492,750	$ 720,667	$ 803,167

(a) Assumes (i) no unused vacation days and (ii) the cost COBRA would be 2,000 per month for one year.

(b) Assumes (i) no unused vacation days and (ii) the cost COBRA would be 2,000 per month for one year.

(c) Represents that amount that would have been due to Mr. Vanek under his employment agreement if he terminated the employment agreement for "good reason," or he was terminated for other than cause, on the last business day of 2011, as well as a change in control on that same day. Assumes the following: (i) no unused vacation days, (ii) maximum bonus under management incentive plan awarded under that plan as a result of a change in control, and (iii) cost of COBRA would be $2,000 per month for one year. Pursuant to the provisions of the management incentive plan under which cash bonus awards are made, if a change in control event, as defined under the plan, were to occur while any awards under the plan remain outstanding, then any applicable performance period would be deemed to have been completed and the respective performance goals would be deemed to have been fulfilled at the maximum level of performance set forth therein. Under such circumstances, each participant in the bonus plan would be entitled to payment of the pro-rata portion of such bonus amount, payable within ten business days following such a change in control event, regardless of whether then employed by the Company. The Company would have the right to withhold from any bonus amounts to be paid any taxes it may be required to withhold or to make such other arrangements for withholding as it deems satisfactory.

(d) All stock options granted to Mr. Vanek have vested and their exercise price exceeded the closing price of Company common stock on December 31, 2011.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2011, directors Rhodes Bobbitt, W. Joris Brinkerhoff and William T. Hill, Jr. served on the Compensation Committee. During fiscal year 2011:

- none of the members of our Compensation Committee is, or has ever been, one of our officers or employees;
- none of the members of our Compensation Committee had any relationships with the Company requiring disclosure under "Certain Relationships and Related Party Transactions";
- none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on our compensation committee;
- none of our executive officers served as a director of another entity, one of whose executive officers served on our compensation committee; and

- none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as one of our directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires officers and directors, and persons who beneficially own more than ten percent of our stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies furnished to us and representations from our officers and directors, we believe that all Section 16(a) filing requirements for the year ended December 31, 2011, applicable to our officers, directors and greater than ten percent beneficial owners were satisfied.

Based on written representations from our officers and directors, we believe that all Forms 5 for directors, officers and greater than ten percent beneficial owners that have been filed with the SEC are the only Forms 5 required to be filed for the period ended December 31, 2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

Transactions with related persons are governed by our Code of Business Conduct and Ethics, which applies to all officers, directors and employees. This code covers a wide range of potential activities, including, among others, conflicts of interest, self-dealing and related party transactions. Waiver of the policies set forth in this code will only be permitted when circumstances warrant. Such waivers for directors and executive officers, or that provide a benefit to a director or executive officer, may be made only by the Board of Directors, as a whole, or the Audit Committee of the Board of Directors and must be promptly disclosed as required by applicable law or regulation. Absent such a review and approval process in conformity with the applicable guidelines relating to the particular transaction under consideration, such arrangements are not permitted.

Management Services Agreement

Pursuant to a Management Services Agreement, as amended, with Diamond A Administration Company, LLC, or Diamond A, an affiliate of Gerald J. Ford, the current Chairman of the Board of Hilltop and the beneficial owner of 26.7% of Hilltop common stock as of April 11, 2012, provides certain management services to Hilltop and its subsidiaries, including, among others, financial and acquisition evaluation, and office space to Hilltop. The services and office space are provided at a cost of $91,500 per month, plus reasonable out-of-pocket expenses. The services provided under this agreement include those of several of Hilltop's directors, including Gerald J. Ford, Kenneth Russell and Carl B. Webb. Prior to Jeremy B. Ford assuming the role of Chief Executive Officer of Hilltop, he provided services to Hilltop under the Management Services Agreement. The Management Services Agreement continues in effect until terminated by either party upon thirty days prior written notice to the other party for any or no reason whatsoever or at such time as may be mutually agreed by the parties. Hilltop also agreed to indemnify and hold harmless Diamond A for its performance or provision of these services, except for gross negligence and willful misconduct. Further, Diamond A's maximum aggregate liability for damages under this agreement is limited to the amounts paid to Diamond A under this agreement during twelve months prior to that cause of action.

Jeremy B. Ford, a director and the Chief Executive Officer of Hilltop, is the beneficiary of a trust that owns a 49% limited partnership interest in Diamond A Financial, L.P. Diamond A Financial, L.P. owns 26.7% of the outstanding Hilltop common stock at April 11, 2012. He also is a director and the Secretary of Diamond A, which provides management services to Hilltop under the Management Services Agreement described in the preceding paragraph. Diamond A is owned by Hunter's Glen/Ford, Ltd., a limited partnership in which a trust for the benefit of Jeremy B. Ford is a 46% limited partner. The spouse of Corey G. Prestidge is the beneficiary of a trust that also owns a 46% limited partnership interest in Hunter's Glen/Ford, Ltd. and a trust that owns a 49% limited partnership interest in Diamond A Financial, L.P.

Jeremy B. Ford is the son of Gerald J. Ford. Corey G. Prestidge, Hilltop's General Counsel and Secretary, is the son-in-law of Gerald J. Ford. Accordingly, Messrs. Jeremy B. Ford and Corey G. Prestidge are brothers-in-law.

The NLASCO Acquisition

ARC Insurance Holdings Inc., or Holdings, a subsidiary of us, on the one hand, and C. Clifton Robinson, C.C. Robinson Property Company, Ltd. and The Robinson Charitable Remainder Unitrust, on the other hand, entered into a stock purchase agreement, dated as of October 6, 2006, or the NLASCO Agreement. Pursuant to the NLASCO Agreement, on January 31, 2007, Holdings acquired all of the outstanding shares of capital stock of NLASCO, Inc., or NLASCO, a privately held property and casualty insurance holding company domiciled in the state of Texas. In exchange for the stock, NLASCO's shareholders, consisting of C. Clifton Robinson and affiliates, as specified above, received $105.75 million in cash and 1,218,880 shares of our common stock issued to Mr. Robinson, for a total consideration of $122.0 million. The NLASCO Agreement included customary representations, warranties and covenants, as well as indemnification provisions. The purchase price was subject to specified post-closing adjustments that resulted in the following additional aggregate consideration paid to Mr. Robinson and his affiliates: $2,852,879 on March 16, 2010 and $252,997 on March 25, 2011. As a result of these payments, no further post-closing adjustments are required under the stock purchase agreement. The parties also entered into several ancillary agreements, including a non-competition agreement, a registration rights agreement, a release, employment agreements and a share lock-up agreement.

C. Clifton Robinson Relationship with the Company

In furtherance of the terms of the NLASCO Agreement, C. Clifton Robinson, Chairman of NLASCO and a member of our Board of Directors, entered into certain ancillary agreements with us or NLASCO, including, among others, an employment agreement, a non-competition agreement, a lock-up agreement and a registration rights agreement.

In conjunction with the closing of the NLASCO acquisition, NLASCO entered into an employment agreement with C. Clifton Robinson that provides that he was to serve as chairman of NLASCO and will be paid $100,000 a year. In addition, NLASCO entered into an employment agreement with Mr. Robinson's son, Gordon B. Robinson, the former vice chairman and deputy chief executive officer of NLASCO, pursuant to which he was to serve in an advisory capacity to NLASCO and for which he will be paid $100,000 per year. Each employment agreement was for a one-year term with automatic one-year extensions by agreement of the parties. Both of these agreements were terminated on January 1, 2011. The employment agreements also included non-competition and non-solicitation provisions similar to that in the non-competition agreement discussed below, but with terms until two years after the termination of employment. Further, each of the Robinsons entered into a non-competition agreement pursuant to which he has agreed not to, directly or indirectly, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, lend credit to, or render services to, any business whose products, services or activities compete with those of NLASCO or any of its subsidiaries within certain states. Each non-competition agreement includes customary non-solicitation provisions. The term of the non-competition agreements is five years. Finally, C. Clifton Robinson executed a share lock-up agreement pursuant to which he has agreed not to offer, sell, contract to sell, hypothecate, pledge, sell or grant any option, right or warrant to purchase, or otherwise dispose of, or contract to dispose of, our common stock until 20 months after the closing date of the NLASCO acquisition. Upon the closing of the NLASCO acquisition in January 2007, NLASCO became our wholly-owned subsidiary.

Mr. Robinson was elected to our board of directors in March 2007 pursuant to the terms of the NLASCO Agreement.

Assumption of NLASCO, Inc. Subsidiary Office Leases

With the acquisition of all of the capital stock of NLASCO, we also assumed all assets and liabilities of its wholly-owned subsidiaries. Prior to Mr. Robinson's disposition of his office building on August 24, 2011, NLASCO and its affiliates in Waco, Texas leased office space from affiliates of Mr. Robinson. There were three separate leases. The first lease was a month-to-month lease for office space at a rate of $900 per month. The second lease was a month-to-month lease at a monthly rental rate of $3,500 per month. The first and second leases were terminated in August 2010. The third lease, as amended, currently requires payments of $40,408 per month and expires on December 31, 2014, but does have renewal options at the discretion of the lessee. Aggregate office space under lease with regard to the foregoing is approximately 28,863 square feet.

Consultant

We are currently paying Richard P. Hodge $80,000 per year for tax services. Mr. Hodge also provides tax services Mr. Gerald Ford and his affiliates.

PROPOSAL TWO – ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A(a)(1) of the Securities Exchange Act of 1934, we are asking stockholders to cast an advisory vote on the compensation of our named executive officers disclosed in the Management section of this Proxy Statement. While this vote is a non-binding advisory vote, we value the opinions of stockholders and will consider the outcome of the vote when making future compensation decisions.

We believe that our executive compensation programs effectively align the interests of our named executive officers with those of our stockholders by tying compensation of those at NLASCO to performance and leaving compensation of those at Hilltop to the discretion of the Compensation Committee after its evaluation of the named executive officer's performance for the applicable period.

This annual vote on this matter is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement. The vote is advisory and, therefore, not binding on the Company, the Board of Directors or the Compensation Committee of the Board of Directors.

We are asking our stockholders to indicate their support for this Proposal Two and the compensation paid to our named executive officers as disclosed commencing on page 22 of this Proxy Statement by voting **FOR**, on an advisory basis, the following resolution:

> "NOW, THEREFORE, BE IT RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers of the Company, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, the compensation tables and the narrative discussion related thereto."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL THREE - RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, or PwC, served as our independent registered public accounting firm during 2011 and has been selected to serve in that capacity for 2012, unless the Audit Committee of the Board of Directors subsequently determines that a change is desirable. While stockholder ratification is not required for the selection of PwC as our independent registered public accounting firm, the selection is being submitted for ratification at the Annual Meeting, solely with a view toward soliciting our stockholders' opinion. This opinion will be taken into consideration by the Audit Committee in its future deliberations.

A representative of PwC is expected to be at our Annual Meeting to respond to appropriate questions and, if PwC desires, to make a statement.

Vote Necessary to Ratify the Appointment

The appointment of PwC as our independent registered public accounting firm for 2012 will be ratified if this proposal receives the affirmative vote of a majority of the votes cast on the matter. With respect to this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Under applicable rules, a broker will have the authority to vote for this proposal in the absence of instructions from the beneficial owner of the relevant shares.

Report of the Audit Committee

The Audit Committee of the Board of Directors of Hilltop Holdings Inc. currently consists of three directors and operates under a written charter adopted by the Board of Directors. Hilltop considers all members to be independent as defined by the applicable NYSE listing standards and SEC regulations. Management is responsible for Hilltop's internal controls and the financial reporting process. PricewaterhouseCoopers LLP, or PwC, Hilltop's independent registered public accounting firm, is responsible for performing an independent audit of Hilltop's consolidated financial statements in accordance with generally accepted auditing standards. The Audit Committee's responsibility is to monitor and oversee the financial reporting process.

In this context, the Audit Committee reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2011, management's assessment of the effectiveness of the Company's internal control over financial reporting and PwC's evaluation of the Company's internal control over financial reporting. The Audit Committee has discussed with PwC the matters that are required to be discussed by Statement on Auditing Standards Nos. 61, 89 and 90 (Codification of Statements on Auditing Standards, AU §380).

The Audit Committee received from PwC the written disclosures and the letter required by the Public Company Accounting Oversight Board in Rule 3526, and has discussed with PwC the issue of its independence from the Company. The Audit Committee also concluded that PwC's provision of audit and non-audit services to the Company and its affiliates is compatible with PwC's independence.

Based upon the Audit Committee's review of the audited consolidated financial statements and its discussion with management and PwC noted above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

This report has been furnished by the members of the Audit Committee.

Charles R. Cummings (Chairman) Rhodes Bobbitt J. Markham Green

Independent Auditor's Fees

For the fiscal years ended December 31, 2011 and 2010, the total fees paid to our independent registered public accounting firm, PricewaterhouseCoopers LLP, were as follows:

	Fiscal Year Ended	
	2011	2010
Audit Fees	$ 876,000	$ 812,500
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	60,046	1,300
Total	$ 936,046	$ 813,800

Audit Fees

Represents fees billed for the audit of the Company's consolidated financial statements for the years ended December 31, 2011 and 2010, for the reviews of the consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q and for other attest services primarily related to comfort letters and consents associated with SEC registration statements for the Company, including our operating partnership subsidiary, HTH Operating Partnership LP. The increase in fees from 2011 to 2010 is primarily attributable to increases in rates, offset in part by the efficiencies in the audit process realized by us.

Audit-Related Fees

No audit-related fees were incurred during 2011 and 2010.

Tax Fees

No tax fees were incurred during 2011 and 2010.

All Other Fees

In 2011, these fees related to consulting work performed with respect to our information technology system at NLASCO and subscriptions for accounting references and financial statement disclosure checklists. In 2010, these fees were for subscriptions for accounting references and financial statement disclosure checklists

Audit Committee Pre-Approval Policy

In accordance with applicable laws and regulations, the Audit Committee reviews and pre-approves any non-audit services to be performed by PricewaterhouseCoopers LLP to ensure that the work does not compromise its independence in performing its audit services. The Audit Committee also reviews and pre-approves all audit services. In some cases, pre-approval is provided by the full committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. In other cases, the Chairman of the Audit Committee has the delegated authority from the committee to pre-approve additional services, and such pre-approvals are then communicated to the full Audit Committee. The Audit Committee pre-approved all fees noted above for 2011 and 2010.

The policy contains a de minimis provision that operates to provide retroactive approval for permissible non-audit services under certain circumstances. No services were provided by PricewaterhouseCoopers LLP during either 2011 or 2010 that fell under this provision.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012.

STOCKHOLDER PROPOSALS FOR 2013

Stockholder proposals intended to be presented at our 2013 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be received by us at our principal executive offices no later than 5:00 p.m., Dallas, Texas time, on January 3, 2012 and must otherwise comply with the requirements of Rule 14a-8 in order to be considered for inclusion in the 2013 proxy statement and proxy.

In order for director nominations and proposals of stockholders made outside the processes of Rule 14a-8 under the Securities Exchange Act of 1934 to be considered "timely" for purposes of Rule 14a-4(c) under the Securities Exchange Act of 1934 and pursuant to our current bylaws, the nomination or proposal must be received by us at our principal executive offices not before December 29, 2012, and not later than 5:00 p.m. Dallas, Texas time, on January 28, 2013; provided, however, that in the event that the date of the 2013 annual meeting is not within 30 days before or after June 15, 2013, notice by the stockholder in order to be timely must be received not earlier than the 120th day prior to the date of the 2013 annual meeting and not later than 5:00 p.m. Dallas, Texas time, on the 90th day prior to the date of the 2013 annual meeting or the tenth day following the day on which public announcement of the date of the 2013 annual meeting is first made, whichever is later. Stockholders are advised to review our charter and bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations, copies of which are available without charge upon request to our corporate Secretary at the address listed under "Questions" below.

OTHER MATTERS

Our Board of Directors knows of no other matters that have been submitted for consideration at this Annual Meeting. If any other matters properly come before our stockholders at this Annual Meeting, the persons named on the enclosed proxy card intend to vote the shares they represent in their discretion.

MULTIPLE STOCKHOLDERS SHARING ONE ADDRESS

In accordance with Rule 14a-3(e)(1) under the Exchange Act, one set of proxy materials will be delivered to two or more stockholders who share an address, unless the Company has received contrary instructions from one or more of the stockholders. The Company will deliver promptly upon written or oral request a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the Proxy Statement was delivered. Requests for additional copies of the proxy materials, and requests that in the future separate proxy materials be sent to stockholders who share an address, should be directed by writing to Investor Relations, Hilltop Holdings Inc., 200 Crescent Court, Suite 1330, Dallas, Texas 75201, or by calling (214) 855-2177. In addition, stockholders who share a single address but receive multiple copies of the proxy materials may request that in the future they receive a single copy by contacting the Company at the address and phone number set forth in the prior sentence.

ANNUAL REPORT

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011 IS INCLUDED WITH THIS PROXY STATEMENT BUT SHALL NOT BE DEEMED TO BE SOLICITATION MATERIAL. A COPY OF THIS PROXY STATEMENT AND OUR ANNUAL REPORT ON FORM 10-K ALSO IS AVAILABLE WITHOUT CHARGE FROM OUR COMPANY WEBSITE AT WWW.HILLTOP-HOLDINGS.COM OR UPON WRITTEN REQUEST TO: INVESTOR RELATIONS, HILLTOP HOLDINGS INC., 200 CRESCENT COURT, SUITE 1330, DALLAS, TEXAS 75201.

Questions

If you have questions or need more information about the annual meeting, you may write to:

Corporate Secretary
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201

You may also call us at (214) 855-2177. We also invite you to visit our website at www.hilltop-holdings.com.

HILLTOP
HOLDINGS

200 Crescent Court, Suite 1330
Dallas, Texas 75201
Telephone: (214) 855-2177
Facsimile: (214) 855-2173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-31987

Hilltop Holdings Inc.

(Exact name of registrant as specified in its charter)

MARYLAND	**84-1477939**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Crescent Court, Suite 1330 Dallas, Texas	**75201**
(Address of principal executive offices)	(zip code)

(214) 855-2177

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant, computed by reference to the price at which the common stock was last sold on the New York Stock Exchange on June 30, 2011, was approximately $350 million. For purposes of this computation, all officers, directors and 10% stockholders were deemed to be affiliates. This determination should not be construed as an admission that such officers, directors and 10% stockholders are affiliates. The number of shares of the registrant's common stock outstanding at March 9, 2012 was 56,502,246.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive Proxy Statement pertaining to the 2012 Annual Meeting of Stockholders, filed or to be filed not later than 120 days after the end of the fiscal year pursuant to Regulation 14A, is incorporated herein by reference into Part III.

Table of Contents

MARKET AND INDUSTRY DATA AND FORECASTS

Market and industry data and other statistical information and forecasts used throughout this Annual Report on Form 10-K are based on independent industry publications, government publications and reports by market research firms or other published independent sources. We have not sought or obtained the approval or endorsement of the use of this third-party information. Some data also is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

Unless the context otherwise indicates, all references in this Annual Report on Form 10-K to the "Company," "Hilltop," "HTH," "we," "us," "our" or "ours" or similar words are to Hilltop Holdings Inc.(formerly known as Affordable Residential Communities Inc.) and its direct and indirect wholly-owned subsidiaries.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated by reference into this report include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this Annual Report on Form 10-K that address results or developments that we expect or anticipate will or may occur in the future, where statements are preceded by, followed by or include the words "believes," "expects," "may," "will," "would," "could," "should," "seeks," "approximately," "intends," "plans," "projects," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases, including such things as our business strategy, our financial condition, our litigation, our efforts to make strategic acquisitions, our liquidity and sources of funding, our capital expenditures, our products, market trends, operations and business, are forward-looking statements.

These forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If an event occurs or further changes, our business, business plan, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Certain factors that could cause actual results to differ include, among others:

- changes in the acquisition market;
- our ability to find and complete strategic acquisitions with suitable merger or acquisition candidates or find other suitable ways in which to invest our capital;
- the adverse impact of external factors, such as changes in interest rates, inflation and consumer confidence;
- the condition of capital markets;
- actual outcome of the resolution of any conflict;
- our ability to use net operating loss carryforwards to reduce future tax payments;
- the impact of the tax code and rules on our financial statements;
- failure of NLASCO, Inc.'s insurance subsidiaries to maintain their respective A.M. Best ratings;
- failure to maintain NLASCO, Inc.'s current agents;
- lack of demand for insurance products;
- cost or availability of adequate reinsurance;
- changes in key management;
- severe catastrophic events in our geographic area;
- failure of NLASCO, Inc.'s reinsurers to pay obligations under reinsurance contracts;
- failure of NLASCO, Inc. to maintain sufficient reserves for losses on insurance policies;
- failure to successfully implement NLASCO, Inc.'s new information technology system; and
- failure of NLASCO, Inc. to maintain appropriate insurance licenses.

For a further discussion of these and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements, please refer to "Risk Factors" in this report. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized, or even substantially realized, and that they will have the expected consequences to, or effects on, us and our business or operations. Forward-looking statements made in this report speak as of the date of this report or as of the date specifically referenced in any such statement set forth in this report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements in this report.

PART I

ITEM 1. BUSINESS

General Information

We are a holding company that is endeavoring to make opportunistic acquisitions or effect a business combination. In connection with that strategy, we are identifying and evaluating potential targets across all industries on an ongoing basis. At December 31, 2011, we had approximately $533 million aggregate available cash and cash equivalents that may be used for this purpose. No assurances, however, can be given that we will be able to identify suitable targets, consummate acquisitions or effect a combination or, if consummated, successfully integrate or operate the acquired business.

On July, 29, 2011, we extended SWS Group, Inc, or SWS, a $50 million term loan, which bears interest at 8% per annum, is prepayable by SWS subject to certain conditions after three years, and has a maturity of five years. SWS issued us a warrant to purchase 8,695,652 shares of SWS common stock, $0.10 par value per share, exercisable at a price of $5.75 per share subject to anti-dillution adjustments. If the warrant was fully exercised, we would own 17.4% of SWS. Additionally, we have purchased 1,475,387 shares of SWS common stock on the open market.

We also provide fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States through our wholly-owned property and casualty insurance holding company, NLASCO, Inc., or NLASCO. We acquired NLASCO in January 2007. NLASCO operates through its wholly-owned subsidiaries, National Lloyds Insurance Company, (NLIC), and American Summit Insurance Company, (ASIC).

NLASCO targets underserved markets that require underwriting expertise that many larger carriers have been unwilling to develop given the relatively small volume of premiums produced by local agents. Within these markets, NLASCO attempts to capitalize on its superior local knowledge to identify profitable underwriting opportunities. NLASCO believes that it distinguishes itself from competitors by delivering products that are not provided by many larger carriers, providing a high level of customer service and responding quickly to the needs of its agents and policyholders. NLASCO applies a high level of selectivity in the risks it underwrites and uses a risk-adjusted return approach to capital allocation, which NLASCO believes allows it to generate underwriting profits.

NLIC and ASIC carry a financial strength rating of "A" (Excellent) by A.M. Best. An "A" rating is the third highest of 16 rating categories used by A.M. Best. Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they purchase insurance. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and is not an evaluation directed at investors. This rating assignment is subject to the ability to meet A.M. Best's expectations as to performance and capitalization on an ongoing basis, including with respect to management of liabilities for losses and loss adjustment expenses, and is subject to revocation or revision at any time at the sole discretion of A.M. Best.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "HTH."

Our principal office is located at 200 Crescent Court, Suite 1330, Dallas, Texas 75201, and our telephone number at that location is (214) 855-2177. Our internet address is www.hilltop-holdings.com.

We currently are subject to the reporting requirements of the Exchange Act and, therefore, file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. These filings, and amendments to these filings, may be accessed, free of charge, on the investor relations page of our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Additionally, any materials that we file with, or furnish to, the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information regarding the operations of the SEC Public Reference Room. The SEC also maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers, such as ourselves, that file electronically with the SEC. Our codes of conduct and ethics, including amendments to, and waivers of, those codes, our corporate governance guidelines, director independence criteria and board committee charters can be accessed, free of charge, on our website, as well. We will provide, at no cost, a copy of these documents upon request by telephone or in writing at the above phone number or address, attention: Investor Relations. The references to our website address do not constitute incorporation by reference of the information contained on our website into, and should not be considered a part of, this Annual Report on Form 10-K.

In 2011, our Chief Executive Officer certified to the NYSE, pursuant to Section 303A.12 of the NYSE's listing standards, and that he is unaware of any violation by us of the NYSE's corporate governance listing standards.

Company Background

We were formed in 1998 under the name "Affordable Residential Communities Inc." as a Maryland corporation that elected to be taxed as a real estate investment trust, or REIT. Until July 2007, we primarily engaged in the acquisition, renovation, repositioning and operation of all-age manufactured home communities, the retail sale and financing of manufactured homes, the rental of manufactured homes and other related businesses, including acting as agent in the sale of homeowners' insurance and related products, to residents and prospective residents of those communities. Our primary operations previously were conducted through an operating partnership, in which we owned a general partnership interest.

On February 18, 2004, we completed our initial public offering, or IPO. Through the year ended December 31, 2005, we operated as a fully integrated, self-administered and self-managed equity REIT for U.S. federal income tax purposes. In 2006, we revoked our election as a REIT for U.S. federal income tax purposes.

In January 2007, we acquired NLASCO. NLASCO was incorporated in Delaware in 2000, but its origins trace back to 1948 through one of its subsidiaries, NLIC.

On July 31, 2007, we sold substantially all of the operating assets used in our manufactured home communities business and our retail sales and financing business to American Residential Communities LLC. We intend to make opportunistic acquisitions with certain of the remaining proceeds from this transaction and, if necessary or appropriate, from additional equity or debt financing sources. In conjunction with this transaction, we transferred to the buyer the rights to the "Affordable Residential Communities" name, changed our name to Hilltop Holdings Inc., and moved our headquarters to Dallas, Texas.

Following the completion of the sale of our manufactured home communities businesses, our current operations have consisted solely of those of NLASCO and its subsidiaries. Therefore, the remainder of our discussion focuses on the property and casualty insurance operations of NLASCO and its subsidiaries.

Insurance Operations

NLASCO specializes in providing fire and limited homeowners insurance for low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States. NLASCO has expanded its product line to include enhanced homeowners products offering higher coverage limits. NLASCO targets underserved markets that require underwriting expertise that many larger carriers have been unwilling to develop given the relatively small volume of premiums produced by local agents. Within these markets, NLASCO attempts to capitalize on its superior local knowledge to identify profitable underwriting opportunities. NLASCO believes that it distinguishes itself from competitors by delivering products that are not provided by many larger carriers, providing a high level of customer service and responding quickly to the needs of its agents and policyholders. NLASCO applies a high level of selectivity in the risks it underwrites, which we believe will generate underwriting profits.

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they purchase insurance. Both NLIC and ASIC carry a financial strength rating of "A" (Excellent) by A.M. Best.

The Insurance Industry

The property and casualty insurance industry provides protection from pre-specified loss events, such as damage to property or liability claims by third parties. Property and casualty insurance can be broadly classified into two lines; personal lines, in which insurance is provided to individuals, and commercial lines, in which insurance is provided to business enterprises. In the U.S., personal and commercial insurance products are written in admitted and non-admitted markets, also known as the excess and surplus lines market. NLASCO provides insurance products in the personal line and the commercial line markets.

In the admitted market, insurers are authorized by state insurance departments to do business, insurance rates and forms are generally highly regulated and coverage tends to be standardized. Within the admitted market, NLASCO focuses on underserved segments that do not fit into the standard underwriting criteria of national insurance companies due to several factors, such as type of business, location and the amount of premium per policy. This portion of the market tends to have limited competition. Therefore, NLASCO believes it has greater flexibility in pricing and product design relative to most admitted market risks.

The non-admitted market focuses on harder-to-place risks that admitted insurers typically do not write. In this market, risks are underwritten with more flexible policy forms and rates, resulting in more restrictive and expensive coverage. NLASCO writes in this market for its dwelling fire, homeowner, and mobile home business in Louisiana.

The property and casualty insurance industry, historically, has been subject to cyclical fluctuations in pricing and availability of insurance coverage. "Soft" markets are often characterized by excess underwriting capital and involve intense price competition, erosion of underwriting discipline and poor operating performance. These market conditions usually lead to a period of diminished underwriting capacity after insurance companies exit unprofitable lines and exhibit greater underwriting discipline and increase premium rates. This latter market condition is called a "hard" market. The insurance market may not always be hard or soft; rather, it could be hard for one line of business and soft for another. The market at the start of 2012 is likely to be characterized as soft for property risks in NLASCO's operating area; however, in coastal areas, due to the hurricane activity in recent years, those markets are considered hard.

Product Lines

Personal and Commercial Lines

The NLASCO companies specialize in writing fire and homeowners insurance coverage for low value dwellings and manufactured homes. The vast majority of NLASCO's property coverage is written on policies that provide actual cash value payments, as opposed to replacement cost. Under actual cash value policies, the insured is entitled to receive only the cost of replacing or repairing damaged or destroyed property with comparable new property, less depreciation. Additionally, most of NLASCO's property policies exclude coverage for water and mold damage.

In 2010, NLASCO expanded its homeowners insurance products to include replacement cost coverage, which also includes limited water coverage. These new products are being marketed and sold in various states; however, the primary market is Texas. The development and implementation of these new products has contributed to the premium growth at NLASCO in 2011.

NLASCO's business is conducted with two product lines, its personal lines and its commercial lines. The personal lines include homeowners, dwelling fire, manufactured home, flood and vacant policies. The commercial lines include commercial, builders risk, builders risk renovation, sports liability and inland marine policies.

Set forth below is certain financial data broken down by line of business (in millions):

	For The Year Ended December 31,		
	2011	2010	2009
Gross Premiums Written			
Personal lines	$ 151.7	$ 136.5	$ 129.5
Commerical lines	8.7	7.9	6.7
Total	$ 160.4	$ 144.4	$ 136.2
Net Operating income			
Personal lines	$ 0.1	$ 4.9	$ 5.9
Commerical lines	-	2.3	0.8
Total	$ 0.1	$ 7.2	$ 6.7
Total Assets			
Personal lines	$ 290.2	$ 297.5	$ 256.3
Commerical lines	26.7	27.4	23.6
Total	$ 316.9	$ 324.9	$ 279.9

Geographic Markets

The following table sets forth NLASCO's total gross written premiums by state for the periods shown (in millions):

	For The Year Ended December 31,		
	2011	2010	2009
Gross Written Premiums			
Texas - Flood	$ 6.1	$ 5.9	$ 5.9
Texas - North	24.9	26.2	20.7
Texas - South	30.6	29.6	34.4
Texas - Central	16.0	9.6	9.4
Texas - West	14.0	15.5	13.0
Texas - Panhandle	7.3	7.1	6.8
Texas - East	18.0	14.1	13.4
Texas - Total	116.9	108.0	103.7
Arizona	12.4	11.3	11.3
Tennessee	9.5	8.6	7.8
Oklahoma	10.8	6.8	5.1
Georgia	4.4	3.3	1.6
Louisiana	3.0	3.0	3.0
Missouri	1.2	1.2	1.4
Nevada	1.0	1.0	1.1
All other states	1.2	1.2	1.2
TOTAL	$ 160.4	$ 144.4	$ 136.2

NLASCO underwrites insurance coverage primarily in Texas. It also underwrites in other states in the south and southwest regions.

Distribution

NLASCO distributes its insurance products through a broad network of independent agents in 23 states and a select number of managing general agents, referred to as MGAs. NLASCO has a preference for doing business with agents that desire a long-term relationship that will result in mutual profitability and value for both parties. NLASCO believes that "relationship" agents are more oriented to the long-term and desire a meaningful relationship with their customers and the insurers they represent. NLASCO's top ten agents accounted for only 10.8%, 9.9% and 9.9% of direct premiums written in 2011, 2010 and 2009, respectively, and as of December 31, 2011, the average tenure of the top 25 agencies was over 13 years.

Underwriting and Pricing

NLASCO applies its regional expertise, underwriting discipline and a risk-adjusted, return-on-equity based approach to capital allocation to primarily offer short-tail insurance products in its target markets. NLASCO's underwriting process involves securing an adequate level of underwriting information from its independent agents, identifying and evaluating risk exposures and then pricing the risks it chooses to accept.

NLASCO employs a disciplined underwriting approach that incorporates the continuously refined stratification of its target markets to permit it to tailor its policies to individual risks and adopt pricing structures that will be supported in the applicable market. NLASCO utilizes underwriting principles and processes that reflect the knowledge and experience it has acquired during its 40-plus year history of underwriting risks. NLASCO believes that this comprehensive process capitalizes on its knowledge and expertise and results in better underwriting decisions.

Pricing levels are established by NLASCO's senior management with the assistance of a consulting actuary. Pricing balances NLASCO's return requirements along with the legal/regulatory environment in each particular geographic region. Management reviews pricing on an ongoing basis to monitor any emerging issues. NLASCO's statistical database allows this analysis to be performed on a specific coverage or geographic territory. In 2011, ASIC increased premium rates in Arizona and NLIC increased rates in Georgia, Oklahoma, Texas and Tennessee.

Catastrophe Exposure

NLASCO maintains a comprehensive risk management strategy, which includes actively monitoring its catastrophe prone territories by zip code to ensure a diversified book of risks. NLASCO utilizes software and risk support from its reinsurance brokers to analyze its portfolio and catastrophe exposure. Biannually, NLASCO has its entire portfolio analyzed by its reinsurance broker who utilizes hurricane models to predict risk. Based on this information and management's active role in risk management, NLASCO makes decisions on what geographic areas to write risks. Over the years, NLASCO has adjusted its business based on its perceived risk of catastrophe losses. For example, in 2005, ASIC withdrew from the Mississippi market to mitigate its catastrophe exposure in that area, and in 2006, it stopped writing new policies that cover wind damage along the seacoast of Louisiana. In 2009, NLASCO decided not to renew wind policies for properties within the Texas seacoast. All policies in coastal areas excluded wind by the end of February 2011.

In recent years, NLASCO's catastrophe exposure primarily resulted from property policies in Cameron, Harris, Jefferson and Nueces Counties in Texas, which include the densely populated Houston metropolitan area and the cities extending from the northern tip to the southern point on the Texas Gulf Coast. All of this territory is exposed to potential wind storm activity from the Gulf of Mexico. By not renewing wind policies on the Texas seacoast, which is exposed to the majority of potential wind storm activity, NLASCO's primary catastrophe exposure will be limited to property policies in Harris County. NLASCO also is exposed to hail and other catastrophic events in the Texas panhandle and plains states.

Terrorism Risk Insurance Act of 2002, Terrorism Risk Insurance Extension Act of 2005 and Terrorism Risk Insurance Program Reauthorization Act of 2007

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 was enacted into Federal law and established the Terrorism Risk Insurance Program, or the Program. The Program is a Federal program that provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism or war. The Program was scheduled to terminate on December 31, 2005. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 was enacted into Federal law, reauthorizing the Program through December 31, 2007, while reducing the Federal role under the Program. On December 26, 2007, the Terrorism Risk Insurance Program Reauthorization Act, or the Reauthorization Act, was enacted into Federal law, reauthorizing the Program through December 31, 2014 and implementing several changes to the Program.

In order for a loss to be covered under the Program, as presently constituted, aggregate industry losses of $100 million must be satisfied. Further, the losses must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of the Treasury, Secretary of State and Attorney General. The original Program excluded from participation certain of the following types of insurance: Federal crop insurance, private mortgage insurance, financial guaranty insurance, medical malpractice insurance, health or life insurance, flood insurance and reinsurance. The 2005 Act exempted from coverage certain additional types of insurance, including commercial automobile, professional liability (other than directors and officers), surety, burglary and theft and farm-owners multi-peril. In the case of a war declared by Congress, only workers' compensation losses are covered by the Program. The Program generally requires that all commercial property and casualty insurers licensed in the United States participate in the Program. Under the Program, a participating insurer is entitled to be reimbursed by the Federal government for a percentage of subject losses, after an insurer deductible, subject to an annual cap. The Federal reimbursement percentage was fixed by the Reauthorization Act at 85%. The deductible is calculated by applying the deductible percentage to the insurer's direct earned premiums for covered lines. The deductible under the Program is fixed at 20%. NLASCO's deductible under the Program was $1.6 million for 2011 and is estimated to be $1.6 million in 2012. The annual cap limits the amount of aggregate subject losses for all participating insurers to $100 billion. Once subject losses have reached $100 billion aggregate amount during a Program year, there is no additional reimbursement from the U.S. Treasury and an insurer that has met its deductible for the program year is not liable for any losses that exceed the $100 billion cap. When insured losses under the Program exceed the $100 billion cap, the insured losses are subject to pro-rata sharing based upon regulations promulgated by the U.S. Treasury. Additionally, under the Reauthorization Act, the timing of mandatory recoupment of the Federal reimbursement through policyholder surcharges was accelerated.

On December 14, 2009, two final rules with respect to the Program were published in the Federal Register. The first rule describes how the Treasury will calculate the amounts to be recouped from insurers and establishes procedures for insurers to use in collecting Federal Terrorism Policy Surcharges and remitting them to the Treasury. The second rule describes how the Treasury intends to determine the pro rata share of insurance losses under the Program when losses otherwise would exceed the annual monetary cap. NLASCO had no terrorism-related losses in 2011.

Reinsurance

NLASCO purchases reinsurance to reduce its exposure to liability on individual risks and claims and to protect against catastrophe losses. NLASCO's management believes that less volatile, yet reasonable returns are in the long-term interest of NLASCO and, as a result, maintains a conservative reinsurance program. NLASCO generated direct premiums written totaling $154.3 million, net of flood policies, in 2011 and paid approximately $11.8 million in catastrophe reinsurance premiums prior to any reinstatement premiums.

Reinsurance involves an insurance company transferring, or ceding, a portion of its risk to another insurer, the reinsurer. The reinsurer assumes the exposure in return for a portion of the premium. The ceding of risk to a reinsurer does not legally discharge the primary insurer from its liability for the full amount of the policies on which it obtains reinsurance. Accordingly, the primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement, and as a result, the primary insurer is exposed to the risk of non-payment by its reinsurers.

We believe that NLASCO's financial stability is substantially protected from catastrophic events through several excess of loss reinsurance contracts that combine to provide a mix of coverage against various types and combinations of catastrophe losses. As noted in the section titled "Risk Factors," NLASCO is exposed to catastrophic losses that could exceed the limits of reinsurance and negatively impact its financial position and results of operations. The Company purchases catastrophe excess of loss reinsurance to a limit that exceeds the Hurricane 200-year return time as modeled by RMS Risk Link v. 11.0 and exceeds the Hurricane 500-year return time as modeled by AIR Classic v 13.0.

In formulating its reinsurance programs, NLASCO believes that it is selective in its choice of reinsurers and considers numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize exposure to the insolvency of reinsurers, NLASCO evaluates the acceptability, and continuously monitors the financial condition, of each reinsurer. NLASCO enters into reinsurance agreements only with reinsurers that have an A.M. Best financial strength rating of "A- (Excellent)" (fourth highest of 16 categories) or better, or at least an "A" rating by Standard & Poors. If a reinsurer rating subsequently drops below "A- (Excellent)," NLASCO can cancel or replace the reinsurer. As of December 31, 2011, 100% of NLASCO's paid loss recoverables were from reinsurers rated "A- (Excellent)" or better by A.M. Best. To further minimize exposure to reinsurer insolvency, NLASCO spreads reinsurance treaties among many reinsurers. NLASCO reviews retention levels each year to maintain a balance between the growth in surplus and the cost of reinsurance. NLASCO had no losses from unrecoverable reinsurance in 2011.

NLASCO's ten largest net receivable balances from reinsurers as of, and for the year ended, December 31, 2011 were as follows (in millions):

	Year Ended December 31, 2011				
	A.M. Best Financial Strength Rating	Ceded Premiums	Balances Due from Reinsurance Companies	Prepaid Reinsurance Premiums	Net Receivable Balance(1)
Federal Emergency Management Agency	N/A	$ 6.1	$ 1.1	$ 5.1	$ 6.2
Endurance Specialty Insurance Ltd	A	-	3.3	-	3.3
Ariel Reinsurance Company Limited	A-	0.6	1.1	-	1.1
Platinum Underwriters Reinsurance, Inc.	A	0.4	2.4	-	2.4
Munich Reinsurance America, Inc.	A+	1.1	1.6	-	1.6
MS Frontier Reinsurance Limited	A	0.1	1.6	-	1.6
Arch Reinsurance Company	A	1.4	1.3	-	1.3
Validus Reinsurance Ltd	A	-	1.2	-	1.2
Paladin Catastrophe Management LLC	A+	-	1.1	-	1.1
Amlin AG	A	0.7	1.1	-	1.1

(1) The net receivable balance includes balances due from reinsurance companies, contingent commissions, prepaid reinsurance premiums and ceded contingent commissions, less balances due to reinsurance companies.

As of December 31, 2011, NLASCO had five layers of catastrophic excess of loss reinsurance coverage up to $170 million of losses per event in excess of $1 million retention by ASIC and $8 million retention by NLIC. The reinsurance from $8 million to $50 million loss is comprised of two layers of protection: $17 million in excess of $8 million loss; $25 million in excess of $25 million loss. The third layer provides coverage for $50 million in excess of $50 million loss; the fourth layer provides coverage of $50 million in excess of $100 million loss and the fifth layer provides coverage of $20 million in excess of $150 million loss. The fifth layer is not fully subscribed, with participants accounting for 79% of the total layer. Accordingly, NLASCO retains 21% of the losses in the fifth layer. NLIC and ASIC retain no participation in any of the other layers, beyond the first $8 million and $1.0 million, respectively.

As of January 1, 2012, the Company renewed its reinsurance contract for its first and second layers of reinsurance. Per the contract renewal, NLASCO changed its underlying coverage at ASIC to $6.5 million in excess of $1.5 million retention. The reinsurance in excess of $8 million is comprised of five layers of protection: $17 million in excess of $8 million retention; $25 million in excess of $25 million loss; $50 million in excess of $50 million loss; $50 million in excess of $100 million loss and $20 million in excess of $150 million loss. The fifth layer is not fully subscribed, with participants accounting for 79% of the total layer. NLIC and ASIC retain no participation in any of the layers, other than the first $8 million and $1.5 million retention, respectively. The projected premiums on these treaties for NLIC and ASIC are $10.1 and $2.8 million, respectively, in 2012.

As of December 31, 2011, total retention for any one catastrophe that affects both NLIC and ASIC is limited to $8 million in the aggregate.

In addition to the catastrophe reinsurance noted above, both NLIC and ASIC participate in an excess of loss program with General Reinsurance Corporation. The General Reinsurance Corporation program is limited to each risk with respect to property and liability in the amount of $800,000 for each of NLIC and ASIC. Each of NLIC and ASIC retain $200,000 in this program. On January 1, 2012, the program will limit each risk for property and liability in the amount of $775,000 for each NLIC and ASIC, with the retention increasing to $225,000.

Liabilities for Unpaid Losses and Loss Adjustment Expenses

NLASCO's liabilities for losses and loss adjustment expenses include liabilities for reported losses, liabilities for incurred but not reported, or IBNR, losses and liabilities for loss adjustment expenses, or LAE, less a reduction for reinsurance recoverables related to those liabilities. The amount of liabilities for reported claims is based primarily on a claim-by-claim evaluation of coverage, liability, injury severity or scope of property damage, and any other information considered relevant to estimating exposure presented by the claim. The amounts of liabilities for IBNR losses and LAE are estimated on the basis of historical trends, adjusted for changes in loss costs, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors that are subject to significant variation. Liabilities for LAE are intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims. Based upon the contractual terms of the reinsurance agreements, reinsurance recoverables offset, in part, NLASCO's gross liabilities.

Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. NLASCO's liabilities for unpaid losses represent the best estimate at a given point in time of what it expects to pay claimants, based on facts, circumstances and historical trends then known. During the loss settlement period, additional facts regarding individual claims may become known and, consequently, it often becomes necessary to refine and adjust the estimates of liability.

The table below presents one-year development information on changes in the liability for losses and LAE and a reconciliation of liabilities on a direct premiums written and net premiums written basis for the twelve months ended December 31, 2011 and 2010 (in thousands):

	2011	2010
Balance at January 1,	$ 58,882	$ 33,780
Less reinsurance recoverables	(43,773)	(21,102)
Net balance at January 1,	15,109	12,678
Incurred related to:		
Current Year	97,742	69,044
Prior Period	(1,008)	1,899
Total incurred	96,734	70,943
Payments related to:		
Current Year	(83,266)	(59,560)
Prior Year	(8,825)	(8,952)
Total payments	(92,091)	(68,512)
Net balance at December 31,	19,752	15,109
Plus reinsurance recoverables	25,083	43,773
Balance at December 31,	$ 44,835	$ 58,882

The decrease in reserves for the twelve months ended December 31, 2011, as compared to the same period in 2010, of $14.0 million is due to a decrease in reinsurance recoverables of $18.7 million. Reinsurance recoverables decreased due to settling reserves and paying claims related to Hurricane Ike, Hurricane Dolly and the 2010 Arizona Storm. Incurred related to current year increased $28.7 million for the twelve months ended December 31, 2011, as compared to the same period in 2010, due to increases in frequency and severity of fire losses and wind and hail losses, as well as the effects of five storms that occurred in Texas in April and May 2011. Incurred amounts related to prior years indicate that we had favorable IBNR development as of December 31, 2010, resulting in a benefit in the twelve months ended December 31, 2011. This redundancy is due to favorable development on our homeowners and fire products for the 2008 and 2009 accident years, offset by unfavorable development for the 2010 accident year.

For the twelve months ended December 31, 2011 and 2010, the reserve for losses and loss adjustment expenses includes amounts related to losses incurred prior to the purchase of NLASCO. All losses and payments related to events that occurred prior to the purchase of NLASCO were the responsibility of the sellers. In March 2011, we made a final settlement with the sellers and going forward all losses are the responsibility of the Company.

Loss Development

NLASCO estimates the aggregate amount of losses and LAE ultimately required to settle all claims for a given period. The following tables present the development of estimated liability for losses and LAE, net of reinsurance, for the years 2001 through 2010 of NLIC and ASIC. These tables present accident or policy year development data. The first line of the table shows, for the years indicated, net liability, including IBNR, as originally estimated. For example, as of December 31, 2002, NLIC estimated that $18.1 million would be a sufficient net liability to settle all unsettled claims retained by it that had occurred prior to December 31, 2002, whether reported or unreported. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. For example, as indicated in that section of the table, the original net liability of $18.1 million was re-estimated to be $17.3 million at December 31, 2006 (four years later). The decrease in the original estimate is caused by a combination of factors, including: (1) claims being settled for amounts different than originally estimated; (2) the net liability being increased or decreased for claims remaining open as more information becomes known about those individual claims; and (3) more or fewer claims being reported after December 31, 2002 than had occurred prior to that date. The bottom section of the table shows, by year, the cumulative amounts of net losses and LAE paid as of the end of each succeeding year. For example, with respect to the liability for net losses and LAE of $18.1 million as of December 31, 2002, by the end of 2006 (four years later), $17.2 million had actually been paid in settlement of the claims.

The "net cumulative redundancy (deficiency)" represents, as of December 31, 2011, the difference between the latest re-estimated net liability and the net liability as originally estimated for losses and LAE retained by us. A redundancy means the original estimate was higher than the current estimate; and a deficiency means that the original estimate was lower than the current estimate. For example, as of December 31, 2011 and based upon updated information, NLIC re-estimated that the net liability that was established as of December 31, 2002 was $0.8 million redundant.

The following tables are presented net of reinsurance recoverable.

National Lloyds Insurance Company
Analysis of Loss Reserve Development
(Dollars in Thousands)

	Year Ended December 31,									
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Original Reserve*	18,141	35,061	33,951	41,282	47,684	44,613	65,592	60,392	55,482	81,589
1 year later	17,852	32,887	28,106	36,332	43,640	44,064	64,864	62,337	54,987	
2 years later	17,281	32,559	27,593	40,391	43,465	44,134	65,070	62,014		
3 years later	17,357	31,614	25,747	41,231	43,394	43,950	64,702			
4 years later	17,340	31,030	25,712	39,735	43,387	43,788				
5 years later	17,312	31,088	25,579	39,699	43,366					
6 years later	17,332	31,072	25,582	39,675						
7 years later	17,321	31,066	25,568							
8 years later	17,307	31,056								
9 years later	17,306									
Net cumulative redundancy (deficiency)	835	4,005	8,383	1,607	4,318	825	890	(1,622)	495	
Cumulative amount of net liability paid as of:										
1 year later	16,836	30,867	24,747	32,871	42,301	42,478	63,761	59,977	53,387	
2 years later	17,160	30,818	25,149	34,625	42,668	43,245	64,203	60,517		
3 years later	17,209	30,875	25,388	36,157	43,140	43,495	64,391			
4 years later	17,231	30,989	25,462	39,533	43,361	43,563				
5 years later	17,287	31,026	25,521	39,646	43,365					
6 years later	17,300	31,030	25,538	39,674						
7 years later	17,301	31,029	25,564							
8 years later	17,302	31,051								
9 years later	17,302									

* Including amounts paid in respective year.

American Summit Insurance Company
Analysis of Loss Reserve Development
(Dollars in Thousands)

	Year Ended December 31,									
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Original Reserve*	11,873	6,235	8,297	11,041	13,003	9,351	12,769	9,773	12,486	14,829
1 year later	11,983	5,322	7,388	9,932	13,014	9,154	12,009	9,423	13,153	
2 years later	11,963	5,512	6,999	9,918	12,998	9,335	11,943	9,088		
3 years later	11,554	5,563	6,859	9,918	13,435	9,235	11,880			
4 years later	11,749	5,401	6,772	9,797	13,216	9,200				
5 years later	11,775	5,396	6,714	9,820	13,195					
6 years later	11,799	5,394	6,787	9,815						
7 years later	11,804	5,396	6,743							
8 years later	11,833	5,417								
9 years later	11,821									
Net cumulative redundancy (deficiency)	52	818	1,554	1,226	(192)	151	889	685	(667)	
Cumulative amount of net liability paid as of:										
1 year later	10,909	4,987	6,566	9,341	12,429	8,732	11,560	8,800	12,390	
2 years later	11,284	5,612	6,610	9,578	12,639	9,095	11,637	8,803		
3 years later	11,647	5,756	6,682	9,679	13,326	9,193	11,726			
4 years later	11,727	5,393	6,699	9,740	13,161	9,196				
5 years later	11,747	5,393	6,714	9,813	13,188					
6 years later	11,759	5,394	6,720	9,813						
7 years later	11,764	5,394	6,723							
8 years later	11,821	5,417								
9 years later	11,821									

* Including amounts paid in respective year.

Please refer to Note 8 in the notes to consolidated financial statements for a reconciliation of the reserves presented in the tables above to the reserves for losses and loss adjustment expenses set forth in the balance sheet at December 31, 2011 and 2010.

Current loss reserve development has been favorable with the exception of accident years 2009 and 2010. In the accident years 2007 and 2008, the developed reserves as of December 31, 2011 were $1.0 million and $1.8 million, respectively, less than the initial carried reserve for each year. During accident year 2009, however, loss development was unfavorable by $0.9 million due to unfavorable development at NLIC of $1.6 million. The unfavorable development at NLIC in accident year 2009 is due to adverse development on our homeowners and fire products of $1.0 million and $0.5 million, respectively. During accident year 2010, the loss development was unfavorable by $0.2 million due to unfavorable development at ASIC of $0.7 million. The unfavorable development at ASIC in accident year 2010 is due to adverse development on homeowners products of $0.4 million. For the accident years 2002 through 2006, the reserves were $22.6 million favorable. Starting in 2002, IBNR loss reserves were strengthened, contributing to the favorable development in accident years 2002, 2003 and 2004. This strengthening of reserves was due to increases in direct premium written and increased net premium written from reductions in quota share reinsurance, a form of pro rata insurance.

The following table is a reconciliation of the gross liability to net liability for losses and loss adjustment expenses (dollars in thousands).

	Year Ended December 31, *									
	2002	2003	2004	2005	2006	2007**	2008	2009	2010	2011
Gross unpaid losses										
Consolidated balance sheet	n/a	n/a	n/a	n/a	n/a	$ 18,091	$ 34,023	$ 33,780	$ 58,882	$ 44,835
Reinsurance recoverable	n/a	n/a	n/a	n/a	n/a	(2,692)	(14,613)	(21,102)	(43,773)	(25,083)
Net unpaid losses	n/a	n/a	n/a	n/a	n/a	$ 15,399	$ 19,410	$ 12,678	$ 15,109	$ 19,752

* Information is not presented for periods prior to January 31, 2007, as that is the date Hilltop Holdings Inc. acquired the insurance operations.

** Only includes eleven months, as the insurance operations were acquired on January 31, 2007.

Ratings

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they purchase insurance. The ratings for NLIC and ASIC of "A" (Excellent) were affirmed by A.M. Best in April 2011. An "A" rating is the third highest of 16 rating categories used by A.M. Best. In evaluating a company's financial and operating performance, A.M. Best reviews a company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its liabilities for losses and LAE, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and is not an evaluation directed at investors. This rating assignment is subject to the ability to meet A.M. Best's expectations as to performance and capitalization on an ongoing basis, including with respect to management of liabilities for losses and LAE, and is subject to revocation or revision at any time at the sole discretion of A.M. Best. NLASCO cannot ensure that NLIC and ASIC will maintain their present ratings.

Investments

HTH's primary investment objectives, as a holding company, are to preserve capital and possess available cash resources to utilize in making opportunistic acquisitions. Accordingly, HTH, parent only, has $533.4 million in short-term cash equivalents, $10.1 million in equity securities and $60.4 million in other investments as of December 31, 2011. HTH's management regularly monitors investment performance.

Our insurance operating subsidiary, NLASCO, has primary investment objectives to preserve capital and manage for a total rate of return. The investment strategy of NLASCO's insurance subsidiaries is to purchase securities in sectors that represent what is expected to possess the most attractive relative value. Bonds, cash and short-term investments constituted $197.2 million, or 95.7%, of NLASCO's investments at December 31, 2011, of which $7.3 million represents an investment in HTH Senior Exchangeable Notes, and is, therefore, eliminated in consolidation. NLASCO insurance subsidiaries have custodial agreements with A.G. Edwards and Wells Fargo Bank and an investment management agreement with DTF Holdings, LLC.

NLASCO's investment guidelines reflect the desire and intent to assure the prudent investment of capital and surplus, keeping in mind the long-term nature of some insurance reserves, while recognizing the uncertainty of expected cash flows, the shorter term characteristics of and the desire to supplement insurance underwriting gains and offset losses with portfolio income and realized gains in order to maintain adequate capital and surplus. All investments are made in compliance with all state and Federal laws and regulations applicable to such investments and the company involved. State insurance laws and regulations limit the amount of investments in asset classes below certain "quality" levels. NLASCO currently maintains a quality structure exceeding the minimum requirements imposed on the portfolio by state insurance laws and regulations, which is known as the Investment of Insurer's Model Act, or National Association of Insurance Commissioners Act. Currently, NLASCO has no investments in subprime mortgages.

Liquidity and preservation of policyholder surplus can be limiting factors in achieving a favorable return on invested assets, as sufficient funds need to be maintained to meet ongoing near term financial obligations. Funds not immediately needed to offset withdrawals may be invested in short-term securities on a continuous basis. A maturity structure must be maintained to invest cash flows from operations and reinvest investment income, as well as to provide a source of liquidity and flexibility to meet changing market, tax and other operating considerations.

Notwithstanding the above, the underlying objective of NLASCO's investment policy is to obtain a favorable total return on invested assets to augment the growth of surplus from operations. Total return comes both from income and capital growth, so a portion of the funds are invested in assets other than fixed income securities, including common stocks and growth oriented preferred stocks. In managing these investment choices, market volatility, the absolute level of NLASCO's capital and surplus relative both to existing liabilities and the level of premium revenue, as well as to total assets, are the limiting factors that influence the portion of assets invested in assets other than fixed income investments.

Performance is measured by comparing the total return, for each period, of each major sector of NLASCO's investment portfolio to an appropriate market index, as well as comparing the total return of NLASCO's investment portfolio to an average of the market indices, weighted by the portfolio's average exposure to each other particular sector during the period. The assets are managed with volatility of return similar to or less than the indices.

HTH's investment committee meets regularly to review the portfolio performance and investment markets in general. NLASCO's management generally meets monthly to review the performance of investments and monitor market conditions for investments that would warrant any revision to investment guidelines.

The following table sets forth information concerning the composition of the investment portfolio at December 31, 2011 (in thousands):

	December 31, 2011			
	Cost/Amortized Cost	Fair Value	Carrying Value	Percent of Carrying Value
Available-for-sale securities:				
Fixed maturities:				
Government securities	$ 27,729	$ 29,165	$ 29,165	13.0%
Residential mortgage-backed securities	11,708	12,652	12,652	5.6%
Commercial mortgage-backed securitie:	2,277	2,303	2,303	1.0%
Corporate debt securities	93,452	100,681	100,681	44.9%
	135,166	144,801	144,801	
Equity securities	16,813	19,022	19,022	8.5%
	151,979	163,823	163,823	
Other investments:				
Note receivable	38,641	38,588	38,588	17.2%
Warrants	12,068	21,789	21,789	9.7%
	$ 202,688	$ 224,200	$ 224,200	100.0%

At December 31, 2011, NLASCO's fixed maturity portfolio had a fair value of approximately $144.8 million. All of the fixed maturity investments are rated as investment grade. As a result, the market value of these investments may fluctuate in response to changes in interest rates. In addition, we may experience investment losses to the extent our liquidity needs require disposition of fixed maturity securities in unfavorable interest rate environments.

The equity securities of $19.0 million consist of $10.1 million in common stocks held by HTH and $8.9 million in common and preferred stocks held by NLASCO. Other investments represent the value of the note receivable and warrants held at HTH.

The amortized cost (original cost for equity securities and other investments), gross unrealized holding gains and losses, and fair value of available-for-sale securities by major security type and class of security at December 31, 2011 for the investment portfolio were as follows (in thousands).

	December 31, 2011			
	Cost/Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale securities:				
Fixed maturities:				
Government securities	$ 27,729	$ 1,439	$ (3)	$ 29,165
Residential mortgage-backed securities	11,708	944	-	12,652
Commercial mortgage-backed securities	2,277	36	(10)	2,303
Corporate debt securities	93,452	7,406	(177)	100,681
	135,166	9,825	(190)	144,801
Equity securities	16,813	2,462	(253)	19,022
	151,979	12,287	(443)	163,823
Other investments:				
Note receivable	38,641	-	(53)	38,588
Warrants	12,068	9,721	-	21,789
	$ 202,688	$ 22,008	$ (496)	$ 224,200

For the twelve months ended December 31, 2011, the Company did not record any other-than-temporary impairments. While all of the investments are monitored for potential other-than-temporary impairment, our analysis and experience indicate that these investments generally do not present a great risk of other-than-temporary-impairment, as fair value should recover over time. Factors considered in our analysis include the reasons for the unrealized loss position, the severity and duration of the unrealized loss position, credit worthiness, and forecasted performance of the investee. While some of the securities held in the investment portfolio have decreased in value since the date of acquisition, the severity of loss and the duration of the loss position are not believed to be significant enough to warrant other-than-temporary impairment of the securities. The Company does not intend, nor is it likely that the Company will be required, to sell these securities before the recovery of the cost basis; and, therefore, we do not believe any other-than-temporary impairment exist as of December 31, 2011.

During 2010 and 2009, the Company took other-than-temporary impairments and recognized a loss in earnings of $70,000 and $0.8 million, respectively.

The following table presents the maturity profile of the fixed maturity investments as of December 31, 2011. Actual maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without penalties. The schedule of fixed maturities available-for-sale at December 31, 2011 by contractual maturity is as follows (in thousands).

	December 31, 2011	
	Amortized Cost	Fair Value
Available-for-sale fixed maturities:		
Due within one year	$ 12,608	$ 12,942
Due after one year through five years	69,594	73,300
Due six years through ten years	38,065	42,766
Due after ten years	914	838
Mortgage-backed securities	13,985	14,955
	$ 135,166	$ 144,801
Other Investments:		
Due after one year through five years	$ 50,709	$ 60,377
	$ 50,709	$ 60,377

We are subject to various market risk exposures, including interest rate risk and equity price risk. Our primary risk exposure is to changes in interest rates. We manage market risk through our investment committee and through the use of an outside professional investment management firm. We are vulnerable to interest rate changes, like other insurance companies, because we invest primarily in fixed maturity securities, which are interest-sensitive assets. Mortgage-backed securities, which make up approximately 10.3% of our available-for-sale fixed maturities, are particularly susceptible to interest rate changes.

The value of our equity investments is dependent upon general conditions in the securities markets and the business and financial performance of the individual companies in the portfolio. Values are typically based on future economic prospects that are perceived by investors in the equity market.

Competition

NLASCO competes with a large number of other companies in its selected lines of business, including major U.S. and non-U.S. insurers, regional companies, mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. The personal lines market in Texas is dominated by a few large carriers and their subsidiaries and affiliates, including State Farm, Zurich Insurance Group, Allstate and USAA. According to the Texas Department of Insurance, the top ten insurers writing homeowners insurance accounted for approximately 81.6% of the market for the trailing twelve months at September 30, 2011. NLASCO competes for business on the basis of a number of factors, including price, coverages offered, customer service, relationships with agents (including ease of doing business, service provided and commission rates paid), size and financial strength ratings. In its personal lines business, NLASCO's competitors include Republic Companies Group, Inc., Columbia Lloyds, Foremost, American Modern Home Group and American Reliable. In its commercial lines business, NLASCO's competitors include Travelers, Safeco and Republic. NLASCO seeks to distinguish itself from its competitors by targeting underserved market segments that provide NLASCO with the best opportunity to obtain favorable policy terms, conditions and pricing.

Regulation of Insurance Activities

NLASCO's insurance subsidiaries, NLIC and ASIC, are subject to regulation and supervision in each state where they are licensed to do business. This regulation and supervision is vested in state agencies having broad administrative power over the various aspects of the business of NLIC and ASIC.

State insurance holding company regulation

NLASCO controls two operating insurance companies, NLIC and ASIC, and is subject to the insurance holding company laws of Texas, the state in which those insurance companies are domiciled. These laws generally require NLASCO to register with the Texas Department of Insurance and periodically to furnish financial and other information about the operations of companies within its holding company structure. Generally under these laws, all transactions between an insurer and an affiliated company in its holding company structure, including sales, loans, reinsurance agreements and service agreements, must be fair and reasonable and, if satisfying a specified threshold amount or of a specified category, require prior notice and approval or non-objection by the Texas Department of Insurance.

Changes of control

Before a person can acquire control of an insurance company domiciled in Texas, prior written approval must be obtained from the Texas Department of Insurance. Prior to granting approval of an application to acquire control of an insurer, the Texas Department of Insurance will consider the following factors, among others:

- the financial strength of the applicant;
- the integrity and management experience of the applicant's board of directors and executive officers;
- the acquirer's plans for the management of the domestic insurer;
- the acquirer's plans to declare dividends, sell assets or incur debt;
- the acquirer's plans for the future operations of the domestic insurer;
- the impact of the acquisition on continued licensure of the domestic insurer;
- the impact on the interests of Texas policyholders; and
- any anti-competitive results that may arise from the consummation of the acquisition of control.

Pursuant to the Texas insurance holding company statutes, "control" means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the state's insurance department, after notice and a hearing, may determine that a person or entity that directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company nonetheless "controls" the company. Because a person acquiring 10% or more of HTH's common stock would indirectly control the same percentage of the stock of ASIC and two affiliated corporations controlling NLIC, the change of control laws of the State of Texas would apply to such a transaction.

These laws may discourage potential acquisition proposals and may delay, deter or prevent change of control transactions, including those that some or all of the Company's stockholders might consider to be desirable.

National Association of Insurance Commissioners

The National Association of Insurance Commissioners, or NAIC, is a group consisting of state insurance commissioners that discuss issues and formulates policy with respect to regulation, reporting and accounting for insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Certain Model Insurance Laws, Regulations and Guidelines, or Model Laws, have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation by the NAIC.

The NAIC provides authoritative guidance to insurance regulators on current statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures Manual. The Texas Department of Insurance has generally adopted these codified statutory accounting practices.

Texas also has adopted laws substantially similar to the NAIC's risk based capital, or RBC laws, which require insurers to maintain minimum levels of capital based on their investments and operations. Domestic property and casualty insurers are required to report their RBC based on a formula that attempts to measure statutory capital and surplus needs based on the risks in the insurer's mix of products and investment portfolio. The formula is designed to allow the Texas Department of Insurance to identify potential inadequately capitalized companies. Under the formula, a company determines its RBC by taking into account certain risks related to its assets (including risks related to its investment portfolio and ceded reinsurance) and its liabilities (including underwriting risks related to the nature and experience of its insurance business). Among other requirements, an insurance company must maintain capital and surplus of at least 200% of the RBC computed by the NAIC's RBC model (known as the "Authorized Control Level" of RBC). At December 31, 2011, NLIC and ASIC capital and surplus levels exceeded the minimum RBC requirements that would trigger regulatory attention. In their 2011 statutory financial statements, both NLIC and ASIC complied with the NAIC's RBC reporting requirements.

The NAIC's Insurance Regulatory Information System, or IRIS, was developed to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies. IRIS identifies twelve industry ratios and specifies a range of "usual values" for each ratio. Departure from the usual values on four or more of these ratios can lead to inquiries from state insurance commissioners as to certain aspects of an insurer's business. For 2011, all ratios for both NLIC and ASIC were within the usual values.

The NAIC adopted an amendment to its "Model Audit Rule" in response to the passage of the Sarbanes-Oxley Act of 2002, or SOX. The amendment is effective for financial statements for accounting periods after January 1, 2010. This amendment addresses auditor independence, corporate governance and, most notably, the application of certain provisions of Section 404 of SOX regarding internal control reporting. The rules relating to internal controls apply to insurers with gross direct and assumed written premiums of $500 million or more, measured at the legal entity level (rather than at the insurance holding company level), and to insurers that the domiciliary commissioner selects from among those identified as in hazardous condition, but exempts SOX compliant entities. Neither NLIC nor ASIC currently has direct and assumed written premiums of at least $500 million, but it is conceivable that this may change in the future; however, NLASCO must be SOX compliant because it is wholly-owned by HTH, a public company subject to SOX.

Legislative changes

From time to time, various regulatory and legislative changes have been, or are, proposed that would adversely affect the insurance industry. Among the proposals that have been, or are being, considered are the possible introduction of Federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various Model Laws adopted by the NAIC. NLASCO is unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on its financial condition or results of operations.

In 2002, in response to the tightening supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act, or TRIA, was enacted. TRIA was modified and extended by the Terrorism Risk Insurance Extension Act of 2005 and extended again by the Terrorism Risk Insurance Program Reauthorization Act of 2007. These Acts created a Federal Program designed to ensure the availability of commercial insurance coverage for terrorist acts in the United States. This Program helped the commercial property and casualty insurance industry cover claims related to terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. As a result, NLASCO is prohibited from adding certain terrorism exclusions to the policies written by its insurance company subsidiaries. The 2005 Act extended the Program through 2007, but eliminated commercial auto, farm-owners and certain other commercial coverages from its scope. The Reauthorization Act further extended the Program through December 31, 2014 and fixed the reimbursement percentage at 85% and the deductible at 20%. Although NLASCO is protected by federally funded terrorism reinsurance as provided for in the TRIA, there is a substantial deductible that must be met, the payment of which could have an adverse effect on its financial condition and results of operations. NLASCO's deductible for 2011 was $1.6 million. Potential future changes to the TRIA could also adversely affect NLASCO by causing its reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

In 2003, legislation was passed in Texas that significantly changed the regulation of homeowners insurance, and, to a lesser extent, automobile insurance. Prior to 2003, certain types of insurers, including insurance companies that participate in Lloyd's, reciprocals, county mutuals and farm mutuals that wrote these lines of insurance were generally exempt from rate regulation. The 2003 legislation eliminated, or severely reduced, these exemptions, and imposed a new rate regulation regime for all insurers writing these lines of insurance. This legislation also included limitations on the use of credit scoring and territorial distinctions in underwriting and rating risks. Further, the Texas Commissioner of Insurance has been given broader authority under the law to order refunds to policyholders when rates charged have been deemed excessive or unfairly discriminatory.

State insurance regulations

State insurance authorities have broad powers to regulate U.S. insurance companies. The primary purposes of these powers are to promote insurer solvency and to protect individual policyholders. The extent of regulation varies, but generally has its source in statutes that delegate regulatory, supervisory and administrative power to state insurance departments. These powers relate to, among other things, licensing to transact business, accreditation of reinsurers, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing actuarial requirements and solvency standards, regulating investments and dividends, and regulating policy forms, related materials and premium rates. State insurance laws and regulations require insurance companies to file financial statements prepared in accordance with accounting principles prescribed by insurance departments in states in which they conduct insurance business, and their operations are subject to examination by those departments.

As part of the broad authority that state insurance commissioners hold, they may impose periodic rules or regulations related to local issues or events. An example is the State of Louisiana's prohibition on the cancellation of policies for nonpayment of premium in the wake of Hurricane Katrina. Due to the extent of damage and displacement of people, inability of mail to reach policyholders and inaccessibility of entire neighborhoods, the State of Louisiana prohibited insurance companies from canceling policies for a period of time following that named storm.

Periodic financial and market conduct examinations

The insurance departments in every state in which NLASCO's insurance companies do business may conduct on-site visits and examinations of its insurance companies at any time to review the insurance companies' financial condition, market conduct and relationships and transactions with affiliates. In addition, the Texas Department of Insurance will conduct comprehensive examinations of insurance companies domiciled in Texas every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other licensing states under guidelines promulgated by the NAIC.

The Texas Department of Insurance completed their last examinations of NLIC and ASIC through December 31, 2006 in examination reports dated June 13, 2008 and June 1, 2008, respectively. These contained no information of any significant compliance issues. In 2010, ASIC and NLIC were notified by the Texas Department of Insurance that a statutory examination had been scheduled to be performed during the calendar years 2011/2012. The examinations are as of December 31, 2010, and cover the period since the last examination, which was as of December 31, 2006. We have received drafts of the examination reports and there is no indication of any significant changes to our financial statements as a result of the examinations by the domiciliary state.

State dividend limitations

The Texas Department of Insurance must approve any dividend declared or paid by an insurance company domiciled in the state if the dividend, together with all dividends declared or distributed by that insurance company during the preceding twelve months, exceeds the greater of (1) 10% of its policyholders' surplus as of December 31 of the preceding year or (2) 100% of its net income for the preceding calendar year. The greater number is known as the insurer's extraordinary dividend limit. As of December 31, 2011, the extraordinary dividend limit for NLIC and ASIC is $9.4 million and $2.5 million, respectively. In addition, NLASCO's insurance companies may only pay dividends out of their earned surplus.

Statutory accounting principles

Statutory accounting principles, or SAP, are a comprehensive basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP rules are different from generally accepted accounting principles in the United States of America, or GAAP, and are intended to reflect a more conservative view of the insurer. SAP is primarily concerned with measuring an insurer's surplus to policyholders. Accordingly, SAP focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with insurance laws and regulatory provisions applicable in each insurer's domiciliary state.

While GAAP is concerned with a company's solvency, it also stresses other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenues and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP. SAP, as established by the NAIC and adopted by Texas regulators, determines the statutory surplus and statutory net income of the NLASCO insurance companies and, thus, determines the amount they have available to pay dividends.

Guaranty associations

In Texas, and in all of the jurisdictions in which NLIC and ASIC are, or in the future may be, licensed to transact business, there is a requirement that property and casualty insurers doing business within the jurisdiction must participate in guaranty associations, which are organized to pay limited covered benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer was engaged. States generally permit member insurers to recover assessments paid through full or partial premium tax offsets.

NLASCO did not incur any levies in 2011, 2010 or 2009. Property and casualty insurance company insolvencies or failures may, however, result in additional guaranty fund assessments at some future date. At this time NLASCO is unable to determine the impact, if any, that these assessments may have on its financial condition or results of operations. NLASCO has established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

National Flood Insurance Program

NLASCO voluntarily participates as a Write Your Own carrier in the National Flood Insurance Program, or NFIP. The NFIP is administered and regulated by the Federal Emergency Management Agency (FEMA). NLASCO operates as a fiscal agent of the Federal government in the selling and administering of the Standard Flood Insurance Policy. This involves writing the policy, the collection of premiums and the paying of covered claims. All pricing is set by FEMA and all collections are made by the Company.

The Company cedes 100% of the policies written by the Company on the Standard Flood Insurance Policy to FEMA; however, if FEMA were unable to perform, the Company would have a legal obligation to the policyholders. The terms of the reinsurance agreement are standard terms, which require the Company to maintain its rating criteria, determine policyholder eligibility, issue policies on the Company's paper, endorse and cancel policies, collect from insureds and process claims. NLASCO receives ceding commissions from NFIP for underwriting administration, claims management, commission and adjuster fees.

Participation in involuntary risk plans

NLASCO's insurance companies are required to participate in residual market or involuntary risk plans in various states where they are licensed that provide insurance to individuals or entities that otherwise would be unable to purchase coverage from private insurers. If these plans experience losses in excess of their capitalization, they may assess participating insurers for proportionate shares of their financial deficit. These plans include the Georgia Underwriting Association, Texas FAIR Plan Association, Texas Windstorm Insurance Agency, or TWIA, the Louisiana Citizens Property Insurance Corporation, the Mississippi Residential Property Insurance Underwriting Association and the Mississippi Windstorm Underwriting Association. For example in 2005, following Hurricanes Katrina and Rita, the above plans levied collective assessments totaling $10.4 million on NLASCO's insurance subsidiaries. Additional assessments, including emergency assessments, may follow. In some of these instances, NLASCO's insurance companies should be able to recover these assessments through policyholder surcharges, higher rates or reinsurance. The ultimate impact hurricanes have on the Texas and Louisiana facilities is currently uncertain and future assessments can occur whenever the involuntary facilities experience financial deficits.

Other

Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, as well as subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission.

Changes in any of the laws governing our conduct could have an adverse impact on our ability to conduct our business or could materially affect our financial position, operating income, expense or cash flow.

SWS Group, Inc.

SWS Group, Inc., or SWS, is a Dallas-based company offering a broad range of investment and financial services through its subsidiaries. SWS's common stock is listed on the New York Stock Exchange under the symbol SWS. SWS subsidiaries include Southwest Securities, Inc., a national clearing firm, registered investment adviser and registered broker-dealer; SWS Financial Services, Inc., a registered investment adviser and a registered broker-dealer serving independent securities brokers and their clients; and Southwest Securities, FSB, one of the largest banks headquartered in the Dallas-Fort Worth metropolitan area.

On March 20, 2011, Hilltop entered into a Funding Agreement with SWS, Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (together, "Oak Hill" and, collectively with Hilltop, the "Investors"). As contemplated by the Funding Agreement, on July 29, 2011, the Investors entered into a Credit Agreement with SWS that provides for a five-year unsecured term loan of $100 million in the aggregate. The loan proceeds were deposited in an account at SWS for further credit to Southwest Securities, FSB, unless otherwise agreed by the Investors. Interest is payable at 8% per year, and SWS is permitted to prepay all or a portion of the loans under certain circumstances after three years.

In connection with the Funding Agreement and the loans made by the Investors under the Credit Agreement, on July 29, 2011, SWS issued a warrant to Hilltop to purchase up to 8,695,652 shares of common stock of SWS ("Warrant"). The Warrant represents approximately a 17% equity interest in SWS (assuming each Investor exercises its respective Warrant in full). The Warrant is exercisable for five years, but will expire to the extent that SWS makes prepayments on the loans and the Investors do not promptly exercise a corresponding portion of the Warrants. To the extent that the exercise of a Warrant by a holder would cause the holder to be deemed to control SWS under applicable regulations, SWS will issue the holder newly issued non-voting Series A Preferred Stock (the "Series A Preferred Stock"). Subject to applicable regulations, in limited circumstances, shares of Series A Preferred Stock will be convertible into shares of SWS common stock.

On July 29, 2011, the Investors also entered into an Investor Rights Agreement with SWS that provides the Investors with certain rights with respect to the common stock that may be issued upon the exercise of the Warrants or upon the conversion of the Series A Preferred Stock if a holder exercises its Warrants for shares of Series A Preferred Stock instead of common stock, including certain preemptive rights and registration rights. Pursuant to the Investor Rights Agreement, each Investor was granted the right to designate one representative to the SWS's Board of Directors for so long as that Investor continues to beneficially own 9.9% of SWS's outstanding common stock. SWS's Board of Directors elected Mr. Gerald J. Ford and Mr. J. Taylor Crandall as directors of the Company, effective July 29, 2011. In addition, under the Investor Rights Agreement each Investor was granted the right to appoint an observer to attend all meetings of the Board of Directors of SWS for so long as that Investor continues to beneficially own 4.9% of SWS's outstanding common stock. Hilltop has designated Mr. Jeremy Ford as its observer, effective July 29, 2011.

Additionally, from September 2011 through November 2011, Hilltop purchased additional shares of SWS common stock in open market and block transactions. Accordingly, as of March 1, 2012, Hilltop beneficially owns 10,171,039 shares of SWS common stock, or 24.6% of the outstanding common stock of SWS.

Employees

As of December 31, 2011, we had 135 full-time equivalent employees. Of these 135 employees, five work for HTH, and the remaining 130 work for NLASCO. The NLASCO employees perform underwriting, claims, marketing, and administrative functions for the insurance business. We consider our employee relations to be good.

ITEM 1A. RISK FACTORS

The following risk factors identify important factors, including material risks and uncertainties, which could cause actual results to differ materially from those reflected in forward-looking statements or in our historical results. Each of the following risk factors, among others, could adversely affect our ability to meet the current expectations of our management.

Risks Related to Our Substantial Cash Position and Related Strategies for its Use

We intend to use a substantial portion of our available cash to make acquisitions or effect a business combination.

We are endeavoring to make opportunistic acquisitions or effect a business combination with a substantial portion of our available cash. No assurances, however, can be given that we will be able to identify suitable targets, consummate acquisitions or effect a combination or, if consummated, successfully integrate personnel and operations. Even if we identify suitable targets, we may not be able to make acquisitions or effect a combination on commercially acceptable terms, if at all. The success of any acquisition or combination will depend upon, among other things, the ability of management and our employees to integrate personnel, operations, products and technologies effectively, to retain and motivate key personnel and to retain customers and clients of targets. In addition, any acquisition or combination we undertake may involve certain other risks, including consumption of available cash resources, potentially dilutive issuances of equity securities and the diversion of management's attention from other business concerns. We also may need to make further investments to support the acquired or combined company and may have difficulty identifying and acquiring the appropriate resources. There can be no assurance that any acquisition or combination we undertake will perform as expected. We may enter, on our own and through acquisitions or a combination, into new lines of business or initiate new service offerings, whether related or unrelated to our insurance business. Our success in any such endeavor will depend upon, among other things, the ability of management to identify suitable opportunities, successfully implement sound business strategies and avoid the legal and business risks of any new line of business or service offering and/or an acquisition related thereto. There can be no assurance that we will be able to do any of the foregoing. In addition, any such undertakings may result in additional costs without an immediate increase in revenues and may divert management's attention from the operation and growth of our current lines of business.

Since we have not definitively selected a particular target business to acquire or combine with, you will be unable to ascertain the merits or risks of the industry or business in which we may ultimately primarily operate.

We may consummate an acquisition of, or effect a business combination with, a company in any industry and are not limited to any particular type of business. Accordingly, there is no basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately conduct our primary ongoing operations or the target business that we may ultimately acquire. To the extent that we complete an acquisition of, or effect a business combination with, a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of those entities. If we complete an acquisition of, or effect a business combination with, an entity in an industry characterized by a high level of risk, we may be affected by the unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. Even if we properly assess those risks, some of them may be outside of our control or ability to affect.

We may change our primary lines of business without stockholder approval, which may result in riskier lines of business than our current lines of business.

Depending on the structure of an acquisition or business combination, it may result in us conducting our primary operations in lines of business that are different from, and possibly more risky than, our current business without stockholder approval.

Resources could be expended in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific acquisition or business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate our acquisition or combination for any number of reasons, including those beyond our control, such as if the target's stockholders do not approve the transaction. Any such event will result in a loss to us of the related costs incurred, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Existing circumstances may result in several of our directors having interests that may conflict with our interests.

A director who has a conflict of interest with respect to an issue presented to our board will have no inherent legal obligation to abstain from voting upon that issue. We do not have provisions in our bylaws or charter that require an interested director to abstain from voting upon an issue, and we do not expect to add provisions in our charter and bylaws to this effect. Although each director has a duty to act in good faith and in a manner he or she reasonably believes to be in our best interests, there is a risk that, should interested directors vote upon an issue in which they or one of their affiliates has an interest, their vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, the director's participation in the meeting and discussion of an issue in which they have, or companies with which they are associated have, an interest could influence the votes of other directors regarding the issue.

Difficult market conditions have adversely affected the yield on our available cash.

Our primary objective is to preserve and maintain the liquidity of our available cash, while at the same time maximizing yields without significantly increasing risk. The capital and credit markets have been experiencing volatility and disruption for a prolonged period. This volatility and disruption reached unprecedented levels, resulting in dramatic declines in interest rates and other yields relative to risk. This downward pressure has negatively affected the yields we receive on our available cash. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will receive any significant yield on our available cash. Further, given current market conditions, no assurance can be given that we will be able to preserve our available cash.

Competition from other motivated purchasers may hinder our ability to consummate an acquisition in the near term.

We expect to encounter intense competition from entities having a business objective similar to ours, including venture capital funds, special purpose acquisition companies, private equity funds, leveraged buyout funds, opportunity funds and other operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting acquisitions or business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources may be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire with our available cash, our ability to compete in acquiring certain sizable target businesses may be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. For these reasons, we cannot assure you that we will be able to effectuate an acquisition or business combination in the near term.

Following the consummation of an acquisition or business combination, we may be required to take write-downs or write-offs or restructuring, impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.

Even if we conduct extensive due diligence on a target business that we acquire or with which we merge, we cannot assure you that this diligence will surface all material issues that may be present inside a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in us reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner inconsistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities.

We may issue shares of preferred stock or additional shares of common stock to complete an acquisition or effect a combination or under an employee incentive plan after consummation of an acquisition or combination, which would dilute the interests of our stockholders and likely present other risks.

The issuance of shares of preferred stock or additional shares of common stock:

- may significantly dilute the equity interest of our stockholders;
- may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded our common stock;
- could cause a change in control if a substantial number of shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards; and
- may adversely affect prevailing market prices for our common stock.

We may be unable to obtain additional financing to complete an acquisition or business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular acquisition or business combination.

Although we believe that our available cash will be sufficient to allow us to consummate an acquisition or effect a business combination, we cannot ascertain the exact capital requirements for any particular transaction because we have not yet definitively selected a target business. If our available cash is insufficient, either because of the size of the acquisition or business combination or the depletion of available funds in search of a target business, we may be required to seek additional financing. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable, if and when needed, to consummate an acquisition or effect a business combination, we would be compelled to either restructure the transaction or abandon that particular acquisition or business combination and seek an alternative target business candidate. Even if we do not need additional financing to consummate an acquisition or effect a business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target.

There may be tax consequences with respect to an acquisition or business combination that adversely affect us.

While we expect to undertake any merger or acquisition so as to minimize taxes, both to the acquired business and/or asset and us, such acquisition or business combination might not meet the statutory requirements of a tax-free reorganization, or the parties might not obtain the intended tax-free treatment upon a transfer of shares or assets. A non-qualifying reorganization could result in the imposition of substantial taxes.

Our net operating loss and other carryovers may be limited if we undergo an ownership change. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership in us by more than 50 percentage points looking back over the prior three-year period. If an ownership change occurs, our ability to use our net operating losses, or NOLs, to reduce income taxes is limited to an annual amount, or a Section 382 limitation, equal to the fair market value of our common stock immediately prior to the ownership change multiplied by the long term tax-exempt interest rate, which is published monthly by the Internal Revenue Service, or IRS. In the event of an ownership change, NOLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and such excess NOLs can be used to offset taxable income for years within the carryforward period subject to the Section 382 limitation in each year. Whether or not an ownership change occurs, the carryforward period for NOLs is either 15 or 20 years from the year in which the losses giving rise to the NOLs were incurred. If the carryforward period for any NOL were to expire before that NOL had been fully utilized, the unused portion of that NOL would be lost.

Based on our knowledge of stockholder ownership of Hilltop, we do not believe that an ownership change has occurred since our initial public offering, or IPO, that would limit our post-IPO NOLs. Accordingly, we believe that there is not a Section 382 limitation imposed on our use of post-IPO NOLs to reduce future taxable income.

The determination of whether an ownership change has occurred, or will occur, is complicated, and therefore, no assurance can be provided as to whether an ownership change has occurred or will occur. We have not obtained, and currently do not plan to obtain, an IRS ruling or opinion of counsel regarding our conclusions as to whether the pre-IPO NOLs or post-IPO NOLs are subject to any such limitations. In addition, limitations imposed by Section 382 may prevent us from issuing additional shares of common stock to raise capital or to acquire businesses or properties. To the extent not prohibited by our charter, we may decide in the future that it is necessary or in our best interest to take certain actions that could result in an ownership change.

If Hilltop is determined to control SWS Group, Inc., Hilltop will be required to become a regulated holding company.

As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting stock. Subject to rebuttal, an investor may be presumed to control a depository institution or other company if the investor owns or controls ten percent or more of any class of voting stock. As of March 1, 2012, Hilltop beneficially owned 24.6% of the outstanding common stock of SWS Group, Inc. In connection with the transactions entered into with SWS Group, Inc., Hilltop filed a Rebuttal of Control, which the Office of Thrift Supervision accepted based upon the facts represented by Hilltop. The transaction documents also provide for mechanisms to prevent Hilltop from being deemed to "control" SWS Group, Inc. through voting control. Notwithstanding, in the event that Hilltop was determined to "control" SWS Group, Inc., Hilltop would have to register as a savings and loan holding company and become subject to the laws and regulations thereof, including, without limitation, supervision, examination, permissible activities, capital requirements and dividend restrictions.

In addition, it is a policy of the Board of Governors of the Federal Reserve System, or Federal Reserve, that a bank holding company should serve as a source of financial and managerial strength to the depository institutions that it controls. This was not a policy of the Office of Thrift Supervision, the primary regulator of thrifts and savings and loan holding companies, or SLHCs, prior to July 2011, with respect to the obligations of a SLHC to a depository institution that it controls. Given that the Federal Reserve became the primary federal regulator of SLHCs, the policy for SLHCs on this subject likely will be altered to align more closely with those for bank holding companies. The regulators may require certain financial and other action by a regulated holding company in support of controlled depository institutions even if such action is not in the best interests of the regulated holding company or its shareholders.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

We do not plan to operate as an investment fund or investment company, or to be engaged in the business of investing, reinvesting or trading in securities. Our primary plan is to acquire, hold, operate and grow for the long-term, one or more operating businesses.

If we were deemed to be an investment company under the Investment Company Act of 1940, or the 1940 Act, we would be required to become registered under the 1940 Act (or liquidate) and our activities would be subject to a number of restrictions, including, among others:

- corporate governance requirements and requirements regarding mergers and share exchanges;
- restrictions on the nature of our investments;
- restrictions on our capital structure and use of multiple classes of securities; and
- restrictions on our use of leverage and collateral, each of which may make it difficult for us to consummate strategic acquisitions or effect a combination.

In addition, we may have imposed upon us burdensome requirements, including:

- registration as an investment company;
- adoption of a specific form of corporate structure; and
- reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations,
- compliance with which would reduce the funds that we have available to consummate strategic acquisitions or a combination.

In order not to be regulated as an investment company under the 1940 Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in an initial business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading "investment securities." Our primary business, in addition to our insurance operations, will be to identify and consummate an acquisition or effect a business combination and, thereafter, to operate the acquired business or businesses for the long term. We do not believe that our anticipated principal activities will subject us to the 1940 Act. If we were deemed to be subject to the 1940 Act, compliance with these additional regulatory burdens would require additional expense for which we have not accounted.

If we fail to maintain an effective system of internal controls over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Effective internal controls are necessary for us to provide timely and reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. If we fail to maintain the adequacy of our internal controls, our financial statements may not accurately reflect our financial condition. Inadequate internal controls over financial reporting could impact the reliability and timeliness of our financial reports and could cause investors to lose confidence in our reported financial information, which could have a negative effect on our business and the value of our securities.

Risks Related to NLASCO's Business and NLASCO's Industry

The occurrence of severe catastrophic events may have a material adverse effect on NLASCO, particularly because NLASCO conducts business in a concentrated geographic area.

NLASCO expects to have large aggregate exposures to natural and man-made disasters, such as hurricanes, hail, tornados, windstorms, wildfires and acts of terrorism. NLASCO expects that its loss experience, generally, will include infrequent events of great severity. Hurricanes Dolly, Gustav and Ike, which occurred in 2008, are examples. The risks associated with natural and man-made disasters are inherently unpredictable, and it is difficult to predict the timing of these events with statistical certainty or estimate the amount of loss any given occurrence will generate. Although NLASCO may attempt to exclude certain losses, such as terrorism and other similar risks, from some coverage that NLASCO writes, it may be prohibited from, or may not be successful in, doing so. The extent of losses from a catastrophe is a function of both the total amount of policyholder exposure in the geographic area affected by the event and the severity of the event. The occurrence of losses from catastrophic events may have a material adverse effect on NLASCO's ability to write new business and on its financial condition and results of operations. Increases in the values and geographic concentrations of policyholder property and the effects of inflation have resulted in increased severity of industry losses in recent years, and NLASCO expects that these factors will increase the severity of losses in the future. Factors that may influence NLASCO's exposure to losses from these types of events, in addition to the routine adjustment of losses, include, among others:

- exhaustion of reinsurance coverage;
- increases in reinsurance rates;
- unanticipated litigation expenses;
- unrecoverability of ceded losses;
- impact on independent agent operations and future premium income in areas affected by catastrophic events;
- unanticipated expansion of policy coverage or reduction of premium due to regulatory, legislative and/or judicial action following a catastrophic event; and
- unanticipated demand surge related to other recent catastrophic events.

NLASCO's insurance subsidiaries write insurance primarily in the States of Texas, Arizona, Tennessee, Oklahoma, Georgia and Louisiana. In 2011, Texas accounted for 72.0%, Arizona accounted for 8.0%, Oklahoma accounted for 7.0%, Tennessee accounted for 6.1%, Georgia accounted for 2.8%, Louisiana accounted for 1.9% and the other states we do business in accounted for the other 2.2% of our premiums. As a result, a single catastrophe, destructive weather pattern, wildfire, terrorist attack, regulatory development or other condition or general economic trend affecting these regions or significant portions of these regions could adversely affect NLASCO's financial condition and results of operations more significantly than other insurance companies that conduct business across a broader geographic area. Although NLASCO purchases catastrophe reinsurance to limit its exposure to these types of catastrophes, in the event of one or more major catastrophes resulting in losses to it in excess of $170.0 million, NLASCO's losses would exceed the limits of its reinsurance coverage.

NLASCO is exposed to claims related to severe weather and the occurrence of severe weather may result in an increase in claims frequency and exposure amount that could materially adversely affect its financial condition.

NLASCO is subject to claims arising out of severe weather, such as hurricanes, tornados, rainstorms, snowstorms, hailstorms, windstorms and ice storms, which may have a significant effect on its financial condition and results of operations. The majority of its business is written in Texas, Arizona, Tennessee and Oklahoma, and Texas experienced two major hurricanes in 2008. The incidence and severity of weather conditions are inherently unpredictable. Some forecasters predict that the world is currently in a cycle of increased frequency of, and more severe, hurricanes and destructive weather patterns.

Generally, NLASCO's insured risks exhibit higher losses in the second and third calendar quarters due to a seasonal concentration of weather-related events in its primary geographic markets. Although weather-related losses (including hail, high winds, tornadoes and hurricanes) can occur in any calendar quarter, the second calendar quarter, historically, has experienced the highest frequency of losses associated with these events. For the last five years, the contribution of weather-related catastrophes to the second quarter loss ratio was on average approximately 25 percentage points greater than the average contribution of such catastrophes in the other three quarters. Hurricanes, however, are more likely to occur in the third calendar quarter of the year.

NLASCO experienced redundancy of $7.0 million (including loss adjustment expenses) in gross catastrophic related losses for the year ended December 31, 2011. During 2011, NLASCO's net catastrophic loss experience was $0.1 million after reinsurance and decreases in net premiums earned due to reinsurance reinstatement premiums. NLASCO incurred $33.4 million (including loss adjustment expenses) in gross catastrophic related losses for the year ended December 31, 2010. During 2010, NLASCO's net catastrophic loss experience was $3.5 million after reinsurance and decreases in net premiums earned due to reinsurance reinstatement premiums. A substantial portion of the expense in 2010 relates to claims being paid or reserved on hail and windstorms occurring in Oklahoma and Arizona, respectively.

Due to the inherent inability to accurately predict the severity and frequency of catastrophic losses, higher than expected catastrophic losses could materially adversely affect NLASCO's financial condition.

NLASCO utilizes catastrophe modeling to assess its probable maximum insurance losses from hurricane and other wind/hail perils and to structure its catastrophe reinsurance program to minimize its exposure to high severity/high frequency types of losses. Hurricanes Ike, Katrina and Rita highlighted the challenges inherent in predicting the impact of catastrophic events. The catastrophe models, generally, failed to adequately project the financial impact of Hurricanes Ike, Katrina and Rita. This experience highlights the limitations inherent in the use of modeling as a means of risk assessment/abatement. If the exposure amount and frequency of catastrophe losses are higher than predicted under NLASCO's modeling, NLASCO's financial condition may be materially adversely affected.

NLASCO's investment performance has suffered, and may further suffer, as a result of adverse capital market developments and other factors, which affect its financial results.

NLASCO invests the premiums it receives from policyholders until they are needed to pay policyholder claims or other expenses. At December 31, 2011, NLASCO's invested assets consisted of $152.1 million in fixed maturity securities and $8.9 million in equity securities. During the year ended December 31, 2011, NLASCO had $6.3 million of net investment income, representing 4.3% of NLASCO's total revenues. Although NLASCO's investment policies stress diversification of risks, conservation of principal and liquidity, its investments are subject to a variety of investment risks, including those relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. In particular, the volatility of NLASCO's claims may force it to liquidate securities, which may cause it to incur capital losses. If NLASCO's investment portfolio is not appropriately matched with its insurance liabilities, it may be forced to liquidate investments prior to maturity at a significant loss to cover these liabilities. Investment losses could significantly decrease its asset base and statutory surplus, thereby adversely affecting its ability to conduct business and potentially its A.M. Best financial strength rating. Further, developments in the world's financial and capital markets have adversely impacted the performance of NLASCO's investments. Additionally, inflation could increase beyond investment income.

The capital and credit markets have been experiencing volatility and disruption for more than three years. This volatility and disruption has reached unprecedented levels, resulting in dramatic declines in prices. This downward pressure has negatively affected the performance of NLASCO's investments, which has resulted in the write down of several of those investments in 2010 and 2009. These write-downs, when determined to be other-than-temporary, reduce NLASCO's earnings for that period. If current levels of market disruption and volatility continue or worsen, there can be no assurances that we will not experience additional losses on our investments and reductions in our earnings.

NLASCO's investment results may be adversely affected by interest rate changes.

NLASCO's operating results are affected, in part, by the performance of its investment portfolio. NLASCO's investment portfolio contains instruments, such as bonds, that may be adversely affected by increases in interest rates. Because bond trading prices decrease as interest rates rise, a significant increase in interest rates could have a material adverse effect on NLASCO's financial condition and results of operations. On the other hand, decreases in interest rates could have an adverse effect on NLASCO's investment income and results of operations. For example, if interest rates decline, investment of new premiums received and funds reinvested will earn less. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond NLASCO's control.

With respect to fixed-income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose NLASCO to prepayment risks on these investments. When interest rates fall, mortgage-backed securities typically are prepaid more quickly and the holder must reinvest the proceeds at lower interest rates. NLASCO's mortgage-backed securities currently consist of securities with features that reduce the risk of prepayment, but NLASCO can make no assurances that it will invest in other mortgage-backed securities that contain this protection. In periods of increasing interest rates, mortgage-backed securities typically are prepaid more slowly, which may require NLASCO to receive interest payments that are below the then prevailing interest rates for longer time periods than expected.

If NLASCO cannot price its business accurately, its profitability and the profitability of its insurance companies could be materially adversely affected.

NLASCO's results of operations and financial condition depend on its ability to underwrite and set premium rates accurately for a wide variety of risks. Adequate rates are necessary to generate premiums sufficient to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. To price its products accurately, NLASCO must:

- collect and properly analyze a substantial amount of data;
- develop, test and apply appropriate pricing techniques;
- closely monitor and recognize changes in trends in a timely manner; and
- project both severity and frequency of losses with reasonable accuracy.

NLASCO's ability to undertake these efforts successfully, and price its products accurately, is subject to a number of risks and uncertainties, some of which are outside its control, including:

- the availability of sufficient reliable data and NLASCO's ability to properly analyze available data;
- changes in applicable legal liability standards and in the civil litigation system generally;
- NLASCO's selection and application of appropriate pricing techniques;
- NLASCO's ability to obtain regulatory approval, where necessary;
- the uncertainties that inherently characterize estimates and assumptions; and
- NLASCO's ability to obtain adequate premium rates to offset higher reinsurance costs.

Consequently, NLASCO could under-price risks, which would adversely affect its profit margins, or it could overprice risks, which could reduce its competitiveness and sales volume. In either case, its profitability and the profitability of its insurance companies could be materially adversely affected.

If NLASCO's actual losses and loss adjustment expenses exceed its loss and expense estimates, its financial condition and results of operations could be materially adversely affected.

NLASCO's financial condition and results of operations depend upon its ability to assess accurately the potential losses associated with the risks that it insures. NLASCO establishes reserve liabilities to cover the payment of all losses and loss adjustment expenses incurred under the policies that it writes. These liability estimates include case estimates, which are established for specific claims that have been reported to NLASCO, and liabilities for claims that have been incurred but not reported, or IBNR. Loss adjustment expenses represent expenses incurred to investigate and settle claims. To the extent that losses and loss adjustment expenses exceed estimates, NLIC and ASIC will be required to increase their reserve liabilities and reduce their income before income taxes in the period in which the deficiency is identified. In addition, increasing reserves causes a reduction in policyholders' surplus and could cause a downgrade in the ratings of NLIC and ASIC. This, in turn, could diminish its ability to sell insurance policies.

The liability estimation process for NLASCO's casualty insurance coverage possesses characteristics that make case and IBNR reserving inherently less susceptible to accurate actuarial estimation than is the case with property coverages. Unlike property losses, casualty losses are claims made by third-parties of which the policyholder may not be aware and, therefore, may be reported a significant time after the occurrence, including sometimes years later. As casualty claims most often involve claims of bodily injury, assessment of the proper case estimates is a far more subjective process than claims involving property damage. In addition, in determining the case estimate for a casualty claim, information develops slowly over the life of the claim and can subject the case estimation to substantial modification well after the claim was first reported. Numerous factors impact the casualty case reserving process, such as venue, the amount of monetary damage, legislative activity, the permanence of the injury and the age of the claimant.

The effects of inflation could cause the severity of claims from catastrophes or other events to rise in the future. Increases in the values and geographic concentrations of policyholder property and the effects of inflation have resulted in increased severity of industry losses in recent years, and NLASCO expects that these factors will increase the severity of losses in the future. As NLASCO observed in 2008, the severity of some catastrophic weather events, including the scope and extent of damage and the inability to gain access to damaged properties, and the ensuing shortages of labor and materials and resulting demand surge, provide additional challenges to estimating ultimate losses. NLASCO's liabilities for losses and loss adjustment expenses include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above liabilities established for these costs, NLASCO expects to be required to increase its liabilities, together with a corresponding reduction in its net income in the period in which the deficiency is identified.

Estimating an appropriate level of liabilities for losses and loss adjustment expense is an inherently uncertain process. Accordingly, actual loss and loss adjustment expenses paid will likely deviate, perhaps substantially, from the liability estimates reflected in NLASCO's consolidated financial statements. Claims could exceed NLASCO's estimate for liabilities for losses and loss adjustment expenses, which could have a material adverse effect on its financial condition and results of operations.

If NLASCO cannot obtain adequate reinsurance protection for the risks it underwrites, NLASCO may be exposed to greater losses from these risks or may reduce the amount of business it underwrites, which may materially adversely affect its financial condition and results of operations.

NLASCO uses reinsurance to protect itself from certain risks and to share certain risks it underwrites. During 2011 and 2010, NLASCO's personal lines ceded 12.0% and 16.3%, respectively, of its direct premiums written (primarily through excess of loss, quota share and catastrophe reinsurance treaties) and its commercial lines ceded 4.9% and 7.3%, respectively, of its direct premiums written (primarily through excess of loss and catastrophe reinsurance treaties). The total cost of reinsurance, inclusive of per risk excess and catastrophe, decreased 26.6% in the year ended December 31, 2011, which is primarily attributable to lower reinstatement premiums in 2011 of $2.4 million. Reinsurance cost will likely materially increase, in part due to the frequency and severity of hurricanes and the lack of capacity in the reinsurance market.

From time to time, market conditions have limited, and in some cases have prevented, insurers from obtaining the types and amounts of reinsurance that they have considered adequate for their business needs. Accordingly, NLASCO may not be able to obtain desired amounts of reinsurance. Even if NLASCO is able to obtain adequate reinsurance, it may not be able to obtain it from entities with satisfactory creditworthiness or negotiate terms that it deems appropriate or acceptable. Although the cost of reinsurance is, in some cases, reflected in NLASCO's premium rates, NLASCO may have guaranteed certain premium rates to its policyholders. Under these circumstances, if the cost of reinsurance were to increase with respect to policies for which NLASCO guaranteed the rates, NLASCO would be adversely affected. In addition, if NLASCO cannot obtain adequate reinsurance protection for the risks it underwrites, it may be exposed to greater losses from these risks or it may be forced to reduce the amount of business that it underwrites for such risks, which will reduce NLASCO's revenue and may have a material adverse effect on its results of operations and financial condition.

NLASCO could face unanticipated losses from war, terrorism and political unrest, and these or other unanticipated losses could have a material adverse effect on NLASCO's financial condition and results of operations.

NLASCO has exposure to unexpected losses resulting from future man-made catastrophic events, such as acts of terrorism and political instability. These risks are inherently unpredictable. It is difficult to predict the timing of such events with statistical certainty or to estimate the amount of loss that any given occurrence will generate. In certain instances, NLASCO specifically insures risks resulting from acts of terrorism. Even in cases where NLASCO attempts to exclude losses from terrorism and certain other similar risks from some coverage it writes, NLASCO may be prohibited from, or may not be successful in, doing so. Irrespective of the clarity and inclusiveness of policy language, a court or arbitration panel may limit the enforceability of policy language or otherwise issue a ruling adverse to NLASCO. Accordingly, while NLASCO believes that its reinsurance programs, together with the coverage provided under the Terrorism Risk Insurance Act of 2002, the

Terrorism Risk Insurance Extension Act of 2005 and the Terrorism Risk Insurance Program Reauthorization Act of 2007, or, collectively, the Terrorism Act, are sufficient to reasonably limit its net losses relating to potential future terrorist attacks, its reserves may not be adequate to cover losses when they materialize. Under the Terrorism Act, after an act of terrorism is certified by the Secretary of the Treasury, NLASCO may be entitled to be reimbursed by the Federal government for a percentage of subject losses, after an insurer deductible and subject to an annual cap. The Terrorism Act covers an insurance company's operations for up to 85% of its losses, subject to certain mandatory deductibles. The deductible is calculated by applying the deductible percentage to the insurer's direct earned premiums for covered lines from the calendar year immediately prior to the applicable year. Although the Terrorism Act provides benefits in the event of certain acts of terrorism for losses in 2005 through 2014, the Terrorism Act may not be extended beyond 2014 or its benefits may be reduced. It is not possible to completely eliminate NLASCO's exposure to unforecasted or unpredictable events, and to the extent that losses from such risks occur, NLASCO's financial condition and results of operations could be materially adversely affected.

If NLASCO's reinsurers do not pay losses in a timely fashion, or at all, NLASCO may incur substantial losses that could materially adversely affect its financial condition and results of operations.

At December 31, 2011, NLASCO had $25.9 million in reinsurance recoverables, including ceded paid loss recoverables, ceded losses and loss adjustment expense recoverables and ceded unearned premiums. NLASCO expects to continue to purchase substantial reinsurance coverage in the foreseeable future. Since NLASCO remains primarily liable to its policyholders for the payment of their claims, regardless of the reinsurance it has purchased relating to those claims, in the event that one of its reinsurers becomes insolvent or otherwise refuses to reimburse NLASCO for losses paid, or delays in reimbursing NLASCO for losses paid, its liability for these claims could materially and adversely affect its financial condition and results of operations. As an example, if one of NLASCO's catastrophe reinsurers experienced financial difficulties following one of the major hurricanes in 2005 and had been unable to meet its obligations to NLASCO, NLASCO could have experienced difficulty in meeting its obligations to its policyholders.

NLASCO relies on independent insurance agents to distribute its products, and if the agents do not promote NLASCO's products successfully, NLASCO's results of operations and financial condition could be adversely affected.

NLASCO's business depends, in large part, on the efforts of independent insurance agents to market its insurance products and on its ability to offer insurance products and services that meet the requirements of their customers. While NLASCO strives to offer products that its agents require, NLASCO competes for business with other carriers based on the scope of coverage provided in its products, services, commissions and rates. NLASCO's competitors may offer coverage that is more attractive to particular customers than it offers for a specific product, may price their insurance products more aggressively, may offer higher agent commissions and may devote additional resources to improve their services. Accordingly, NLASCO's agents may find it easier to promote the programs of NLASCO's competitors rather than NLASCO's. If NLASCO's agents fail to, or choose not to, market NLASCO's insurance products successfully, NLASCO's growth may be limited and its financial condition and results of operations may be adversely affected. Additionally, rather than utilizing an independent agent to buy their insurance, consumers may elect to deal with direct-writers or mass marketers that utilize the Internet to advertise and/or underwrite their business. Industry developments that centralize and commoditize insurance products could be detrimental to NLASCO's agency distribution model of doing business.

Because NLASCO relies on managing general agents to underwrite some of its products and to administer claims, such managing general agents could expose NLASCO to liability or allocate business away from NLASCO, which could cause NLASCO's financial condition and results of operations to be adversely affected.

NLASCO has developed programs with managing general agents, or MGAs, whereby the MGA will, within the guidelines established by NLASCO, underwrite insurance policies on NLASCO's insurance subsidiaries' behalf with oversight by NLASCO. A MGA is a person, firm or corporation that has supervisory responsibility for the local agency and field operations of an insurer in the state where it is organized or that is authorized by an insurer to accept or process, on the insurer's behalf, insurance policies produced and sold by other agents. While NLASCO exercises care in the selection of its MGA relationships and regularly audits the performance of its MGAs, NLASCO is at risk for their conduct as a result of the authority it has delegated to them. If one of NLASCO's MGAs binds NLASCO's insurance subsidiaries to policies that expose it to unexpected losses or fails to appropriately report claims, NLASCO's financial condition and results of operations could be adversely affected. For example, if a terminated MGA fails to continue to appropriately report claims during the runoff period, then liabilities for losses and loss adjustment expenses could be deficient, which would impact NLASCO's results of operations in future periods. Furthermore, subject to contractual limitations, MGAs have the ability to change carriers or increase or decrease the allocation to a particular carrier. A MGA might choose to change carriers or allocations for many reasons, such as pricing, service, conditions in the reinsurance market or a change in ownership of an MGA.

A decline in NLIC's or ASIC's financial strength ratings by A.M. Best could cause either of their sales or earnings, or both, to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. A.M. Best maintains a letter scale rating system ranging from "A++ (Superior)" to "F (In Liquidation)" to rate the financial strength of insurance enterprises. NLIC and ASIC have been rated "A (Excellent)" by A.M. Best, which is the third highest of sixteen rating levels.

Each of NLIC's and ASIC's financial strength rating is subject to periodic review by, and may remain the same, be revised downward or upward or be revoked at the sole discretion of, A.M. Best. A decline in either NLIC's or ASIC's rating or an announced negative outlook on the rating can cause concern about their viability among agents, brokers and policyholders, resulting in a movement of business away from NLASCO and its insurance company subsidiaries to more highly-rated carriers. In addition, the errors and omissions insurance coverage of many of NLASCO's independent agents does not provide coverage if the covered agents sell policies from insurers with an A.M. Best financial strength rating of "B+ (Very Good)" or below. As a result, the loss of NLIC's or ASIC's A.M. Best financial strength rating, or a reduction to "B+ (Very Good)" or worse, may adversely impact NLASCO's ability to retain or expand its policyholder base. Periodically, A.M. Best changes its rating methodology and practices. Any change to the methodologies and practices could result in a reduction of NLIC's or ASIC's A.M. Best rating.

The failure of any of the loss limitation methods NLASCO employs could have a material adverse effect on its financial condition and results of operations.

At the present time, NLASCO employs a variety of endorsements to its policies that limit its exposure to known risks, such as exclusions for mold losses and water damage. NLASCO's policies also are not designed to provide coverage for claims related to exposure to potentially harmful products or substances, including, among others, lead paint and silica. NLASCO's homeowners' policies, other than policies specifically written for flood coverage, specifically exclude coverage for losses caused by flood, but generally provide coverage for damage caused by wind. In addition, NLASCO's policies contain conditions requiring the prompt reporting of claims and its right to decline coverage due to late claim reporting. NLASCO's policies also include limitations restricting the period during which a policyholder may bring a breach of contract or other claim against it, which in many cases is shorter than the applicable statutory limitations for such claims. It is possible that a court or regulatory authority could nullify or void, or legislation could be enacted modifying or barring, the use of endorsements and limitations in a way that would adversely affect NLASCO's loss experience, which could have a material adverse effect on its financial condition and results of operations.

The effects of emerging claim and coverage issues on NLASCO's business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect NLASCO's business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until long after NLASCO has issued insurance policies that are affected by the changes. As a result, the full extent of liability under NLASCO's insurance policies may not be known until after a contract is issued. Changes in other legal theories of liability under NLASCO's insurance policies or the failure of any loss limitation it applies also could adversely impact NLASCO's financial condition and results of operations.

Because NLASCO's main source of premiums written is in Texas, unfavorable changes in the economic or regulatory environment in that state may have a material adverse effect on its financial condition and results of operations.

Texas accounted for approximately 72.0% and 73.2% of NLASCO's direct premiums written in 2011 and 2010, respectively. The Texas legislature, frequently reviews insurance regulation, which will likely result in changes to those regulations. The loss of a significant amount of NLASCO's premiums written in Texas, whether due to an economic downturn, competitive changes, regulatory or legislative developments or other reasons, could have a material adverse effect on its financial condition and results of operations.

If NLASCO is unsuccessful in competing against other competitors in the insurance industry, its financial condition and results of operations could be adversely affected.

The insurance industry is highly competitive and has, historically, been characterized by periods of significant price competition, alternating with periods of greater pricing discipline during which competitors focus on other factors. In the current market environment, competition in NLASCO's industry is based primarily on the following:

- products offered;
- service;
- experience;
- the strength of agent and policyholder relationships;
- reputation;
- speed and accuracy of claims payment;
- perceived financial strength;
- ratings;
- scope of business;
- commissions paid; and
- policy and contract terms and conditions.

NLASCO competes with many other insurers, including large national companies who have greater financial, marketing and management resources than NLASCO. Many of these competitors also have better ratings and market recognition than NLASCO. NLASCO seeks to distinguish itself from its competitors by providing a broad product line and targeting those market segments that provide the best opportunity to earn an underwriting profit.

NLASCO also faces competition from entities that self-insure, primarily in the commercial insurance market. From time to time, established and potential customers may examine the benefits and risks of self-insurance and other alternatives to traditional insurance.

In addition, a number of new, proposed or potential industry developments also could increase competition in NLASCO's industry. These developments include, but are not necessarily limited to, changes in practices and other effects caused by the Internet (including direct marketing campaigns by NLASCO's competitors in established and new geographic markets), which have led to greater competition in the insurance business and increased expectations for customer service. These developments could prevent NLASCO from expanding its book of business.

NLASCO also faces competition from new entrants into the insurance market. New entrants do not have historic claims or losses to address and, therefore, may be able to price policies on a basis that is not favorable to NLASCO. New competition could reduce the demand for NLASCO's insurance products, which could have a material adverse effect on its financial condition and results of operations.

The debt agreements of NLASCO and its controlled affiliates contain financial covenants and impose restrictions on its business.

The indenture governing NLASCO's LIBOR plus 3.40% notes due 2035 contains restrictions on its ability to, among other things, declare and pay dividends and merge or consolidate. In addition, this indenture contains a change of control provision, which provides that (i) if a person or group becomes the beneficial owner, directly or indirectly, of 50% or more of NLASCO's equity securities and (ii) if NLASCO's ratings are downgraded by a nationally recognized statistical rating organization (as defined in the Securities Exchange Act of 1934), then each holder of the notes governed by such indenture has the right to require that NLASCO purchase such holder's notes, in whole or in part, at a price equal to 100% of the then outstanding principal amount.

The surplus indentures governing NLIC's LIBOR plus 4.10% notes due 2033 and ASIC's LIBOR plus 4.05% notes due 2034 contain restrictions on dividends and mergers and consolidations. In addition, NLASCO has other credit arrangements with its affiliates and other third-parties.

NLASCO's ability to comply with these covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of these restrictions could result in a default under the loan agreements or indentures governing the notes or under its other debt agreements. An event of default under its debt agreements would permit some of its lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If NLASCO were unable to repay debt to its secured lenders, these lenders could proceed against the collateral securing that debt. In addition, acceleration of its other indebtedness may cause NLASCO to be unable to make interest payments on the notes.

Other agreements that NLASCO or its insurance company subsidiaries may enter into in the future may contain covenants imposing significant restrictions on their respective businesses that are similar to, or in addition to, the covenants under their respective existing agreements. These restrictions may affect NLASCO's ability to operate its business and may limit its ability to take advantage of potential business opportunities as they arise.

The regulatory system under which NLIC and ASIC operate, and potential changes to that system, could have a material adverse effect on their respective business activities.

NLIC and ASIC are subject to comprehensive regulation and supervision in those states in which they are domiciled and write insurance policies. Though NLIC and ASIC currently write most of their policies in Texas, Arizona, Tennessee, Oklahoma, Georgia and Louisiana, as of December 31, 2011, NLIC is licensed in 24 states and ASIC is licensed in 37 states. Laws and regulations pertaining to NLIC and ASIC are generally administered by state insurance departments and relate to, among other things:

- standards of solvency, including risk-based capital measurements;
- restrictions on the nature, quality and concentration of investments;
- required methods of accounting;
- rate and policy form regulation and other market conduct; and
- potential assessments for the provision of funds necessary for covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

These state insurance departments also conduct periodic examinations of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. Current or future regulatory requirements may adversely affect or inhibit each of the insurance company's ability to achieve some or all of its business objectives.

NLIC and ASIC may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in states where they are currently licensed or in new states they intend to enter, or they may be able to do so only at a significant cost. In addition, they may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies, which could result in restrictions on their operating flexibility and could subject them to fines and other sanctions that may have a material adverse effect on their business.

Significant changes in the political and regulatory climate could result in changes in applicable laws and regulations and could make it more expensive or less profitable to manage our business. In recent years, the United States insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered, or enacted, laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the National Association of Insurance Commissioners, or NAIC, and state insurance regulators regularly reexamine existing laws and regulations and develop new laws. Changes in laws and regulations, or their interpretation, could have a material adverse effect on the insurance companies' financial condition and results of operations.

The activities of the insurance companies' MGAs are subject to licensing requirements and regulation under the laws of the states in which they operate. The insurance companies' MGAs' businesses depend on the validity of, and continued good standing under, the licenses and approvals pursuant to which they operate, as well as compliance with pertinent laws and regulations.

Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, these authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals for various reasons, including the violation of law and conviction of crimes. Other sanctions may include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to policyholders and fines. Although NLASCO and its insurance subsidiaries endeavor to follow practices based on good faith interpretations of laws and regulations, or those generally followed by the industry, these practices may prove to be different from those that the regulatory authorities require.

If the states in which NLIC and ASIC write insurance increase the assessments that insurance companies are required to pay, NLASCO's and their financial condition and results of operations will suffer.

NLIC and ASIC are subject to a variety of taxes, fines, levies, license fees, tariffs and other assessments that may, from time to time, be material. These assessments are made by the states in which NLIC and ASIC operate and include participation in residual market or involuntary risk plans in various states that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Due to this participation, NLIC and ASIC may be exposed to material losses. They also are subject to assessments in the states in which they write insurance for various purposes, including the provision of funds necessary to fund the operations of various insurance guaranty associations, which pay covered claims under certain policies issued by impaired, insolvent or failed insurance companies. These assessments are generally set based on an insurer's percentage of the total premiums written in the relevant state within a particular line of business for the relevant time period. For the years ended December 31, 2011, 2010 and 2009, NLASCO paid no assessments. If NLIC's and ASIC's total premiums written grow, NLASCO's share of any assessments may increase, as well. NLASCO, however, cannot predict with certainty the amount of future assessments, because these assessments depend on factors outside NLASCO's control, such as the insolvencies of other insurance companies, the market shares of other insurance companies writing in a particular state and the degree to which other companies write in coastal areas.

NLASCO is subject to assessments from the Georgia Underwriting Association, Louisiana Citizens Property Insurance Corporation, or LCPIC, Mississippi Windstorm Underwriting Association, or MWUA, the Texas FAIR Plan Association and the Texas Windstorm Insurance Association, or TWIA.

LCPIC, MWUA and TWIA have estimated plan losses from the hurricanes that struck Louisiana and Texas in the third quarter of 2005 and 2008, and are thereby able to levy regular and emergency assessments to participating companies and policyholders, respectively. NLASCO does not expect that these assessments will have a net financial statement impact, as all these assessments are recoverable (subject to treaty limits) under its reinsurance treaties. Further, NLASCO may be able to recoup a regular assessment through a surcharge to policyholders. These recoupments will be refunded to reinsurers as the related premiums are written and collected. NLASCO is required to collect emergency assessments directly from residential property policyholders and remit them to LCPIC as they are collected.

NLASCO continues to monitor developments with respect to various state facilities, such as the Georgia Underwriting Association, LCPIC, MWUA, the Texas FAIR Plan Association and the TWIA. The ultimate impact of Hurricanes Katrina, Rita, Dolly and Ike on these facilities is currently uncertain, but could result in the facilities recognizing a financial deficit different than the level currently estimated. They may, in turn, have the ability to assess participating insurers when financial deficits occur. NLASCO will not, however, incur any net expense or loss from any of these assessments due to reinsurance recoveries.

NLASCO may be subject to high retaliatory taxes in several states as a result of its multistate operations, which could have a material adverse impact on its financial condition and results of operations.

Nearly all states impose a retaliatory tax on insurers operating in their state that are domiciled in another state. Retaliatory taxes are based on the principle that if the aggregate taxes, fees and obligations imposed by an insurer's domiciliary state are greater than the aggregate taxes, fees and obligations imposed by the taxing state, then the difference is payable to the taxing state as a retaliatory tax. For example, the State of Texas imposes various premium-based taxes that, in the aggregate, total approximately 2.0% of gross written premiums in Texas. The State of Illinois imposes various premium-based taxes that, in the aggregate, total approximately 0.5% of gross written premiums in Illinois. The Illinois retaliatory tax provisions would require a Texas-domiciled insurer operating in Illinois to pay the 0.5% aggregate Illinois taxes plus a 1.5% incremental amount, which represents the difference between the Texas effective rate and the Illinois effective rate. Thus, a Texas-domiciled insurer would pay a 2.0% effective tax in Illinois, while an Illinois-domiciled insurer would only pay a 0.5% effective tax. Insurance companies with multistate operations, like NLASCO, may find themselves subject to high retaliatory taxes in several states, which could have a material adverse impact on NLASCO's financial condition and results of operations.

NLASCO's ability to meet ongoing cash requirements and pay dividends may be limited by its holding company structure and regulatory constraints.

NLASCO operates as a holding company. Dividends and other permitted payments from its operating subsidiaries are expected to be its primary source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to Hilltop. NLIC and ASIC are subject to significant regulatory restrictions and limitations under debt agreements limiting their ability to declare and pay dividends, which could, in turn, limit NLASCO's ability to meet its ongoing cash requirements, including any future debt service payments and other expenses, or to pay dividends.

Current legal and regulatory activities, investigations, litigation proceedings or other activities relating to the insurance industry could affect NLASCO's business, financial condition and results of operations.

The insurance industry has experienced share price volatility as a result of litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. NLASCO is unable to predict the potential effects, if any, that these investigations may have upon the insurance markets and industry business practices in general or what, if any, changes may be made to laws and regulations regarding the industry and financial reporting. Any of the foregoing could materially and adversely affect its business, financial condition and results of operations.

NLIC and ASIC are subject to periodic financial and market conduct examinations by state insurance departments. If these examinations identify significant findings or recommend significant changes to its operations, either insurance company could lose its licenses or its financial condition and results of operations could be affected.

The insurance departments in every state in which NLASCO's insurance companies do business may conduct on-site visits and examinations at any time and generally for any purpose, including the review of NLASCO's insurance companies' financial condition, market conduct and relationships and transactions with affiliates. In addition, the Texas Department of Insurance will conduct comprehensive examinations of NLASCO's insurance companies every three to five years. The Texas Department of Insurance completed their last examinations of NLIC and ASIC through December 31, 2006 in examination reports dated June 13, 2008 and June 1, 2008, respectively, which contained no information of any significant compliance issues. In 2010, ASIC and NLIC were notified by the Texas Department of Insurance that a statutory examination had been scheduled to be performed during the calendar years 2011/2012. The examinations are as of December 31, 2010, and cover the period since the last examination, which was as of December 31, 2006. We have received drafts of the examination reports and there is no indication of any significant changes to our financial statements as a result of the examinations by the domiciliary state.

While there were no material adverse findings or recommended changes to NLASCO's or its insurance company subsidiaries' operations identified in the last completed or draft report of financial examinations conducted by the departments of insurance, there can be no assurance that there will not be adverse findings or recommended changes identified by other state insurance departments in future examinations. In addition, significant adverse findings could lead to a revocation of NLASCO's or its insurance company subsidiaries' licenses. Any adverse findings or recommended changes resulting from such financial examinations, or from any future examinations, could have a material adverse effect on NLASCO's or its insurance company subsidiaries' financial condition and results of operations.

Departure of key personnel would deprive us of the institutional knowledge, expertise and leadership they provide.

Operating an insurance company is complex. The insurance industry is highly competitive and has historically been characterized by periods of significant price competition, alternating with periods of greater pricing discipline during which competitors focus on other factors. In addition, insurance companies are subject to comprehensive regulation and supervision in those states in which they write insurance policies and in which they are domiciled. Significant changes in the political and regulatory climate could result in changes in these laws and regulations and could make it more expensive or less profitable for us to manage an insurance company. The loss of key personnel may result in us encountering difficulties in operating an insurance company and complying with regulatory requirements applicable to insurance companies.

NLASCO is in the process of implementing a new information technology system that could cause substantial business interruption.

We are in the process of designing and implementing a new information technology system and are investing significant financial and personnel resources into this project. There is no assurance, however, that the design will meet our current and future business needs or that it will operate as designed. We are heavily dependent on computer systems, and any significant failure or delay in the system implementation, if encountered, would cause a substantial interruption to our business and additional expense that could result in an adverse impact on our operating results, cash flows and financial condition.

Failures in NLASCO's current electronic underwriting system could adversely affect its financial condition and results of operations.

NLASCO's Internet-based Policy Agency Claim System, or PACS, was primarily developed in-house. PACS is fully integrated and is able to process quotes, policy issuance, billings, payments and claims. The system is designed for ease of use by agents and employees. PACS has been an integral part of NLASCO's success. Almost all applications are submitted online. Problems or errors of which NLASCO is not currently aware may have occurred in connection with the installation, upgrading or maintenance of this system or any of its other systems or may result from a major physical disaster or other calamity that causes damage to NLASCO's systems generally. A loss of PACS or any of NLASCO's other systems for a sustained period of time could have an adverse impact on its financial condition and results of operations.

Failure to develop an adequate knowledge transfer or a succession plan for NLASCO's information technology personnel could adversely affect its financial condition and results of operations.

The success of PACS and NLASCO's new and other systems depend heavily on the incumbent information technology team that developed or implemented the system. A loss of key members of this team without adequate knowledge transfer or a succession plan could disrupt NLASCO's operations and adversely affect its results of operations.

Security breaches, cyber attacks or fraudulent activity could result in damage to the Company's operations or lead to reputational damage.

A security breach or cyber attack of the Company's computer systems could interrupt or damage the Company's operations or harm its reputation. Despite the implementation of security measures, the Company's systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

If the Company were to experience a security breach or cyber attack, it could be required to incur substantial costs and liabilities, including, among other things, the following:

- expenses to rectify the consequences of the security breach or cyber attack;
- liability for stolen assets or information;
- costs of repairing damage to the Company's systems;
- lost revenue and income resulting from any system downtime caused by such breach or attack;
- increased costs of cyber security protection;
- costs of incentives the Company may be required to offer to its policyholders to retain their business, and
- damage to the Company's reputation causing policyholders, acquisition targets and investors to lose confidence in the Company.

In addition, any compromise of security or a cyber attack could deter consumers from entering into transactions that involve transmitting confidential information to the Company's systems. Further, if confidential policyholder information or information belonging to persons other than the Company is misappropriated from the Company's computer systems, the Company could be sued by those who assert the Company did not take adequate precautions to safeguard its systems and confidential data, which could subject the Company to liability and result in significant legal fees and expenses of defending these claims. As a result, any compromise of security of the Company's computer systems or cyber attack could have a material adverse effect on the Company's business, prospects, results of operations and financial condition.

Claims by third-parties that NLASCO infringes their proprietary technology could adversely affect NLASCO's financial condition and results of operations.

If NLASCO discovers that any of its products, or technology that it licenses from third-parties, violates third-party proprietary rights, NLASCO may not be able to reengineer its products or obtain a license on commercially reasonable terms to continue using the products or technology without substantial reengineering, or to otherwise modify programs. In addition, product and technology development is inherently uncertain in a rapidly evolving technology environment in which there may be numerous patent applications pending for similar technologies, many of which are confidential when filed. In addition, much of the software used by NLASCO may be used subject to a licensing agreement, and NLASCO's failure to comply with the terms for usage under any such licensing agreement could subject it to claims that could adversely impact its business. Although NLASCO sometimes may be indemnified by third-parties against claims that licensed third-party technology infringes proprietary rights of others, this indemnity may be limited, unavailable or, where the third party lacks sufficient assets or insurance, ineffective. NLASCO currently does not have liability insurance to protect against the risk that its technology or future licensed third-party technology infringes the proprietary rights of others. Any claim of infringement, even if invalid, could cause NLASCO to incur substantial costs defending against the claim and could distract its management from the business. Furthermore, a party making such a claim could secure a judgment that requires NLASCO to pay substantial damages. A judgment also could include an injunction or other court order that could prevent NLASCO from using the products and technologies. Any of these events could have a material adverse effect on NLASCO's business, operating results and financial condition.

Acquisitions could result in operating difficulties and other harmful consequences.

From time to time, NLASCO may engage in discussions regarding potential acquisitions, including potential acquisitions that could be material to its financial condition and results of operations. NLASCO may acquire whole businesses or books of business that fit its underwriting competencies from insurance companies, MGAs and other agents. In addition, NLASCO may expand its business, product offerings and policyholder base by acquiring businesses in areas in which NLASCO has limited operating experience. The process of integrating an acquired company or book of business may create unforeseen operating difficulties and expenditures. In particular:

- NLASCO has achieved its prior success by applying a disciplined approach to underwriting and pricing in select markets that are not well served by its competitors. NLASCO may not be able to successfully implement its underwriting, claims management, pricing and product strategies in companies or books of business it acquires;
- NLASCO may not be able to retain the agents associated with acquired businesses and, as a result, may fail to realize the anticipated potential benefits of the acquisition;
- NLASCO could be required to implement or remediate controls, procedures and policies for an acquired privately-held company that prior to acquisition may not have been required;
- An acquisition could present cultural challenges associated with integrating employees from the acquired company into the organization, which could result in a loss of employees from the businesses NLASCO acquires and other adverse consequences;
- NLASCO's management may have to divert its time and energy from operating the business to integration challenges;
- NLASCO could have no prior experience operating the type of business that it acquires, which could create difficulties and result in NLASCO failing to realize many of the anticipated potential benefits of the acquisition; and
- An acquisition could dilute NLASCO's book value per share or after-tax return on average equity.

The anticipated benefits of any acquisition may not materialize. Future acquisitions could result in the incurrence of debt or an assumption of inadequate liabilities for losses and loss adjusted expenses or claims management structures, any of which could harm NLASCO's financial condition. Future acquisitions may require NLASCO to obtain additional financing, which may not be available on favorable terms or at all.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our charter and insurance laws contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Ownership Limit. In order to reduce the risk of an ownership change in the future, our charter restricts certain acquisitions of our securities in order to preserve the benefit of our NOLs. The charter generally prohibits any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition of shares of our stock or warrants, rights or options to purchase our stock or any other interests that would be treated as our stock under the income tax regulations promulgated under the Internal Revenue Code of 1986, as amended, if as a result of such sale, transfer, assignment, conveyance, pledge or other disposition any person or group would beneficially own five percent or more of the market value of the total outstanding shares of our common stock or the percentage of our common stock owned by a five percent or greater stockholder would be increased. Beneficial ownership is determined utilizing Treasury Regulation Section 1.382-2T(g). The transfer restrictions were implemented in January 2007, and we expect to maintain these provisions for the foreseeable future. We cannot assure you, however, that these restrictions will prevent an ownership change. If any of our stockholders increase their beneficial ownership percentage in our common stock through future acquisitions, there is an increased possibility that the provisions under the charter may be triggered. Any attempted transfer of shares in violation of the charter prohibitions will be void, and the intended transferee will not acquire any right in those shares. We have the right to take any lawful action that we believe is necessary or advisable to ensure compliance with these ownership and transfer restrictions, including refusing to recognize any transfer of stock in violation of our charter. These ownership and transfer restrictions of our charter may have the effect of discouraging or preventing a third party from attempting to gain control of us without the approval of our board of directors. Accordingly, it is less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of our board of directors.

Authority to Issue Additional Shares. Under our charter, our board of directors may issue up to an aggregate of ten million shares of preferred stock without stockholder action. The preferred stock may be issued, in one or more series, with the preferences and other terms designated by our board of directors that may delay or prevent a change in control of us, even if the change is in the best interests of stockholders. As of December 31, 2010, no shares of preferred stock were designated or outstanding.

Insurance Laws. NLIC and ASIC are domiciled in the State of Texas. Before a person can acquire control of an insurance company domiciled in Texas, prior written approval must be obtained from the Texas Department of Insurance. Acquisition of control would be presumed on the acquisition, directly or indirectly, of ten percent or more of Hilltop's outstanding voting stock, unless the regulators determine otherwise. Prior to granting approval of an application to acquire control of a domestic insurer, the Texas Department of Insurance will consider several factors, such as:

- the financial strength of the acquirer;
- the integrity and management experience of the acquirer's board of directors and executive officers;
- the acquirer's plans for the management of the insurer;
- the acquirer's plans to declare dividends, sell assets or incur debt;
- the acquirer's plans for the future operations of the domestic insurer;
- the impact of the acquisition on continued licensure of the domestic insurer;
- the impact on the interests of Texas policyholders; and
- any anti-competitive results that may arise from the consummation of the acquisition of control.

These laws may discourage potential acquisition proposals of Hilltop and may delay, deter or prevent a change of control of Hilltop, including transactions that some or all of our stockholders might consider desirable.

We previously announced a stock repurchase program approved by our board of directors whereby we are authorized to repurchase shares of our common stock.

Such purchases may be limited, suspended, or terminated at any time without prior notice. There can be no assurance that we will buy shares of our common stock under our stock repurchase program or that any future repurchases will have a positive impact on the trading price of our common stock or earnings per share. Important factors that could cause us to limit, suspend or terminate our stock repurchase program include, among others, unfavorable market conditions, the trading price of our common stock, the nature of other investment or strategic opportunities presented to us from time to time, the rate of dilution of our equity compensation programs and the availability of adequate funds, our ability to make appropriate, timely, and beneficial decisions as to when, how, and whether to purchase shares under the stock repurchase program. If we limit, suspend or terminate our stock repurchase program, our stock price may be negatively affected.

Future issuances of shares of common stock may adversely affect the price of our common stock.

The future issuance of a substantial number of shares of common stock into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our common stock. A decline in the price of our common stock could make it more difficult to raise funds through future offerings of our common stock or securities convertible into common stock.

Our common stock price may experience substantial volatility, which may affect your ability to sell our common stock at an advantageous price.

Price volatility of our common stock may affect your ability to sell our common stock at an advantageous price. Market price fluctuations in our common stock may arise due to acquisitions, dispositions or other material public announcements, including those regarding dividends or changes in management, along with a variety of additional factors, including, without limitation, other risks identified in "Forward-looking Statements" and these "Risk Factors." In addition, the stock markets in general, including the NYSE, have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often have been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

We are organized under Maryland law, which provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our bylaws require us to indemnify our directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, our stockholders and we may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Not applicable.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal actions resulting from our operating activities. These actions consist of litigation and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which is expected to have a material adverse effect on our consolidated financial condition, results of operations or cash flows taken as a whole.

ITEM 4. MINE SAFETY

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Securities, Stockholder and Dividend Information

Our common stock is listed on the New York Stock Exchange under the symbol "HTH". Our common stock has no public trading history prior to February 12, 2004. The initial public offering price of our common stock on February 12, 2004 was $19.00 per share. Our common stock closed at $9.25 on March 8, 2012. As of March 9, 2012, there were 56,502,246 shares of our common stock outstanding with approximately 175 stockholders of record.

Prior to full redemption of our Series A Cumulative Redeemable Preferred Stock on September 6, 2010, it was listed on the New York Stock Exchange under the symbol "HTHPRA". Our Series A preferred stock has no public trading history prior to February 12, 2004.

We have not paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock. Any declaration of dividends on our common stock will be at the discretion of our Board of Directors and will depend on the earnings, financial condition, capital requirements, contractual restrictions with respect to payment of dividends and other factors. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Restrictions on Dividends and Distributions."

The following table sets forth the cash dividends declared and paid in 2010 with respect to our Series A Preferred Stock:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Series A Preferred Stock				
2010				
Date of declaration	March 17, 2010	July 8, 2010	August 6, 2010	N/A
Date of record	April 15, 2010	July 15, 2010	September 6, 2010	N/A
Date paid	April 30, 2010	July 30, 2010	September 6, 2010	N/A
Distribution per unit	$ 0.5156	$ 0.5156	$ 0.2063	N/A
Total dollars (in thousands)	$ 2,578	$ 2,578	$ 1,032	N/A

The following table discloses the high and low sales prices per quarter for our common and preferred stock during 2011 and 2010. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	Common Stock		Series A Preferred Stock	
December 31, 2011	**High**	**Low**	**High**	**Low**
First Quarter	$ 10.13	$ 9.01	N/A	N/A
Second Quarter	$ 10.09	$ 8.60	N/A	N/A
Third Quarter	$ 9.01	$ 7.12	N/A	N/A
Fourth Quarter	$ 8.60	$ 6.88	N/A	N/A
December 31, 2010	**High**	**Low**	**High**	**Low**
First Quarter	$ 12.41	$ 11.29	$ 25.86	$ 24.48
Second Quarter	$ 12.20	$ 9.90	$ 26.58	$ 24.90
Third Quarter	$ 10.77	$ 9.31	$ 26.70	$ 25.08
Fourth Quarter	$ 10.52	$ 9.47	N/A	N/A

As of December 31, 2011, we had no warrants outstanding.

Issuances of Unregistered Securities

All issuances of unregistered securities have previously been reported.

Equity Compensation Plan Information

The following table sets forth as of December 31, 2011, information concerning our equity compensation plans, including the number of shares issued and available for issuances under our plans, options, warrants and rights; weighted average exercise price of outstanding options, warrants and rights; and the number of securities remaining available for future issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders*	700,000	$ 8.32	423,831
Total	700,000	$ 8.32	423,831

*Excludes shares of restricted stock granted, as all of these shares are vested. No exercise price is required to be paid upon the vesting of the restricted shares of common stock granted. These shares are issuable under our 2003 equity incentive plan, which provides for the grant of equity-based incentives, including restricted shares of our common stock, stock options, grants of shares and other equity-based awards, to our directors, officers and other employees and those of our subsidiaries selected by our Compensation Committee for participation in the plan. At inception, 1,992,387 shares were authorized for grant pursuant to this plan. All shares outstanding, whether vested or unvested, are entitled to receive dividends and to vote, unless forfeited. No participant in our 2003 equity incentive plan may be granted awards in any fiscal year covering more than 500,000 shares of our common stock.

ITEM 6. SELECTED FINANCIAL AND OPERATING DATA

Our historical consolidated balance sheet data as of December 31, 2011 and 2010 and our consolidated statement of operations data for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited historical financial statements included elsewhere in this Form 10-K. The following table shows our selected historical financial data for the periods indicated (in thousands, except per share data). You should read our selected historical financial data, together with the notes thereto, in conjunction with the more detailed information contained in our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
Income Statement Data:					
Direct premium written	$ 155,054	$ 139,290	$ 131,309	$ 132,642	$ 122,708
Net premium written	141,737	121,691	114,743	113,285	118,357
Net premium earned	134,048	117,192	115,153	115,247	96,804
Net investment income	10,538	7,664	6,458	27,143	24,829
Net realized gain (loss)	817	137	307	(45,992)	3,205
Other income, net	6,785	6,744	6,917	6,147	6,445
Total revenue	152,188	131,737	128,835	102,545	131,283
Net loss and loss adjustment expense	96,734	70,943	70,295	80,435	52,074
Policy acquisition and other expense	58,008	53,378	52,333	53,726	42,397
Interest expense	8,985	8,971	9,668	10,528	11,539
Total expenses	163,728	133,292	132,296	144,689	106,010
(Loss) Income from continuing operations before federal income tax expense	(11,540)	(1,555)	(3,461)	(42,144)	25,273
Federal income taxes benefit (expense) for continuing operations	5,009	1,007	1,349	19,559	(10,635)
Net (loss) income from continuing operations	$ (6,531)	$ (548)	$ (2,112)	$ (22,585)	$ 14,638
Selected Balance Sheet Data:					
Total investments	224,200	148,965	129,968	138,568	191,024
Total assets	925,424	939,641	1,040,752	1,048,770	1,085,491
Total liabilities	270,042	286,586	256,975	257,315	261,306
Stockholders' equity	655,382	653,055	783,777	791,455	824,185
Other Data:					
Net loss and LAE ratio	72.2%	60.5%	61.0%	69.8%	53.8%
Expense ratio	34.0%	36.0%	35.7%	35.6%	29.2%
GAAP Combined ratio	106.2%	96.5%	96.8%	105.4%	83.0%
Statutory surplus	$ 118,708	$ 119,297	$ 117,063	$ 108,478	$ 124,892
Statutory premiums to surplus ratio	119.4%	102.0%	98.0%	104.4%	94.8%
Per Share Data:					
Basic (loss) earnings per share attributable to common stockholders	$ (0.12)	$ (0.24)	$ (0.22)	$ (0.58)	$ 5.10
Diluted (loss) earnings per share attributable to common stockholders	$ (0.12)	$ (0.24)	$ (0.22)	$ (0.58)	$ 5.02
Weighted average share information					
Basic shares outstanding	56,499	56,492	56,474	56,453	55,421
Diluted shares outstanding	56,511	56,492	56,474	56,453	56,326
Cash dividends declared per share of unit:					
Series A preferred stock dividends	$ -	$ 1.24	$ 2.06	$ 2.06	$ 2.06

(1) Series A preferred stock was redeemed in September 2010.
(2) All years have been adjusted to reflect the disposal of our manufactured home community properties and related business, except for NLASCO.
(3) Statutory surplus includes combined surplus of NLIC and ASIC.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated historical financial statements and notes appearing elsewhere in this Form 10-K and the financial information set forth in the tables below. All dollar amounts in the following discussion are in thousands, except per share amounts.

Unless the context otherwise indicates, all references in this Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, to the "Company," "Hilltop," "HTH," "we," "us," "our" or "ours" or similar words are to Hilltop Holdings Inc.(formerly known as Affordable Residential Communities Inc.) and its direct and indirect wholly-owned subsidiaries.

OUR GENERAL STRUCTURE

At December 31, 2011, HTH is a holding company that owns all of the outstanding shares of NLASCO, Inc., or NLASCO. NLASCO, in turn, owns National Lloyds Insurance Company, or NLIC, and American Summit Insurance Company, or ASIC, both of which are licensed property and casualty insurers operating in multiple states. In addition, NLASCO also owns the NALICO GA, a general agency that operates in Texas. NLIC commenced business in 1949 and currently operates in 15 states, with its largest market being the state of Texas. NLIC carries a financial strength rating of "A" (Excellent) by A.M. Best. ASIC was formed in 1955 and currently operates in 13 states, its largest market being the state of Arizona. ASIC carries a financial strength rating of "A" (Excellent) by A.M. Best. Both of these companies are regulated by the Texas Department of Insurance.

Beginning in 1995, we were founded as several companies under the name "Affordable Residential Communities" or "ARC," now known as Hilltop Holdings Inc., for the purpose of engaging in the business of acquiring, renovating, repositioning and operating manufactured home communities, as well as certain related businesses. In 1998 we formed a Maryland corporation for the purpose of acting as the investment vehicle for, and a co-general partner of, our operating partnership, HTH Operating Partnership LP, formerly known as Affordable Residential Communities LP. In May 2002, we completed a reorganization in which we acquired substantially all the other real property partnerships and other related businesses we had previously organized and operated.

Through the year ended December 31, 2005, we were organized as a fully-integrated, self-administered and self-managed equity real estate investment trust, or REIT, for U.S. Federal income tax purposes. In 2006, we revoked our election as a REIT for U. S. Federal income tax purposes.

In January 2007, we acquired NLASCO. NLASCO was incorporated in Delaware in 2000 but its origins trace back to 1948 through one of its subsidiaries, NLIC. In 1964, C. Clifton Robinson, who is currently the Chairman of NLASCO and a member of our Board of Directors, along with other investors, purchased NLIC and moved its headquarters from San Antonio, Texas to Waco, Texas. Following various acquisitions and dispositions of equity in NLIC by Mr. Robinson and others, including the re-acquisition of NLIC along with the acquisition of ASIC in 2000, Mr. Robinson held 100% of NLASCO and its subsidiaries, NLIC and ASIC, from 2001 until we acquired NLASCO in 2007.

On July 31, 2007, we sold substantially all of the operating assets used in our manufactured home communities business and our retail sales and financing business to American Residential Communities LLC. We received gross proceeds of approximately $890 million in cash, which represents the aggregate purchase price of $1.794 billion, less the indebtedness assumed by the buyer. After giving effect to expenses, taxes and our continued outstanding preferred stock and senior notes, our net cash balance was approximately $550 million. We used a portion of the proceeds from this transaction for general working capital, liquidation of our operating partnership units and to repay certain outstanding obligations. We intend to make opportunistic acquisitions with certain of the remaining proceeds from this transaction, and, if necessary or appropriate, from additional equity or debt financing sources.

DEVELOPMENTS DURING 2011

We extended a senior unsecured loan to SWS Group, Inc .

On July, 29, 2011, the Company extended SWS Group, Inc., or SWS, a $50 million term loan, which bears interest at 8% per annum, is prepayable by SWS subject to certain conditions after three years, and has a maturity of five years. SWS issued us a warrant to purchase 8,695,652 shares of SWS common stock, $0.10 par value per share, exercisable at a price of $5.75 per share subject to anti-dillution adjustments.

We had an extension to our loan agreement.

On October 27, 2011, NLASCO renewed its line of credit with a financial institution. The line allows for borrowings by NLASCO up to $5.0 million and is secured by substantially all of NLASCO's assets. The line of credit bears interest equal to a base rate, plus 3.75% (5.01% at December 31, 2011), which is due quarterly. This line of credit will expire in October 2012. As of December 31, 2011, there was no outstanding balance on the note.

OVERVIEW OF RESULTS

For the year ended December 31, 2011, net loss attributable to common stockholders was $6.5 million, or $0.12 per share, as compared to a net loss attributable to common stockholders of $13.5 million, or $0.24 per share, for the year ended December 31, 2010, and a net loss attributable to common stockholders of $12.4 million, or $0.22 per share, for the year ended December 31, 2009.

Segments

NLASCO operates through its wholly-owned subsidiaries, NLIC and ASIC. Given the homogenous nature of our products, the regulatory environments in which we operate, the nature of our customers and our distribution channels, we now monitor, control and manage our business lines as an integrated entity offering fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States. Accordingly, we only have insurance company segment information to disclose.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, which requires us to make certain estimates and assumptions that affect the recorded amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 1 to the accompanying consolidated financial statements as of, and for the year ended, December 31, 2011. We have summarized below those accounting policies that require our most difficult, subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis. These estimates are based on information currently available to management and on various other assumptions management believes are reasonable.

Losses and Loss Adjustment Expenses. The liability for losses and loss adjustment expenses represents estimates of the ultimate unpaid cost of all losses incurred, including losses for claims that have not yet been reported. Separately for each of NLIC and ASIC and each line of business, our actuaries estimate the liability for unpaid losses and loss adjustment expenses, or LAE, by first estimating ultimate losses and LAE amounts for each year, prior to recognizing the impact of reinsurance. There are several methods that our actuaries utilize to estimate ultimate loss and LAE amounts, including:

- Paid Loss Development Method;
- Reported Loss Development Method;
- Paid Bornhuetter-Ferguson Method; and
- Reported Bornhuetter-Ferguson Method.

Paid and Reported Loss Development Methods. Insured losses for a given year change in value over time as additional information on claims are received, as claim conditions change and as new claims are reported. This process is commonly referred to as "loss development." To project ultimate losses and LAE, our actuaries examine the paid and reported (paid, plus case) losses and LAE and multiply these values by a loss development factor. The selected loss development factors are based upon a review of the loss development patterns indicated in the companies' historical loss triangles and applicable insurance industry loss development factors.

Paid and Reported Bornhuetter-Ferguson Methods. The Bornhuetter-Ferguson, or BF, Method is a procedure that weights an expected ultimate loss and LAE amount, and the result of the loss development method. This method is useful when loss data is immature or sparse because it is not as sensitive as the loss development method to unusual variations in the paid or reported amounts. The BF method requires an initial estimate of expected ultimate losses and LAE. For each year, the expected ultimate losses and LAE is based on a review of the ultimate loss ratios indicated in the companies' historical data and applicable insurance industry ultimate loss ratios. Each loss development factor, paid or reported, implies a certain percent of the ultimate losses and LAE is still unpaid or unreported. The amounts of unpaid or unreported losses and LAE by year are estimated as the percentage unpaid or unreported, times the expected ultimate loss and LAE amounts. To project ultimate losses and LAE, the actual paid or reported losses and LAE to date are added to the estimated unpaid or unreported amounts.

The results of each actuarial method performed by year are reviewed to select an ultimate loss and LAE amount for each year. In general, more weight is given to the loss development projections for more mature accident periods and more weight is given to the BF methods for less mature accident periods.

The combination of the methodologies described above is used for all lines of business, regardless of whether the line is a short-tailed or long-tailed line of business, though specific parameter selections within the methods vary to reflect the nature of the underlying line of business. ASIC and NLIC specialize in writing fire and extended coverage for low-value dwellings, mobile homes and homeowners, which generally are considered short-tailed coverages. In addition, ASIC and NLIC write a small amount of commercial risks, which are still predominantly property coverages, along with some low-limit liability coverages.

The methodology used by our actuaries is directly dependent upon the unique development characteristics of each line of business. For those lines of business with significant volume (homeowners, special property and commercial multiple peril), the selected loss development factors are derived from the historical development data for that line. For lines of business where the loss volume is small, insurance industry statistics regarding loss development for that line also are considered in selecting the loss development factors.

The estimated unpaid losses and LAE equal the estimated ultimate loss and LAE amounts, described above, less the cumulative paid amounts on known claims for each year. This estimate of unpaid losses and LAE is further segmented into case reserves on known claims and incurred-but-not-reported, or IBNR, reserves. IBNR reserves are calculated by reducing the estimate of unpaid losses and LAE by the case reserve amounts. In the normal course of operations, each case reserve is initially set at a standard amount determined from past payments for that type of loss. Individual case reserves may be adjusted based on information indicating that the loss amount is actually over, or under, the standard amount. Most case reserves are not adjusted until the receipt of documentation concerning the amount to be paid on the loss. This usually occurs within seven days of the reporting of the claim, longer in the case of large scale catastrophic events.

The reserve analysis performed by our actuaries provides preliminary central estimates of the unpaid losses and LAE. At each quarter-end, the results of the reserve analysis are summarized and discussed with our senior management. The senior management group considers many factors in determining the amount of reserves to record for financial statement purposes. These factors include the extent and timing of any recent catastrophic events, historical pattern and volatility of the actuarial indications, the sensitivity of the actuarial indications to changes in paid and reported loss patterns, the consistency of claims handling processes, the consistency of case reserving practices, changes in our pricing and underwriting, and overall pricing and underwriting trends in the insurance market.

Our recorded reserves reflect our best estimate as of a particular point in time based upon known facts, current law and our judgment. The carried reserve may differ from the actuarial central estimate as the result of our consideration of the factors noted above, as well as other factors impacting claims costs that may not be quantifiable through actuarial analysis. This process results in management's best estimate, which is then recorded as the reserve for unpaid losses and LAE.

The level of loss and LAE reserves we maintain represents our best estimate, as of a particular point in time, of the ultimate cost to settle and administer all claims based on our assessment of facts and circumstances known at that time. Reserves are not an exact calculation of liability, but instead are complex estimates that we derive, generally utilizing a variety of actuarial reserve estimation techniques, with numerous underlying assumptions and expectations about future events, both internal and external, many of which are highly uncertain.

The key assumptions fundamental to the reserving process are often different for various reserve categories and accident years. Some of these assumptions are explicit assumptions that are required of a particular method, but many assumptions are implicit and cannot be precisely quantified. An example of an explicit assumption is the pattern employed in the paid loss development method. However, the assumed pattern is itself based on several implicit assumptions, such as the impact of inflation on medical costs and the rate at which claim professionals close claims. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Each reserve segment has an implicit frequency and severity for each accident year as a result of the various assumptions made. As a result, the effect on reserve estimates of a particular change in assumptions usually cannot be specifically quantified, and changes in these assumptions cannot generally be tracked over time.

In light of the many uncertainties associated with establishing the estimates of ultimate losses and LAE, and making the assumptions necessary to establish recorded reserve levels, we review our reserve estimates on a regular basis and make adjustments in the period that the need for such adjustments is identified. The anticipated future emergence underlying our current estimates continues to reflect the historical patterns, and the selected development patterns have not changed significantly over the past few years.

Reserve estimates are subject to uncertainty from various sources, including, among others, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. In estimating the reserves for unpaid losses and LAE, it is necessary to project future loss and LAE payments. Actual future losses and LAE will not develop exactly as projected and may, in fact, vary significantly from the actuarially indicated projections. Further, these projections make no provision for extraordinary future emergence of new classes of losses or types of losses, which are not sufficiently represented in the companies' historical data or that are not yet quantifiable. Extraordinary future emergence can arise from an unforeseen broadening of coverage instigated by regulatory actions, judicial decisions or similar developments.

The underlying process of establishing our best estimate of the liability for unpaid losses and LAE require the use of estimates, actuarial judgment and management considerations and, therefore, is an inherently uncertain process. The recorded reserves for the companies' liability for unpaid losses and LAE are estimates based on long term averages. Actual loss experience in any given year may differ from what is suggested by these averages. For some lines of business, the written premium volume is small and actual results are therefore subject to an exceptionally high degree of variability. While the recorded reserves are our best estimate as of a particular point in time, these reserves should be considered best estimates within a wide range of possible outcomes.

In arriving at our best estimate of the unpaid losses and LAE, and based on management discussion with our actuaries, we would consider reasonably likely changes in the key assumptions, such as the underlying loss development pattern or the expected loss ratio, to have an impact on our best estimate by +/- 10%. As of December 31, 2011, this equates to approximately +/- $1.9 million, which represents approximately 0.3% of equity and 30.2% of calendar year 2011 losses.

The following table presents our gross loss and LAE reserve amounts at December 31, 2011 and 2010 for each of NLIC and ASIC by line of business (dollars in thousands):

For the year ended December 31, 2011

Company	Homeowners	Special Property	Commercial Multiple Peril	Other Liability	All Lines
ASIC	$ 2,217	$ 255	$ 5	$ 1,316	$ 3,793
NLIC	26,275	11,913	1,832	1,022	41,042
Consolidated	$ 28,492	$ 12,168	$ 1,837	$ 2,338	$ 44,835

For the year ended December 31, 2010

Company	Homeowners	Special Property	Commercial Multiple Peril	Other Liability	All Lines
ASIC	$ 1,558	$ 325	$ 14	$ 1,021	$ 2,918
NLIC	37,708	15,655	1,467	1,134	55,964
Consolidated	$ 39,266	$ 15,980	$ 1,481	$ 2,155	$ 58,882

Investment Securities. At December 31, 2011, investment securities consist of U.S. Government, mortgage-backed, corporate debt and equity securities. Also included in our investment portfolio are other investments, which consist of a note receivable and warrants, held by the parent, HTH. We have the ability to categorize investments as trading, available-for-sale, and held-to-maturity. We classify our fixed maturities as either available-for-sale or held-to-maturity and equity securities as available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. As of December 31, 2011, all securities were classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a specific-identification basis.

We regularly review our investment securities to assess whether the security is impaired and if impairment is other-than-temporary. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, we consider whether we are more likely than not to hold an investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

Fair Value Measurements. The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in ASC 820, *Fair Value Measurements and Disclosures*. The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

- Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data. Based on management's understanding of the methodologies used by our pricing service, all applicable investments have been valued in accordance with GAAP valuation principles.
- Level 3 - Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

Fixed maturities

The Company utilizes a pricing service to estimate fair value measurements for its fixed maturities. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Since fixed maturities other than U.S. Treasury securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.

The pricing service evaluates each asset class based on relevant market information, relevant credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

The pricing service utilized by the Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information to produce a valuation. If the pricing service discontinues pricing an investment, the Company would be required to produce an estimate of fair value using some of the same methodologies as the pricing service but would have to make assumptions for market-based inputs that are unavailable due to market conditions.

The fair value estimates of most fixed maturity investments are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for such fixed maturities, other than U.S. Treasury securities, provided by the pricing service are included in the amount disclosed in Level 2 of the hierarchy. The estimated fair value of U.S. Treasury securities is included in the amount disclosed in Level 1 as the estimates are based on unadjusted market prices.

The Company reviews the estimates of fair value provided by the pricing service and compares the estimates to the Company's knowledge of the market to determine if the estimates obtained are representative of the prices in the market. In addition, the Company has periodic discussions with the pricing service to discuss any changes in their process and reactions to overall markets. These processes have not highlighted any significant issues with the fair value estimates received from the pricing service.

Non-Fixed Maturities and Other Investments

Equities—Public Common and Preferred

For public common and preferred stocks, the Company receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

Other Investments

The Company holds investments in SWS as a note receivable and warrants, which are reported in other investments. The $60.4 million fair value of these investments at December 31, 2011 was disclosed in Level 3. The fair value estimate is determined based on recent filings, operating results, balance sheet stability, growth and other business and market sector fundamentals. Due to the significant unobservable inputs in these valuations, the Company includes the total fair value estimate for all of these investments at December 31, 2011 in the amount disclosed in Level 3.

Deferred Acquisition Costs. Costs of acquiring insurance vary with, and are related to, the production of new and renewal business, primarily consisting of commissions, premium taxes and underwriting expenses. These costs are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. Proceeds from reinsurance transactions that represent recovery of acquisition costs reduce applicable unamortized acquisition costs in a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized. Future investment income is considered in determining the recoverability of deferred acquisition costs. The Company regularly reviews the categories of acquisition costs that are deferred and assesses the recoverability of this asset. A premium deficiency, and a corresponding charge to income, is recognized if the sum of the expected loss and loss adjustment expenses, unamortized acquisition costs, and maintenance costs exceed related unearned premiums and anticipated investment income. At December 31, 2011, there was no premium deficiency.

Revenue Recognition. Property and liability premiums are recognized as revenue on a pro rata basis over the policy term. The portion of premiums that will be earned in the future are deferred and reported as unearned premiums. The Company routinely evaluates the premium receivable balance to determine if an allowance for uncollectible accounts is necessary.

Other income consists of premium installment charges, which are recognized when earned, and other miscellaneous income.

Reinsurance. In the normal course of business, NLASCO seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Net premiums earned, losses and LAE and policy acquisition and other underwriting expenses are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE are reported as assets. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured policy.

The Company accounts for reinsurance contracts under the provisions of GAAP in accounting and reporting for reinsurance. Reinsurance assumed from other companies, including assumed premiums written and earned and losses and LAE, is accounted for in the same manner as direct insurance written.

Income Taxes. We have been in a taxable loss position since our inception and, as a result, we have substantial net operating loss carry-forwards to offset taxable income and capital gains from the sale of discontinued operations. We have established a tax provision beginning on January 1, 2006.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the estimated future tax effects related to the temporary difference between the tax basis and book basis of assets and liabilities reported in the accompanying consolidated balance sheets. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

ASC 740, specifically 740-10-25, *Recognition,* clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that we determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefits in our consolidated financial statements.

Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized. Valuation allowances on deferred tax assets are established, if necessary, to reduce deferred tax assets to an amount expected to be recognized. In accordance with ASC 740, the Company considered all negative and positive evidence available including our cumulative pre-tax loss position since the quarter ending December 31, 2008, less any abnormal occurrences during that period, as well as future taxable income and reversals of existing taxable temporary differences. We expect to realize our current deferred tax assets through core earnings, reversal of timing differences, and to the extent necessary, through the implementation of certain tax planning strategies surrounding the Company's cash holdings. Therefore, the Company concluded there was sufficient positive evidence to outweigh the negative evidence of the prior year cumulative losses. There is no valuation allowance as of December 31, 2011.

From time to time, management must assess the need to accrue or disclose a possible loss contingency for proposed adjustments from various Federal, state and foreign tax authorities that regularly audit the company in the normal course of business. In making these assessments, management often must analyze complex tax laws of multiple jurisdictions.

Goodwill and Other Indefinite Lived Intangible Assets. HTH performs our annual goodwill impairment analysis for our reporting units during the fourth quarter of each year. Management determined that HTH has two reporting units, which are the Parent (the holding company) and NLASCO (the insurance company). Goodwill for HTH represents the excess of the cost over the fair value of the assets of NLASCO of $24.0 million. Goodwill is tested annually for impairment but is tested more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

The goodwill impairment analysis is a two-step test. The first step (Step #1), used to identify potential impairment involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The Company has estimated fair values of reporting units based on a discounted cash flow analysis and market approach using historic, normalized actual and forecast results. The discounted cash flow analysis utilizes thirty years of projected cash flows for the insurance company operations. The projected financial results are created from critical assumptions and estimates based upon management's business plan and historical trends, while giving consideration to the overall economic environment. Determining fair value requires the exercise of significant judgments about appropriate discount rates, business growth rates, the amount and timing of expected future cash flows and market information relevant to our overall company value.

The second step (Step #2) involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

Next the Company reviewed the intangible assets both definite and indefinite lived. The definite lived intangibles relate to customer relationships, agency relationships, trade name and software. We believe our customer relationships to be consistent with the value given to them based on the current renewal rate being approximately 90%, slightly higher than when NLASCO was purchased. Our agent relationships remain valuable and we have experienced less than 3% turnover in our agent base since 2007. Our trade names, NLIC and ASIC, are both "A" rated companies with NLIC increased from "A-" in 2007 and ASIC in 2010. Our internally developed software, PACs, is still the main operating system of the company.

At December 31, 2011, we determined that the estimated fair value of NLASCO exceeded its carrying values and, therefore, we did not perform the second step as described above. Our fair value exceeded carrying value by 10.9% as of December 31, 2011. Consequently, we determined that no impairment existed with respect to goodwill and intangible assets at December 31, 2011.

The goodwill impairment analysis is subject to impact from uncertainties arising from such events as changes in economic or competitive conditions, the current general economic environment, material changes in the weather and hard and soft markets within the insurance industry that could positively or negatively impact anticipated future operating conditions and cash flows, and the impact of strategic decisions. If any of these factors were to material change it may require a reevaluation of our Goodwill.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Results of insurance operations. NLASCO's underwriting gain or loss consists of net premiums earned, less loss and LAE and policy acquisition and other underwriting expenses. NLASCO's underwriting performance is one of the most important factors in evaluating the overall results of operations given the fluctuations that can occur in loss and LAE due to weather related events, as well as the uncertainties involved in the process of estimating reserves for losses and LAE. The underwriting results and fluctuations in other revenue and expense items of NLASCO are discussed in greater detail below. The following table shows the underwriting gain or loss, as well as other revenue and expense items included in the financial results of NLASCO for the year ended December 31, 2011 and 2010 (in thousands).

NLASCO Summary of Insurance Operations	Year Ended December 31, 2011	2010	Dollar	Percentage
Underwriting gain (loss)				
Homeowners	$ (123)	$ (2,564)	$ 2,441	95.2%
Fire	(2,057)	1,844	(3,901)	-211.6%
Mobile Home	(5,811)	845	(6,656)	-787.7%
Commercial	(2,305)	1,779	(4,084)	-229.6%
Other	185	188	(3)	-1.6%
Total underwriting (loss) gain	$ (10,111)	$ 2,092	$ (12,203)	-583.3%
Other revenue (expense items)				
Net investment income	6,306	5,873	433	7.4%
Net realized gains on investments	817	137	680	496.5%
Other income	6,785	6,744	41	0.6%
Depreciation and amortization	(1,714)	(1,788)	74	4.2%
Interest (expense)	(1,904)	(1,961)	57	2.9%
Total other revenue (expense) items	10,290	9,005	1,285	14.3%
Operating income before federal income taxes	179	11,097	(10,918)	-98.4%
Federal income tax expense on operating income	129	3,934	(3,805)	-96.7%
Net income from continuing operations of NLASCO	$ 50	$ 7,163	$ (7,113)	-99.3%

Revenue. Revenue for the year ended December 31, 2011 was $152.5 million, compared to $131.7 million for the year ended 2010. This increase is due to net premiums earned of $134.0 for the year ended 2011, compared to $117.2 million for the year ended 2010, $10.8 million of net investment income for the year ended 2011 compared to $7.7 million for the year ended 2010, $6.8 million of other income for the year ended 2011 compared to $6.7 million in 2010 and $0.8 million in net realized investment gains for the year ended 2011 as compared to $0.1 million for the year ended 2010.

Net premiums earned are up $16.9 million for the year ended 2011 as compared to the year ended 2010 due to higher written premiums of $16.1 million and lower reinsurance costs of $4.0 million, offset by increase in unearned premiums of $3.2 million. Net investment income increased $2.9 million for the year ended 2011 as compared to the year ended 2010 due to higher investment income at the parent (HTH) of $2.5 million and $0.4 million at NLASCO.

Underwriting Results. The following table shows the components of NLASCO's underwriting gain for the year ended December 31, 2011 and 2010. NLASCO's underwriting gain or loss consists of net premiums earned, less loss and LAE and policy acquisition and other underwriting expenses. The underwriting results are discussed below (in thousands).

	Year Ended December 31, 2011	2010	Dollar	Percentage
Direct premiums written	$ 155,054	$ 139,290	$ 15,764	11.3%
Net premiums written	$ 141,737	$ 121,691	$ 20,046	16.5%
Net premiums earned	$ 134,048	$ 117,192	$ 16,856	14.4%
Loss and LAE	96,734	70,943	25,791	36.4%
Policy acquisition and other underwriting expenses	47,425	44,157	3,268	7.4%
Underwriting (loss) gain	$ (10,111)	$ 2,092	$ (12,203)	-583.3%
Agency expenses	$ (1,789)	$ (1,966)	$ 177	9.0%
Loss and LAE ratio	72.2%	60.5%	11.7%	
Policy acquisition and other underwriting less agency expense ratio	34.0%	36.0%	-2.1%	
Combined ratio	106.2%	96.5%	9.7%	

The loss and LAE ratio is loss and LAE expenses divided by net premiums earned for the same period. The policy acquisition and other underwriting expense ratio is policy acquisition and other underwriting expense divided by net premiums earned for the same period. Combined ratio gives you the sum of both previous ratios.

Our combined ratio for the twelve months ended December 31, 2011 is 106.2%, as compared to 96.5% for the same period in 2010. The 9.7% increase in combined ratio in 2011 is primarily due to the 11.7% increase in loss and LAE ratio for the twelve months ended December 31, 2011, as compared to 2010. Loss and LAE expenses increased 36.4% in the twelve months ended 2011, as compared to 2010, due to higher incurred losses associated with wind and hail storms in Texas and additional losses associated with a 14.4% increase in earned premiums. Texas typically experiences seasonal tornado and hail storms; however, NLASCO suffered a dramatic increase in losses from five storms in April and May 2011 that created $19.3 million in incurred losses. Additionally, there were fifteen days of widely dispersed, exceptional weather related losses experienced during the three months ended June 30, 2011, which had incurred losses of $8.1 million. NLASCO also experienced an increase in the frequency and severity of fire losses, which resulted in $7.1 million in incurred losses above prior year. Policy acquisition and other underwriting expenses increased 7.4% for the twelve months ended December 31, 2011, as compared to 2010, which is a direct result of an 11.3% increase in direct written premiums.

The Company seeks to consistently generate underwriting profitability. Management evaluates NLASCO's loss and LAE ratio by bifurcating the losses to derive catastrophic and non-catastrophic loss ratios. The non-catastrophic loss ratio excludes Property Claim Services (PCS) events that exceed $1.0 million of losses to NLASCO. Catastrophic events, including those that do not exceed our reinsurance retention, affect the Company's loss ratios. For the twelve months ended December 31, 2011, catastrophic events that did not exceed our reinsurance retention accounted for $19.3 million of the total loss and loss adjustment expense, as compared to $12.3 million for the same period in 2010. Excluding catastrophic events, our combined ratios for the twelve months ended December 31, 2011 and 2010 would have been 90.9% and 86.0%, respectively.

For the twelve months ended December 31, 2011 and 2010, the Company had incurred losses related to two 2008 catastrophes, Hurricane Ike and Hurricane Dolly. The Company also incurred losses in 2011 related to a catastrophic wind and hail storm in Arizona from October 2010. Gross losses incurred from these storms had favorable development of $7.0 million for the year ended December 31, 2011, compared to $28.9 million of development for the same period in 2010. The redundancy in 2011 is primarily due to decreases in ultimate losses for Hurricane Ike and Hurricane Dolly of $9.3 million and $1.0 million, respectively, which were offset by development on the Arizona storm of $3.3 million. The losses in the year ended December 31, 2010 relate primarily to lawsuits filed in response to the pending expiration of the statute of limitations. These losses have no effect on net loss and LAE incurred because the catastrophic events exceeded our retention and are fully recoverable. The primary financial effect is additional reinstatement premium payable to the affected reinsurers. For the year ended December 31, 2011 and 2010, the Company incurred reinstatement premiums of $0.1 million and $2.5 million, respectively.

Premiums. The property and casualty insurance industry is affected by soft and hard market business cycles. During a soft market, price competition tends to increase as insurers are willing to reduce premium rates in order to maintain growth in premium volume. The soft market makes it more difficult to attract new business, as well as retain exposures that are adequately priced. Although we recognize the need to remain competitive in the marketplace, the Company remains committed to its disciplined underwriting philosophy, accepting only risks that are appropriately priced, while declining risks which are under priced for the level of coverage provided.

Direct premiums written by major product line for the year ended December 31, 2011 and 2010 are presented in the table below (in thousands):

	Year Ended December 31, 2011	2010	Dollar	Percentage
Direct Premiums Written:				
Homeowners	$ 70,177	$ 63,413	$ 6,764	10.7%
Fire	49,812	45,637	4,175	9.1%
Mobile Home	26,353	22,344	4,009	17.9%
Commercial	8,380	7,537	843	11.2%
Other	332	359	(27)	-7.5%
	$ 155,054	$ 139,290	$ 15,764	11.3%

Total direct premiums written increased for the year ended December 31, 2011 for all insurance products except for other due to expanded distribution of additional insurance products and growth on existing insurance products. New homeowners and commercial insurance products generated $9.0 million in direct written premiums for the twelve months ended December 31, 2011. Our existing products grew by $6.8 million in Texas, Oklahoma, Georgia, Tennessee and Arizona in the twelve months ended December 31, 2011, as compared to the same period in 2010.

Net premiums written by major product line for the year ended December 31, 2011 and 2010 are presented in the table below (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Dollar	Percentage
Net Premiums Written:				
Homeowners	$ 64,150	$ 55,401	$ 8,749	15.8%
Fire	45,534	39,871	5,663	14.2%
Mobile Home	24,090	19,521	4,569	23.4%
Commercial	7,660	6,585	1,075	16.3%
Other	303	313	(10)	-3.2%
	$ 141,737	$ 121,691	$ 20,046	16.5%

Total net premiums written increased for the year ended December 31, 2011 for all lines of business, except other, due to higher direct written premiums of $15.8 million, and a decrease in ceded premiums of $4.0 million. Ceded premiums decreased primarily as a result of lower reinstatement premiums of $2.4 million and lower reinsurance costs of $1.9 million in 2011 as compared to 2010. Reinsurance costs decreased in the year ended December 31, 2011, due to the Company increasing retention by $2.0 million.

Net premiums earned by major product line for the year ended December 31, 2011 and 2010 are presented in the table below (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010	Dollar	Percentage
Net Premiums Earned:				
Homeowners	$ 60,671	$ 53,353	$ 7,318	13.7%
Fire	43,063	38,397	4,666	12.2%
Mobile Home	22,783	18,799	3,984	21.2%
Commercial	7,244	6,341	903	14.2%
Other	287	302	(15)	-5.0%
	$ 134,048	$ 117,192	$ 16,856	14.4%

Net premiums earned for the year ended December 31, 2011 increased $16.9 million as compared to 2010 due to an increase in net premiums written of $20.0 million, offset by an increase in unearned premiums of $3.2 million.

Loss and Loss Adjustment Expenses. Loss and LAE are recognized based on formula and case basis estimates for losses reported with respect to direct business, estimates of unreported losses based on past experience and deduction of amounts for reinsurance placed with reinsurers. Loss and LAE for the twelve months ended December 31, 2011 was $96.7 million, as compared to $70.9 million for the same period in 2010. The $25.8 million increase is a result of wind and hail storms that occurred in 2011 in Texas, in which five storms incurred losses of $19.3 million, and fifteen days of widely dispersed, exceptional weather related losses had incurred losses of $8.1 million.

The loss and LAE ratio is calculated by taking the ratio of incurred losses and LAE to net premiums earned. The loss and LAE ratio for the year ended December 31, 2011 and 2010 was 72.2% and 60.5%, respectively.

The Company's net loss and LAE and the gross loss and LAE ratios for the year ended December 31, 2011 and 2010 are shown in the tables below:

	Year Ended December 31, 2011		Year Ended December 31, 2010	
Loss and LAE (in thousands):				
Homeowners	$	39,329	$	35,814
Fire		29,885		22,085
Mobile Home		20,534		10,871
Commercial		6,986		2,173
	$	96,734	$	70,943
Incurred Claim Count:				
Homeowners		6,838		8,010
Fire		8,413		6,273
Mobile Home		9,518		4,870
Commercial		1,162		998
		25,931		20,151
Average Loss and LAE per Claim:				
Homeowners	$	5,752	$	4,471
Fire		3,552		3,521
Mobile Home		2,157		2,232
Commercial		6,012		2,177
Loss and LAE Ratio:				
Homeowners		64.8%		67.1%
Fire		69.4%		57.5%
Mobile Home		90.1%		57.8%
Commercial		96.4%		34.3%

Policy Acquisition and Other Underwriting Expenses. Policy acquisition and other underwriting expenses for the year ended December 31, 2011 and 2010 were as follows (in thousands):

	Twelve Months Ended December 31,						
	2011		2010		Dollar		Percentage
Amortization of deferred policy acquisition costs	$	34,755	$	31,256	$	3,499	11.2%
Other underwriting expenses		12,670		12,901		(231)	-1.8%
Total policy acquisition and other underwriting expenses		47,425		44,157		3,268	7.4%
Agency expenses		(1,789)		(1,966)		177	9.0%
Total policy acquisition and other underwriting expenses less agency expenses	$	45,636	$	42,191	$	3,445	8.2%
Net premiums earned	$	134,048	$	117,192	$	16,856	14.4%
Expense ratio		34.0%		36.0%		-2.0%	

Total policy acquisition and other underwriting expenses, less agency expenses, are up $3.5 million for the twelve months ended December 31, 2011, as compared to the same period in 2010, due to higher amortization of deferred policy acquisition costs (DAC). DAC increased during the year ended December 31, 2011 due to increases in direct written premiums, as compared to the year ended 2010.

General and Administrative Expense. General and administrative expense for 2011 was $8.9 million, as compared to $7.4 million for 2010, an increase of $1.5 million, or 20.3%. This increase is primarily due to increases in professional services of $1.0 million and other administrative expenses of $0.5 million. The increase in professional fees is due to an increase in acquisition activities related to due diligence activities in 2011. Other administrative expenses increased due to the premium of $0.5 million paid on the repurchase of $6.9 million of our senior exchangeable notes.

Depreciation and Amortization Expense. Depreciation and amortization expense was $1.7 million for the year ended December 31, 2011, as compared to $1.8 million in 2010.

Interest Expense. Interest expense was $9.0 million for the twelve months ended 2011 and 2010.

Income Taxes. The Company had a $5.0 million income tax benefit for the year ended December 31, 2011, compared to $1.0 million for 2010. The benefit increased in 2011 due to pre-tax losses of $11.5 million for the year ended December 31, 2011 as compared to $1.6 million loss for the same period in 2010. Also contributing to the benefit in 2011 was the release of the allowance for uncertain tax positions on the state tax receivable at the parent of $1.0 million. We allocate income taxes in accordance with ASC 740.

Preferred Stock Dividend. On March 11, 2010 and June 10, 2010, the HTH board of directors declared quarterly cash dividends of $0.5156 per share on each of the 5,000,000 outstanding shares of our Series A Preferred Stock, payable April 30, 2010 and July 30, 2010, amounting to $2.6 million on each disbursement date. On August 6, 2010, the Company called for redemption all of the outstanding shares of its Series A Preferred Stock. The Series A Preferred Stock was redeemed on September 6, 2010, at a cash redemption price of $25.2063 per share, representing the liquidation preference of $25.00 per share, plus accrued and unpaid dividends to, and including, the date of redemption. For the twelve months ended December 31, 2011, the dividend was $0.00 per share as compared to $1.2375 per share in the twelve months ended December 31, 2010.

Net Loss Attributable to Common Stockholders. As a result of the foregoing, our net loss attributable to common stockholders was $6.5 million for 2011, as compared to $13.5 million for 2010, a decrease of $7.0 million. The majority of this difference is due to the lower underwriting profit of $12.2 million for the twelve months ended December 31, 2011, as compared to 2010.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Results of insurance operations. NLASCO's underwriting gain or loss consists of net premiums earned, less loss and LAE and policy acquisition and other underwriting expenses. NLASCO's underwriting performance is one of the most important factors in evaluating the overall results of operations given the fluctuations that can occur in loss and LAE due to weather related events, as well as the uncertainties involved in the process of estimating reserves for losses and LAE. The underwriting results and fluctuations in other revenue and expense items of NLASCO are discussed in greater detail below. The following table shows the underwriting gain or loss, as well as other revenue and expense items included in the financial results of NLASCO for the year ended December 31, 2010 and 2009 (in thousands).

NLASCO Summary of Insurance Operations	Year Ended December 31,			
	2010	2009	Dollar	Percentage
Underwriting gain (loss)				
Homeowners	$ (2,564)	$ (4,227)	$ 1,663	39.3%
Fire	1,844	3,556	(1,712)	-48.1%
Mobile Home	845	1,155	(310)	-26.8%
Commercial	1,779	967	812	84.0%
Other	188	209	(21)	-10.0%
Total underwriting gain(loss)	$ 2,092	$ 1,660	$ 432	-26.0%
Other revenue (expense items)				
Net investment income	5,873	6,165	(292)	-4.7%
Net realized gains (losses) on investments	137	83	54	65.1%
Other income	6,744	6,917	(173)	-2.5%
Depreciation and amortization	(1,788)	(1,981)	193	9.7%
Interest expense	(1,961)	(2,601)	640	24.6%
Total other revenue (expense) items	9,005	8,583	422	4.9%
Operating income (loss) before federal income taxes	11,097	10,243	854	8.3%
Federal income tax expense on operating income	3,934	3,578	356	-9.9%
Net income (loss) from continuing operations of NLASCO	$ 7,163	$ 6,665	$ 498	7.5%

Revenue. Revenue for the year ended December 31, 2010 was $131.7 million, compared to $128.8 million for the year ended 2009. This increase is due to net premiums earned of $117.2 for the year ended 2010, compared to $115.2 million for the year ended 2009, $7.7 million of net investment income for the year ended 2010 compared to $6.5 million for the year ended 2009, $6.7 million of other income for the year ended 2010 compared to $6.9 million in 2009 and $0.1 million in net realized investment gains for the year ended 2010 as compared to $0.3 million for the year ended 2009.

Net premiums earned are up $2.0 million for the year ended 2010 as compared to the year ended 2009 due to higher net written premiums offset by greater change in net unearned premiums. Net investment income increased $1.2 million for the year ended 2010 as compared to the year ended 2009 due to higher yields on the cash held at the parent (HTH).

Underwriting Results. The following table shows the components of NLASCO's underwriting gain for the year ended December 31, 2010 and 2009. NLASCO's underwriting gain or loss consists of net premiums earned, less loss and LAE and policy acquisition and other underwriting expenses. The underwriting results are discussed below (in thousands).

	Year Ended December 31, 2010	Year Ended December 31, 2009	Dollar	Percentage
Direct premiums written	$ 139,290	$ 131,309	$ 7,981	6.1%
Net premiums written	$ 121,691	$ 114,743	$ 6,948	6.1%
Net premiums earned	$ 117,192	$ 115,153	$ 2,039	1.8%
Loss and LAE	70,943	70,295	648	0.9%
Policy acquisition and other underwriting expenses	44,157	43,198	959	2.2%
Underwriting gain	$ 2,092	$ 1,660	$ 432	26.0%
Agency expenses	$ (1,966)	$ (2,051)	$ 85	4.1%
Loss and LAE ratio	60.5%	61.0%	-0.5%	
Policy acquisition and other underwriting less agency expense ratio	36.0%	35.7%	0.3%	
Combined ratio	96.5%	96.7%	-0.2%	

The loss and LAE ratio is loss and LAE expenses divided by net premiums earned for the same period. The policy acquisition and other underwriting expense ratio is policy acquisition and other underwriting expense divided by net premiums earned for the same period. Combined ratio gives you the sum of both previous ratios.

Our combined ratio for the twelve months ended December 31, 2010 is 96.5%, as compared to 96.8% for the same period in 2009. The decrease in loss and LAE ratio in 2010 is due to lower average loss per claim, offset in part by the emergence of prior year claims in 2010. The higher loss and LAE ratio in 2009 is primarily due to the incurred losses related to non-catastophic claims, specifically the wind and hail losses, which tended to be more significant than current experience.

The Company seeks to consistently generate underwriting profitability. Management evaluates NLASCO's loss and LAE ratio by bifurcating the losses to derive catastrophic and non-catastrophic loss ratios. The non-catastrophic loss ratio excludes Property Claim Services (PCS) events that exceed $250,000 of losses to NLASCO. Catastrophic events, including those that do not exceed our reinsurance retention, affect the Company's loss ratios. For the twelve months ended December 31, 2010, catastrophic events that did not exceed our reinsurance retention accounted for $12.3 million of the total loss and loss adjustment expense, as compared to $9.8 million for the same period in 2009. Excluding catastrophic events, our combined ratios for the twelve months ended December 31, 2010 and 2009 would have been 86.0% and 88.2%, respectively.

For the twelve months ended December 30, 2010 and 2009, the Company had incurred losses related to two 2008 catastrophes, Hurricane Ike and Hurricane Dolly. Gross losses incurred from these storms were $26.0 million for the year ended December 31, 2010, compared to $24.3 million for the same period in 2009. The losses in the year ended December 31, 2010 relate primarily to lawsuits filed in response to the pending expiration of the statute of limitations. These losses have no effect on net loss and LAE incurred because the catastrophic events exceeded our retention and are fully recoverable. The primary financial effect is additional reinstatement premium payable to the affected reinsurers. For the year ended December 31, 2010 and 2009, the Company incurred reinstatement premiums of $2.5 million and $1.0 million, respectively.

Premiums. The property and casualty insurance industry is affected by soft and hard market business cycles. During a soft market, price competition tends to increase as insurers are willing to reduce premium rates in order to maintain growth in premium volume. The soft market makes it more difficult to attract new business, as well as retain exposures that are adequately priced. Although we recognize the need to remain competitive in the marketplace, the Company remains committed to its disciplined underwriting philosophy, accepting only risks that are appropriately priced, while declining risks which are under priced for the level of coverage provided.

Direct premiums written by major product line for the year ended December 31, 2010 and 2009 are presented in the table below (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Dollar	Percentage
Direct Premiums Written:				
Homeowners	$ 63,413	$ 57,356	$ 6,057	10.6%
Fire	45,637	46,815	(1,178)	-2.5%
Mobile Home	22,344	20,439	1,905	9.3%
Commercial	7,537	6,318	1,219	19.3%
Other	359	381	(22)	-5.8%
	$ 139,290	$ 131,309	$ 7,981	6.1%

Total direct premiums written increased for the year ended December 31, 2010 for all insurance products except for fire and other due to the development of additional insurance products and a new channel of distribution in Oklahoma for our products. New homeowners insurance products generated $8.3 million in direct written premiums for the twelve months ended December 31, 2010. For the same period in 2010, direct written premiums in Oklahoma increased $1.7 million. In 2010, the Company began non-renewing policies in the first tier of the Texas sea coast and no longer writes full wind coverage along the Texas sea coast due to high losses and reinsurance costs. This has caused a decrease in homeowners and fire direct premiums written of $4.4 million for the twelve months ended December 31, 2010. Mobile home products increased $1.9 million due to increased production in Oklahoma, Georgia, Tennessee and Texas. Commercial products increased $1.2 million due to new insurance product for owners of rental property. Most of the growth associated with this new commercial product occurred in the Texas market.

Net premiums written by major product line for the year ended December 31, 2010 and 2009 are presented in the table below (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Dollar	Percentage
Net Premiums Written:				
Homeowners	$ 55,401	$ 50,119	$ 5,282	10.5%
Fire	39,871	40,909	(1,038)	-2.5%
Mobile Home	19,521	17,861	1,660	9.3%
Commercial	6,585	5,521	1,064	19.3%
Other	313	333	(20)	-6.0%
	$ 121,691	$ 114,743	$ 6,948	6.1%

Total net premiums written increased for the year ended December 31, 2010 for all lines of business, except fire and other, due to higher direct written premiums of $8.0 million, offset in part by an increase in ceded premiums of $1.2 million. Ceded premiums increased as a result of higher reinstatement premiums of $1.5 million in 2010 as compared to 2009.

Net premiums earned by major product line for the year ended December 31, 2009 and 2008 are presented in the table below (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Dollar	Percentage
Net Premiums Earned:				
Homeowners	$ 53,353	$ 50,299	$ 3,054	6.1%
Fire	38,397	41,055	(2,658)	-6.5%
Mobile Home	18,799	17,924	875	4.9%
Commercial	6,341	5,540	801	14.5%
Other	302	335	(33)	-9.9%
	$ 117,192	$ 115,153	$ 2,039	1.8%

Net premiums earned for the year ended December 31, 2010 increased as compared to 2009 due to an increase in net premiums written of $6.9 million, offset by an increase in unearned premiums of $4.9 million.

Loss and Loss Adjustment Expenses. Loss and LAE are recognized based on formula and case basis estimates for losses reported with respect to direct business, estimates of unreported losses based on past experience and deduction of amounts for reinsurance placed with reinsurers. The loss and LAE ratio is calculated by taking the ratio of incurred losses and LAE to net premiums earned. The loss and LAE ratio for the year ended December 31, 2010 and 2009 was 60.5% and 61.0%, respectively. The decrease in loss and LAE ratio in 2010 is due to lower average loss per claim for the 2010 accident year, offset in part by the emergence of prior year claims in 2010.

The Company's net loss and LAE and the gross loss and LAE ratios for the year ended December 31, 2010 and 2009 are shown in the tables below (in thousands, except claim count figures):

	Year Ended December 31, 2010	Year Ended December 31, 2009
Loss and LAE (in thousands):		
Homeowners	$ 35,814	$ 35,657
Fire	22,085	22,098
Mobile Home	10,871	10,045
Commercial	2,173	2,495
	$ 70,943	$ 70,295
Incurred Claim Count:		
Homeowners	8,010	10,417
Fire	6,273	7,775
Mobile Home	4,870	4,083
Commercial	998	387
	20,151	22,662
Average Loss and LAE per Claim:		
Homeowners	$ 4,471	$ 3,423
Fire	3,521	2,842
Mobile Home	2,232	2,460
Commercial	2,177	6,447
Loss and LAE Ratio:		
Homeowners	67.1%	70.9%
Fire	57.5%	53.8%
Mobile Home	57.8%	56.0%
Commercial	34.3%	45.0%

Policy Acquisition and Other Underwriting Expenses. Policy acquisition and other underwriting expenses for the year ended December 31, 2010 and 2009 were as follows (in thousands):

	Twelve Months Ended December 31, 2010	2009	Dollar	Percentage
Amortization of deferred policy acquisition costs	$ 31,256	$ 30,354	$ 902	3.0%
Other underwriting expenses	12,901	12,844	57	0.4%
Total policy acquisition and other underwriting expenses	44,157	43,198	959	2.2%
Agency expenses	(1,966)	(2,051)	85	4.1%
Total policy acquisition and other underwriting expenses less agency expenses	$ 42,191	$ 41,147	$ 1,044	2.5%
Net premiums earned	$ 117,192	$ 115,153	$ 2,039	1.8%
Expense ratio	36.0%	35.7%	0.3%	

Total policy acquisition and other underwriting expenses, less agency expenses, are up $1.0 million for the twelve months ended December 31, 2010, as compared to the same period in 2009, due to higher amortization of deferred policy acquisition costs (DAC). DAC increased during the year ended December 31, 2010 due to increases in direct written premiums, as compared to the year ended 2009.

General and Administrative Expense. General and administrative expense for 2010 was $7.4 million, as compared to $7.1 million for 2009, an increase of $0.3 million, or 3.9%. This increase is primarily due to an increase in professional fees of $0.9 million, offset by decreases in salaries and benefits and management fees. The increase in professional fees is due to an increase in acquisition costs related to due diligence costs in 2010.

Depreciation and Amortization Expense. Depreciation and amortization expense was $1.8 million for the year ended December 31, 2010, as compared to $2.0 million in 2009.

Interest Expense. Interest expense was $9.0 million for 2010, as compared to $9.7 million for 2009, a decrease of $0.7 million, or 7.2%. The decrease in interest expense is due to a decrease in the payable to the prior owner for redundant reserves as a result of a payment in February 2010.

Income Taxes. The Company had a $1.0 million income tax benefit for the year ended December 31, 2010, compared to $1.3 million for 2009. The benefit decreased in 2010 due pre-tax losses of $1.6 million for the year ended December 31, 2010 as compared to $3.5 million loss for the same period in 2009 and the recoupment of $0.6 million of state income taxes due to resolution of open state tax audits. We allocate income taxes in accordance with ASC 740, specifically 740-10-20.

Preferred Stock Dividend. On March 11, 2010 and June 10, 2010, the HTH board of directors declared quarterly cash dividends of $0.5156 per share on each of the 5,000,000 outstanding shares of our Series A Preferred Stock, payable April 30, 2010 and July 30, 2010, amounting to $2.6 million on each disbursement date. On August 6, 2010, the Company called for redemption all of the outstanding shares of its Series A Preferred Stock. The Series A Preferred Stock was redeemed on September 6, 2010, at a cash redemption price of $25.2063 per share, representing the liquidation preference of $25.00 per share, plus accrued and unpaid dividends to, and including, the date of redemption. For the twelve months ended December 31, 2010, the dividend was $1.2375 per share as compared to $2.0625 per share in the twelve months ended December 31, 2009.

Net Loss Attributable to Common Stockholders. As a result of the foregoing, our net loss attributable to common stockholders was $13.5 million for 2010, as compared to $12.4 million for 2009, an increase of $1.1 million. The majority of this difference is due higher loss and LAE of $0.6 million, higher policy acquisition and other underwriting expenses of $1.0 million and loss on redemption of preferred stock of $5.9 million, offset by higher revenues of $2.9 million and lower preferred stock dividend of $3.3 million.

LIQUIDITY AND CAPITAL RESOURCES

HTH is a holding company whose assets primarily consist of the stock of its subsidiaries and invested assets with a combined value of $925 million at December 31, 2011. HTH's primary investment objectives, as a holding company, are to preserve capital and have available cash resources to utilize in making opportunistic acquisitions, and, if necessary or appropriate, from additional equity or debt financing sources.

As of December 31, 2011, we had $578.5 million in cash and cash equivalents, consisting of $533.4 million held by the parent company and $45.1 million held by NLASCO and its subsidiaries. At December 31, 2011, we had total investments of $224.2 million, consisting of investments in available-for-sale equities with a fair value of $19.0 million, $144.8 million in fair value of fixed maturities securities and other investments consisting of a note receivable and warrants with a combined fair value of $60.4 million. HTH held $10.1 million of the investments in available-for-sale equities and $60.4 million of other investments. NLASCO held $152.1 million in available-for-sale fixed maturity securities and $8.9 million in available-for-sale equity securities.

On July, 29, 2011, the Company extended SWS a $50 million term loan, which bears interest of 8% per annum. SWS issued us warrants to purchase 8,695,652 shares of SWS common stock, $0.10 par value per share, exercisable at a price of $5.75 per share subject to anti-dillution adjustments. HTH began purchasing SWS common stock during the quarter ended September 30, 2011 and, as of December 31, 2011, has accumulated $10.1 million of the common stock at fair value.

In November 2011, NLASCO purchased $6.9 million of the HTH senior exchangeable notes at a premium of $0.5 million. In accordance with GAAP, this purchase was eliminated in consolidation. Therefore, as of December 31, 2011, we had $131.5 million of debt, consisting of $84.0 million of senior exchangeable notes and $47.5 million of debt owed by NLASCO and its subsidiaries.

Our short-term liquidity needs as of December 31, 2011 include (a) funds to pay our insurance claims of NLASCO and subsidiaries and (b) funds to service our total debt of $131.5 million.

Our insurance operating subsidiary, NLASCO, has primary investment objectives to preserve capital and manage for a total rate of return. NLASCO's strategy is to purchase securities in sectors that represent the most attractive relative value. Bonds, cash and short-term investments constituted $197.2 million, or 95.7%, of NLASCO's $206.1 million in investments at December 31, 2011. NLASCO had $8.9 million, or 4.3% of its investments, in equity investments as of December 31, 2011.

We currently do not have any significant concentration in both direct and indirect guarantor exposure. NLASCO has no investments in subprime mortgages. NLASCO has custodial agreements with A.G. Edwards and Wells Fargo Bank and an investment management agreement with DTF Holdings, LLC.

NLASCO's liquidity requirements are met primarily by positive cash flow from operations and investment activity. Primary sources of cash from insurance operations are premiums and other considerations, net investment income and investment sales and maturities. Primary uses of cash include payments of claims, operating expenses and income taxes, funds to service $47.5 million of debt and purchases of investments. NLASCO's insurance subsidiaries have regulatory restrictions on the amount of dividends they can declare.

We believe that existing cash and investment balances, when combined with anticipated cash flows from operations and dividends from our insurance companies, will be adequate to meet our expected liquidity needs for the reasonably foreseeable future. We will continue to pursue and investigate possible strategic opportunities. In that regard, we may need to secure external financing. We cannot assure you that we will be successful in obtaining any such financing or in the implementation of our business plan. See "Item 1A. Risk Factors" starting on page 22.

Restrictions on Dividends and Distributions

Aside from available cash and investment income on our invested assets, as a holding company we rely on dividends and other permitted distributions from our subsidiaries. The payment of dividends from our insurance subsidiaries, NLIC and ASIC, is subject to significant regulatory restrictions and limitations under debt agreements limiting their ability to declare and pay dividends.

Under Texas State Insurance Law for property and casualty companies, all dividends must be distributed out of earned surplus only. Furthermore, without the prior approval of the Commissioner, dividends cannot be declared or distributed that exceed the greater of ten percent of the company's surplus, as shown by its last statement on file with the Commissioner, or one hundred percent of net income for such period. The subsidiaries paid no dividends to NLASCO in 2009, $6.0 million in March 2010 and no dividends in 2011. At December 31, 2011, the maximum dividend that may be paid to NLASCO in 2012 without regulatory approval is approximately $11.9 million.

Regulations of the Texas Department of Insurance require insurance companies to maintain minimum levels of statutory surplus to ensure their ability to meet their obligations to policyholders. At December 31, 2011, NLASCO's insurance subsidiaries had statutory surplus in excess of the minimum required.

Also, the National Association of Insurance Commissioners, or NAIC, has adopted risk-based capital, or RBC, requirements for insurance companies that establish minimum capital requirements relating to insurance risk, credit risk, interest rate risk and business risk. The formula is used by the NAIC and certain state insurance regulators as an early warning tool to identify companies that require additional scrutiny or regulatory action. At December 31, 2011, the Company's insurance subsidiaries' RBC ratio exceeded the level at which regulatory action would be required.

We believe that restrictions on liquidity resulting from restrictions on the payments of dividends by our subsidiary companies will not have a material impact on our ability to carry out our normal business activities, including debt payments on our senior exchangeable notes.

CASH FLOWS

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Cash used in operations was $3.3 million in 2011, as compared to cash provided by operation of $9.9 million in 2010. The Company used $13.2 million more cash in 2011 due to higher loss from operations of $6.0 million, lower income tax receivable of $2.3 million, lower deferred income taxes of $5.4 million, changes in operating assets and liabilities of $9.1 million and lower loss and LAE reserves of $39.1 million. These negative operating results were offset by a decrease in reinsurance recoverables of $43.7 million, an increase in unearned premiums of $3.2 million, and a decrease in payable to related party of $3.4 million.

Loss and LAE reserves and reinsurance recoverables decreased $39.1 million and $43.7 million, respectively, primarily due to settlement of claims relating to Hurricane Ike. Unearned premiums increased $3.2 million due to an increase in direct written premiums in 2011 of $15.8 million. Changes in operating assets and liabilities decreased $9.1 million due to a decrease in accounts payable and accrued expenses of $8.1 million. This is due to the changes in the reinsurance payable of $7.4 million.

Cash used in investing activities was $60.7 million in 2011, as compared to $16.7 million in 2010. The increase in cash used by investing activities of $44.0 million was primarily due to purchases of available-for-sale securities and other investments of $11.5 million and $50.0 million, respectively, lower proceeds from sales of available-for-sale securities of $11.2 million, offset by proceeds from sales of held-to-maturity securities of $7.4 million.

Cash used in financing activities was $6.9 million in 2011, as compared with $133.8 million in 2010. The decrease in cash used in financing activities was primarily due to the redemption of preferred stock in 2010 of $125 million. The cash used in 2011 is related to the repurchase of the parent held senior exchangeable notes by NLASCO.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

Cash provided by operations was $9.9 million in 2010, as compared to $18.9 million in 2009. Cash provided by operations decreased $9.0 million primarily due to increase in deferred acquisition costs of $1.7 million, decrease in cash received from income taxes of $20.2 million, decrease in payable to related party of $4.4 million, offset by decrease in net loss of $1.6 million, increase in deferred income taxes of $0.5 million, increase in unearned premiums of $5.0 million and changes in operating assets and liabilities of $10.2 million.

The increase in deferred acquisition costs is attributable to increases in higher written premiums in the year ended December 2010 as compared to 2009. The decrease in income taxes payable is due to receiving $1.9 million in refunds on income taxes in 2010 as compared to receiving $23.4 million in refunds in 2009. Changes in operating assets and liabilities increased $10.2 million due to increases in loss and LAE reserves of $6.3 million, increases in reinstatement premiums payable of $5.4 million, decreases in investments of $0.5 million and decreases in premium and agents' balances of $1.0 million.

Cash used in investing activities was $16.7 million in 2010, as compared to cash provided by investing activities of $32.1 million in 2009. The decrease in cash provided by investing activities of $48.8 million was primarily due to proceeds from maturities and purchases of available-for-sale securities decreasing $26.1 million and a decrease in restricted cash of $18.5 million.

Cash used in financing activities was $133.8 million in 2010, as compared with $10.3 million in 2009. The increase in cash used in financing activities primarily was due to the redemption of preferred stock in 2010 of $125 million.

INFLATION

Inflation in the U.S. has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2011, 2010 and 2009. Although the impact of inflation has been relatively insignificant in recent years, it remains a factor in the U.S. economy and may increase the cost of labor and utilities.

COMMITMENTS

At December 31, 2011, we had $131.5 million of outstanding indebtedness. It consists of the following: $84 million, or 64%, of our total indebtedness is fixed rate and $47.5 million, or 36%, is variable rate. At December 31, 2011, we had the following indebtedness outstanding with the following repayment obligations (in thousands):

	Principal Commitments			Interest Commitments			Total Debt Commitments		
	Fixed	Variable	Total	Fixed	Variable(1)	Total	Fixed	Variable	Total
2012	$ -	$ -	$ -	$ 6,296	$ 1,865	$ 8,161	$ 6,296	$ 1,865	$ 8,161
2013	-	-	-	6,296	2,203	8,499	6,296	2,203	8,499
2014	-	-	-	6,296	2,564	8,860	6,296	2,564	8,860
2015	-	-	-	6,296	2,934	9,230	6,296	2,934	9,230
2016	-	-	-	6,296	3,143	9,439	6,296	3,143	9,439
Thereafter	83,950	47,500	131,450	50,370	59,717	110,087	134,320	107,217	241,537
Commitments	$ 83,950	$ 47,500	$ 131,450	$ 81,851	$ 72,426	$ 154,277	$ 165,801	$ 119,926	$ 285,727

(1) For variable rate debt, interest commitments were calculated as expected interest payments based on the weighted average of current interest rates.

At December 31, 2011 the following table shows our outstanding commitments for leases (in thousands).

Lease Obligations	Payments Due by Period		
	Less than 1 year	1-3 years	Total
Total lease obligations	$ 519	$ 1,558	$ 2,077

NLASCO's loss reserves do not have contractual maturity dates. Based on historical payment patterns, however, the following table estimates when management expects the loss reserves to be paid. The timing of payments is subject to significant uncertainty. NLASCO maintains a portfolio of investments with varying maturities to provide adequate cash flows for the payment of claims.

	Reserves in thousands
2012	$24,660
2013	10,178
2014	6,232
2015	3,138
2016	359
Thereafter	268
	$ 44,835

The following table sets forth certain information with respect to our indebtedness outstanding as of December 31, 2011 and 2010 excluding indebtedness related to assets held for sale (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010
Senior exchangeable notes due 2025, 7.50% per annum	$ 83,950	$ 90,850
Insurance company line of credit due October 2011, base rate less 0.5% per annum	-	-
NLIC note payable due May 2033, three-month LIBOR plus 4.10% (4.66% at December 31, 2011)	10,000	10,000
NLIC note payable due September 2033, three-month LIBOR plus 4.05% (4.61% at December 31, 2011)	10,000	10,000
ASIC note payable due April 2034, three-month LIBOR plus 4.05% (4.61% at December 31, 2011)	7,500	7,500
Insurance company note payable due March 2035, three-month LIBOR plus 3.40% (3.96% at December 31, 2011)	20,000	20,000
	$ 131,450	$ 138,350

RECENT ACCOUNTING PROCOUNCEMENTS

Please refer to financial statement footnotes for accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We currently do not use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.

As of December 31, 2011 our total debt outstanding was $131.5 million, comprised of approximately $83.9 million of indebtedness subject to fixed interest rates. Approximately $47.5 million, or 36%, of our total consolidated debt is variable rate debt.

If LIBOR and the prime rate were to increase by one eighth of one percent (0.125%), the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $59,000 annually.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

The fair value of debt outstanding as of December 31, 2011 was approximately $130.0 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements required by this item are submitted as a separate section of this Annual Report on Form 10-K. *See* "Financial Statements," commencing on page F-1 hereof.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Form 10-K. Based on such evaluation, our Chief Executive Officer and principal financial officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2010, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report, which appears on Page F-2 of this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal controls over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by this Item is contained in our definitive Proxy Statement for our 2011 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this Item is contained in our definitive Proxy Statement for our 2011 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information called for by this Item is contained in our definitive Proxy Statement for our 2012 Annual Meeting of Stockholders, or in Item 5 of this Annual Report on Form 10-K for the year ended December 31, 2011, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information called for by this Item is contained in our definitive Proxy Statement for our 2012 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information called for by this Item is contained in our definitive Proxy Statement for our 2012 Annual Meeting of Stockholders, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed herewith as part of this Form 10-K.

3. Exhibits. See the Exhibit Index following the signature page hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HILLTOP HOLDINGS INC.

By: /s/ JEREMY B. FORD
Jeremy B. Ford
Chief Executive Officer
(Principal Executive Officer and duly authorized officer)

MARCH 9, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ JEREMY B. FORD Jeremy B. Ford	President, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2012
/s/ DARREN PARMENTER Darren Parmenter	Senior Vice President (Principal Financial and Accounting Officer)	March 9, 2012
/s/ RHODES BOBBITT Rhodes Bobbitt	Director and Audit Committee Member	March 9, 2012
/s/ W. JORIS BRINKERHOFF W. Joris Brinkerhoff	Director	March 9, 2012
/s/ CHARLES R. CUMMINGS Charles R. Cummings	Director and Chairman of Audit Committee	March 9, 2012
/s/ J. MARKHAM GREEN J. Markham Green	Director and Audit Committee Member	March 9, 2012
/s/ JESS T. HAY Jess T. Hay	Director	March 9, 2012
/s/ WILLIAM T. HILL, JR. William T. Hill, Jr.	Director	March 9, 2012
/s/ W. ROBERT NICHOLS, III W. Robert Nichols, III	Director	March 9, 2012
/s/ C. CLIFTON ROBINSON C. Clifton Robinson	Director	March 9, 2012
/s/ KENNETH D. RUSSELL Kenneth D. Russell	Director	March 9, 2012
/s/ CARL B. WEBB Carl B. Webb	Director	March 9, 2012

Exhibit Number	Description of Exhibit
3.1	Articles of Amendment and Restatement of Affordable Residential Communities Inc., dated February 16, 2004, as amended or supplemented by: Articles Supplementary, dated February 16, 2004; Corporate Charter Certificate of Notice, dated June 6, 2005; Articles of Amendment, dated January 23, 2007; Articles of Amendment, dated July 31, 2007; Corporate Charter Certificate of Notice, dated September 23, 2008; and Articles Supplementary, dated December 15, 2010 (filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010, and incorporated herein by reference).
3.2	Second Amended and Restated Bylaws of Hilltop Holdings Inc. (filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on March 16, 2009, and incorporated herein by reference).
4.1	Form of Certificate of Common Stock of Hilltop Holdings Inc. (filed as Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference).
4.2	Corporate Charter Certificate of Notice, dated June 6, 2005 (filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-12585) and incorporated herein by reference).
4.3.1	Indenture, dated August 9, 2005, by and between Affordable Residential Communities LP and U.S. Bank National Association, as Trustee, regarding the 7½% Senior Exchangeable Notes Due 2025 of Affordable Residential Communities LP (filed as Exhibit 4.7.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
4.4.2	Form of Waiver to the Indenture, dated August 9, 2005, by and between Affordable Residential Communities LP and U.S. Bank National Association, as Trustee, with respect to the 7½% Senior Exchangeable Notes Due 2025 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 17, 2007, and incorporated herein by reference).
10.1.1	First Amended and Restated Agreement of Limited Partnership of Affordable Residential Communities LP, dated February 11, 2004 (filed as Exhibit 10.1.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference).
10.1.2	Amendment to the First Amended and Restated Agreement of Limited Partnership of Affordable Residential Communities LP, dated July 3, 2007 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 6, 2007, and incorporated herein by reference).
10.2.1†	Affordable Residential Communities Inc. 2003 Equity Incentive Plan (filed as Exhibit 10.5 to the Registrant's Registration Statement on Form S-11 (File No. 333-109816) and incorporated herein by reference).
10.2.2†	Form of Restricted Stock Grant Agreement for use under the Affordable Residential Communities Inc. 2003 Equity Incentive Plan (filed as Exhibit 10.2.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
10.2.3†	Form of Affordable Residential Communities Inc. 2003 Equity Incentive Plan Non-Qualified Stock Option Agreement (filed as Exhibit 10.2.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010, and incorporated herein by reference).

10.3†	Affordable Residential Communities Inc. Management Incentive Plan (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-11 (File No. 333-109816) and incorporated herein by reference).
10.4	Registration Rights Agreement, dated August 9, 2005, among Affordable Residential Communities LP, Affordable Residential Communities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
10.5	Common Stock Delivery Agreement, dated August 9, 2005, by and between Affordable Residential Communities LP and Affordable Residential Communities Inc. (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
10.6	Registration Rights Agreement, dated January 31, 2007, by and between Affordable Residential Communities Inc. and C. Clifton Robinson. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 5, 2007, and incorporated herein by reference).
10.7	Stock Purchase Agreement, dated October 6, 2006, by and between Affordable Residential Communities Inc. and Flexpoint Fund, L.P. (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on February 5, 2007, and incorporated herein by reference).
10.8	Registration Rights Agreement, dated January 31, 2007, by and between Affordable Residential Communities Inc. and Flexpoint Fund, L.P. (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 5, 2007, and incorporated herein by reference).
10.9.1†	Management Services Agreement, dated April 28, 2008, but effective as of January 1, 2008, by and between Hilltop Holdings Inc. and Diamond A Administration Company LLC (filed as Exhibit 10.17 to the Registrant's Current Report on Form 8-K filed on April 30, 2008 and incorporated herein by reference).
10.9.2†	First Amendment to Management Services Agreement, dated as of March 15, 2010, by and between Hilltop Holdings Inc. and Diamond A Administration Company LLC (filed as Exhibit 10.14.2 to the Registrant's Current Report on Form 8-K filed on March 17, 2010, and incorporated herein by reference).
10.9.3†	Second Amendment to Management Services Agreement, dated as of April 30, 2010, by and between Hilltop Holdings Inc. and Diamond A Administration Company LLC (filed as Exhibit 10.14.3 to the Registrant's Current Report on Form 8-K filed on May 5, 2010, and incorporated herein by reference).
10.10†	Employment Agreement, dated January 31, 2007, by and between NLASCO, Inc. and Greg Vanek (filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
10.11†	Retirement and Release Agreement, dated December 1, 2009, by and between Hilltop Holdings Inc. and Larry D. Willard (filed as Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
10.12†	Compensation arrangement with Jeremy B. Ford (filed as Exhibit 10.17 to the Registrant's Current Report on Form 8-K/A (Amendment No. 1) filed on May 5, 2010, and incorporated herein by reference).

10.13.1	Funding Agreement, dated as of March 20, 2011, between SWS Group, Inc. Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 21, 2011, and incorporated herein by reference).
10.13.2	Credit Agreement, dated as of July 29, 2011, among SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by SWS Group, Inc. on August 1, 2011 and incorporated herein by reference).
10.13.3	Investor Rights Agreement, dated as of July 29, 2011, among SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 4.4 to the Current Report on Form 8-K filed by SWS Group, Inc. on August 1, 2011 and incorporated herein by reference).
10.13.4	Warrant to purchase up to 8,695,652 shares of SWS Group, Inc. common stock issued to Hilltop Holdings Inc. on July 29, 2011 (filed as Exhibit 4.1 to the Current Report on Form 8-K filed by SWS Group, Inc. on August 1, 2011 and incorporated herein by reference).
14.1	Hilltop Holdings, Inc. Code of Business Conduct and Ethics (filed as Exhibit 14.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference).
21.1*	List of subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
32.1*	Certification of Chief Executive Officer of Affordable Residential Communities Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Accounting Officer of Hilltop Holdings Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

---

* Filed herewith.

† Exhibit is a management contract or compensatory plan.

[This page intentionally left blank]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of Hilltop Holdings Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Hilltop Holdings Inc. and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
March 9, 2012

HILLTOP HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 and 2010
(in thousands except share and per share data)

	December 31, 2011	December 31, 2010
Assets		
Investments		
Fixed maturities		
Available for sale securities, at fair value (amortized cost of $135,166 and $115,344 respectively)	$ 144,801	$ 123,162
Held-to-maturity securities, at amortized cost (fair value of $0 and $18,059, respectively)	-	17,035
Equity securities		
Available for sale securities, at fair value (cost of $16,813 and $8,478, respectively)	19,022	8,768
Other investments		
Notes receivable, at fair value (amortized cost of $38,641 and $0, respectively)	38,588	-
Warrants, at fair value (cost of $12,068 and $0, respectively)	21,789	-
Total investments	224,200	148,965
Cash and cash equivalents	578,520	649,439
Accrued interest and dividends	1,576	1,519
Premiums receivable	24,390	22,490
Deferred acquisition costs	19,182	17,237
Reinsurance receivable, net of uncollectible amounts	25,861	45,655
Prepaid reinsurance premiums	5,056	4,898
Income tax receivable	77	-
Deferred income taxes	8,354	9,115
Goodwill	23,988	23,988
Intangible assets, definite life	6,074	7,599
Intangible assets, indefinite life	3,000	3,000
Property and equipment, net	2,128	2,021
Loan origination costs, net	2,471	2,871
Other assets	548	844
Total Assets	$ 925,425	$ 939,641
Liabilities and Stockholders' Equity		
Liabilities		
Reserve for losses and loss adjustment expenses	$ 44,835	$ 58,882
Unearned premiums	80,661	72,814
Reinsurance payable	2,845	5,666
Accounts payable and accrued expenses	8,121	8,600
Income taxes payable	-	78
Notes payable	131,450	138,350
Other liabilities	2,130	2,196
Total liabilities	270,042	286,586
Commitments and Contingencies (see Note 16)		
Stockholders' Equity		
Common stock, $0.01 par value, 100,000,000 shares authorized, 56,500,828 and 56,495,410 shares issued and outstanding at December 31, 2011 and 2010, respectively.	565	565
Additional paid-in capital	918,192	918,046
Accumulated other comprehensive gain	13,983	5,270
Accumulated deficit	(277,357)	(270,826)
Total stockholders' equity	655,383	653,055
Total liabilities and stockholders' equity	$ 925,425	$ 939,641

The accompanying notes are an integral part of these consolidated financial statements.

HILLTOP HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009
(in thousands except per share data)

	2011	2010	2009
Revenue:			
Net premiums earned	$ 134,048	$ 117,192	$ 115,153
Net investment income	10,538	7,664	6,458
Other income	6,785	6,744	6,917
Net realized gains (losses) on investments			
Other-than-temporary impairments on fixed maturity securities	-	(70)	(841)
Other realized investment gains, net	817	207	1,148
Total realized investment gains, net	817	137	307
Total revenue	152,188	131,737	128,835
Expenses:			
Loss and loss adjustment expenses	96,734	70,943	70,295
Policy acquisition and other underwriting expenses	47,425	44,157	43,198
General and administrative expenses	8,870	7,433	7,154
Depreciation and amortization	1,714	1,788	1,981
Interest expense	8,985	8,971	9,668
Total expenses	163,728	133,292	132,296
Loss before income tax benefit	(11,540)	(1,555)	(3,461)
Income tax benefit	5,009	1,007	1,349
Net loss	(6,531)	(548)	(2,112)
Preferred stock dividend	-	(7,047)	(10,313)
Loss on redemption of preferred stock	-	(5,892)	-
Net loss attributable to common stockholders	$ (6,531)	$ (13,487)	$ (12,425)
Loss per share from operations less preferred dividends			
Basic loss per share	$ (0.12)	$ (0.13)	$ (0.22)
Diluted loss per share	$ (0.12)	$ (0.13)	$ (0.22)
Loss per share attributable to common stockholders			
Basic loss per share	$ (0.12)	$ (0.24)	$ (0.22)
Diluted loss per share	$ (0.12)	$ (0.24)	$ (0.22)
Weighted average share information			
Basic shares outstanding	56,499	56,492	56,474
Diluted shares outstanding	56,511	56,492	56,474

The accompanying notes are an integral part of these consolidated financial statements.

HILLTOP HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009
(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	(Loss) Income	Deficit	Equity
Balance, December 31, 2008	5,000	$ 119,108	56,456	$ 564	$ 917,682	$ (985)	$ (244,914)	$ 791,455
Net loss							(2,112)	(2,112)
Other comprehensive income, net of tax of $2,440						4,532		4,532
Total comprehensive income								2,420
Preferred stock dividends declared							(10,313)	(10,313)
Common stock issued to board members			12	1	136			137
Options exercised			17					-
Stock compensation expense					78			78
Balance, December 31, 2009	5,000	$ 119,108	56,485	$ 565	$ 917,896	$ 3,547	$ (257,339)	$ 783,777
Net loss							(548)	(548)
Other comprehensive income, net of tax of $928						1,723		1,723
Total comprehensive income								1,175
Preferred stock dividends declared							(7,047)	(7,047)
Redemption of Series A preferred stock	(5,000)	(119,108)					(5,892)	(125,000)
Common stock issued to board members			10		111			111
Common stock retired					(2)			(2)
Stock compensation expense					41			41
Balance, December 31, 2010	-	$ -	56,495	$ 565	$ 918,046	$ 5,270	$ (270,826)	$ 653,055
Net loss							(6,531)	(6,531)
Other comprehensive income, net of tax of $4,692						8,713		8,713
Total comprehensive income								2,182
Common stock issued to board members			6		48			48
Stock compensation expense					98			98
Balance, December 31, 2011	-	$ -	56,501	$ 565	$ 918,192	$ 13,983	$ (277,357)	$ 655,383

The accompanying notes are an integral part of these consolidated financial statements

HILLTOP HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2011, 2010 and 2009
(in thousands)

	For the Twelve Months Ended December 31		
	2011	2010	2009
Cash flow from operating activities:			
Net loss	$ (6,531)	$ (548)	$ (2,112)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Decrease (increase) in reinsurance recoverables	19,794	(23,886)	(4,825)
Increase (decrease) in unearned premiums	7,847	4,669	(306)
Depreciation and amortization	1,714	1,788	1,981
Stock grant compensation expense	146	150	214
Amortization of loan origination costs	400	197	197
Decrease (increase) in income tax payable	(78)	78	-
(Decrease) increase in payable to related party	(263)	(3,651)	761
Realized gains on investments	(817)	(137)	(307)
(Increase) decrease in income tax receivable	(77)	2,187	22,411
Increase in premium and agents balances	(1,900)	(1,535)	(492)
(Increase) decrease in deferred acquisition costs	(1,945)	(1,492)	190
(Decrease) increase in deferred income taxes	(3,930)	1,488	995
Changes in operating assets and liabilities	(3,635)	5,441	436
(Decrease) increase in loss and loss adjustment expense reserves	(14,047)	25,102	(243)
Net cash (used in) provided by operating activities	$ (3,322)	$ 9,851	$ 18,900
Cash flow from investing activities:			
Purchases of available-for-sale securities	(31,583)	(43,123)	(1,094,906)
Purchase of other investments	(50,000)	-	-
Purchases of held-to-maturity securities	-	(1,606)	(331)
Proceeds from sales of available-for-sale securities	5,523	16,726	23,647
Proceeds from sales of held-to-maturity securities	7,336	-	-
Proceeds from maturities of available-for-sale securities	8,323	8,316	1,086,227
Proceeds from maturities of held-to-maturity securities	-	3,350	646
Purchases of fixed assets	(296)	(322)	(1,715)
Decrease (increase) in restricted cash	-	-	18,500
Net cash (used in) provided by investing activities	$ (60,697)	$ (16,659)	$ 32,068
Cash flow from financing activities:			
Repayment of debt	(6,900)	-	(18)
Payment of preferred dividends	-	(8,766)	(10,313)
Redemption of preferred stock	-	(125,000)	-
Net cash used in financing activities	(6,900)	(133,766)	(10,331)
Net (decrease) increase in cash and cash equivalents	(70,919)	(140,574)	40,637
Cash and cash equivalents, beginning of period	649,439	790,013	749,376
Cash and cash equivalents, end of period	$ 578,520	$ 649,439	$ 790,013
Non-cash financing and investing transactions:			
Dividends declared but unpaid	$ -	$ -	$ 1,719
Supplemental cash flow information:			
Cash paid for interest	$ 8,780	$ 8,799	$ 9,209
Cash paid for income taxes	$ (811)	$ (1,907)	$ (23,890)

The accompanying notes are an integral part of these consolidated financial statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies

Business

Hilltop Holdings Inc., ("Hilltop","HTH", or the "Company"), was organized in July 1998 as a Maryland corporation. HTH is a holding company that is endeavoring to make opportunistic transactions. In connection with this strategy, we are identifying and evaluating potential targets on an ongoing basis.

NLASCO, Inc. is a Delaware corporation that specializes in providing fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States. NLASCO operates through its wholly-owned subsidiaries, National Lloyds Insurance Company ("NLIC") and American Summit Insurance Company ("ASIC"). Texas comprises approximately 72% of our business, with Arizona 8%, Oklahoma 7%, Tennessee 6%, Georgia 3%, Louisiana 2%, and the remaining states in which we do business makes up the other 2%.

Our common stock is listed on the New York Stock Exchange under the symbol "HTH". We have no public trading history prior to February 12, 2004.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"), and in conformity with the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of all wholly-owned subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

We are required by GAAP to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and our reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. These estimates and assumptions are particularly important in determining reserves for losses and loss adjustment expenses, deferred policy acquisition costs, reinsurance receivables and potential impairment of assets.

Summary of Significant Accounting Policies

Investment Securities

At December 31, 2011, investment securities consist of U.S. Government, mortgage-backed, corporate debt and equity securities. Also included in our investment portfolio are other investments, which consist of a note receivable and warrants held by the parent, HTH. We have the ability to categorize investments as trading, available-for-sale, and held-to-maturity. We classify our fixed maturities as either available-for-sale or held-to-maturity and equity securities as available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which we have the ability and intent to hold the security until maturity. As of December 31, 2011, all securities were classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a specific-identification basis.

We regularly review our investment securities to assess whether the security is impaired and if impairment is other-than-temporary. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, we consider whether we are more likely than not to hold an investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with maturities less than 90 days from the date of purchase.

Restricted Cash

On January 5, 2009, the third party loan for which we provided a guaranty and designated as restricted cash of $18.5 million was repaid in full, thus relieving us of any further obligation. At December 31, 2011 and 2010, we had no cash and cash equivalents designated as restricted.

Premiums Receivable

Premiums receivable include premiums written and not yet collected. The company routinely evaluates the receivable balance to determine if an allowance for uncollectible amounts is necessary. At December 31, 2011 and 2010, the Company determined no valuation allowance was necessary.

Deferred Acquisition Costs

Costs of acquiring insurance vary with and are primarily related to the production of new and renewal business, primarily consisting of commissions, premium taxes and underwriting expenses, and are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. Proceeds from reinsurance transactions that represent recovery of acquisition costs reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized. Future investment income is considered in determining the recoverability of deferred acquisition costs. The Company regularly reviews the categories of acquisition costs that are deferred and assesses the recoverability of this asset. A premium deficiency and a corresponding charge to income is recognized if the sum of the expected loss and loss adjustment expenses, unamortized acquisition costs, and maintenance costs exceed related unearned premiums and anticipated investment income. At December 31, 2011 and 2010, there was no premium deficiency.

Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that could cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured policy. The Company routinely evaluates the receivable balance to determine if any uncollectible balances exist.

Net premiums earned, losses and LAE and policy acquisition and other underwriting expenses are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE and unearned premiums ceded to them are reported as assets. Reinsurance assumed from other companies, including assumed premiums written and earned and losses and LAE, is accounted for in the same manner as direct insurance written.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost over fair value of net assets acquired. Goodwill is tested annually during the fourth quarter for impairment and is tested more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Management determined that HTH has two reporting units, which are the Parent (the holding company) and NLASCO (the insurance company).

Other indefinite lived intangible assets consist of $3.0 million of estimated fair value of state licenses acquired in the NLASCO purchase. The annual impairment test is conducted in conjunction with the annual impairment test of goodwill.

Finite Lived Intangible Assets

We record finite lived intangible assets at the estimated fair value of the assets acquired and amortize the assets over their estimated useful lives. The following finite lived intangible assets were acquired when the Company purchased NLASCO (in thousands).

	Estimated Fair Value	Estimated Useful Life
Customer relationships	$ 6,100	12 years
Agent relationships	3,600	13 years
Trade name	3,500	15 years
Software	1,500	5 years
Total	$ 14,700	
Less accumulated amortization	(8,626)	
Balance at December 31, 2011	$ 6,074	

Customer and agent relationships are amortized using the sum of the years digits method to approximate the non-renewal rate of customers and attrition of agents. The trade name and software are amortized using the straight-line method.

Property and Equipment

We carry property and equipment at cost, less accumulated depreciation. We expense maintenance and repairs as incurred. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the various classes of furniture and equipment assets are as follows:

Asset Class	Estimated Useful Lives (Years)
Furniture and other equipment	5
Computer software and hardware	3

Loan Origination Costs

We capitalize loan origination costs associated with financing of debt. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the repayment term of the loans. We amortized $0.2 million of loan origination costs for the years ended December 31, 2011, 2010, and 2009, which is included in interest expense. We wrote down an additional $0.2 million of the unamortized balance in 2011 as a result of NLASCO purchasing $6.9 million of the HTH senior exchangeable notes in the open market. Accumulated amortization was $1.4 million, $1.0 million and $0.9 million as of December 31, 2011, 2010 and 2009, respectively.

Other Assets

Included in other assets are prepaid insurance and other miscellaneous prepaid expenses of $0.5 million and $0.8 million for the years ended December 31, 2011 and 2010, respectively.

Reserve for Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses includes an amount determined from loss reports and individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in earnings currently. The liability for losses and loss adjustment expenses has not been reduced for reinsurance recoverable.

Income Taxes

We have been in a taxable loss position since our inception and as a result we have net operating loss carry-forwards to offset operating profits and capital gains from profits from asset sales.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the estimated future tax effects of the temporary difference between the tax basis and book basis of assets and liabilities reported in the accompanying consolidated balance sheets. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

ASC 740, specifically 740-10-25, *Recognition,* clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with GAAP. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefits in our consolidated financial statements.

Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized. There was no valuation allowance recorded as of December 31, 2011 or 2010.

Convertible Debt

In August 2005, our Operating Partnership, or OP issued $96.6 million aggregate principal amount of senior notes which are exchangeable at an initial rate of 69.8812 shares of common stock per $1,000 principal amount of the notes and callable under certain circumstances. The notes are treated as a combined instrument and not bifurcated to separately account for any embedded derivative instruments principally because, in accordance with ASC 815, *Derivatives and Hedging,* (i) the conversion feature is indexed to HTH's common stock and would be classified in stockholders' equity if it were a freestanding derivative and (ii) the put and call option features are clearly and closely related to the notes at fixed conversion amounts. As a result of our rights offering in January 2007, at which we offered shares of our common stock for sale at a below-market price of $8 per share, the exchangeable rate of our convertible debt was adjusted to 73.95 shares of common stock per $1,000 principal amount of the notes equal to an initial exchange rate of $13.52 per share. As of December 31, 2011, there is $84.0 million senior exchangeable notes outstanding.

Stock Based Compensation

Stock-based compensation expense for all share-based payment awards granted after December 31, 2005 is based on the grant date fair value estimated in accordance with the provisions of ASC 718. We recognize these compensation costs for only those awards expected to vest over the service period of the award.

We consider the number of vested shares issued under our 2003 equity incentive plan as common stock outstanding and include them in the denominator of our calculation of basic earnings per share. We also consider the total number of unvested restricted shares granted under our 2003 equity incentive plan in the denominator of our calculation of diluted earnings per share if they are dilutive. We return shares forfeited to the 2003 equity incentive plan as shares eligible for future grant and adjust any compensation expense previously recorded on such shares in the period the forfeiture occurs.

Accumulated Other Comprehensive Income

Amounts recorded in accumulated other comprehensive income as of December 31, 2011 and 2010 represent unrealized gains or losses on our investment portfolio. Total accumulated other comprehensive gain as of December 31, 2011 and 2010 is $14.0 million and $5.3 million, respectively.

Revenue Recognition

Property and liability premiums are recognized as revenue on a pro rata basis over the policy term. The portion of premiums that will be earned in the future is deferred and reported as unearned premiums. Other income consists of premium installment charges, which are recognized when earned, and other miscellaneous income. The Company routinely evaluates the premium receivable balance to determine if an allowance for uncollectible accounts is necessary.

Statutory Accounting Practices

NLASCO is required to report its results of operations and financial position to insurance regulatory authorities based upon statutory accounting practices, or SAP. The significant differences between SAP and GAAP include: 1) under SAP, NLASCO is required to expense all sales and other policy acquisition costs as they are incurred rather than capitalizing and amortizing them over the expected life of the policy as required by GAAP. The immediate charge off of sales and acquisition expenses and other conservative valuations under SAP generally causes a lag between the sale of a policy and the emergence of reported earnings. Because this lag can reduce the Company's gain from operations on a SAP basis, it can have the effect of reducing the amount of funds available for dividends from insurance companies; 2) under SAP, certain assets are designated as "non admitted" and are charged directly to unassigned surplus, whereas under GAAP, such assets are included in the balance sheet net of an appropriate valuation reserve; 3) under SAP, investments are generally carried at amortized book value and under GAAP, certain investments are carried at fair value; 4) surplus notes are classified as capital and surplus under SAP but classified as notes payable under GAAP; 5) ceded reinsurance receivables are netted against reserves under SAP, but are classified as assets under GAAP; 6) under SAP, while statutory deferred incomes taxes are provided on temporary differences between the statutory and tax basis of assets and liabilities, statutory deferred tax assets are limited based on admissibility tests and allowed deferred income taxes are recorded in unassigned statutory surplus rather than the income statement; and 7) under SAP, the statutory statement of cash flows follows a prescribed method included in the annual statement instructions issued by the National Association of Insurance Commissioners to present changes in amounts in balance sheet accounts which may not reflect actual cash flows from transactions or operations; whereas the cash flows presented in these financial statements are presented in accordance with GAAP.

Recently Adopted Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board, or FASB, issued ASU-2010-29 to address diversity in practice relating to the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in the update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's financial statements.

In December 2010, the FASB issued ASU-2010-28 to modify Step 1 of the goodwill impairment test. The guidance affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this update are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's financial statements.

In September 2011, the FASB issued ASU 2011-08 to simplify how entities test for goodwill impairment. The amendments in this update allow an entity to first assess the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company's financial statements.

Recently Issued Accounting Pronouncements

In October 2010, the FASB issued ASU-2010-26 to address the diversity in practice for the accounting for costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. If application of this guidance would result in the capitalization of acquisition costs that had not previously been capitalized by a reporting entity, the entity may elect not to capitalize those costs. The updated guidance is effective for periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In May 2011, the FASB issued ASU-2011-04 to clarify ASC 820 and in some instances changed particular principles or requirements for measuring fair value or disclosing information about fair value measurements. The amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS"). This updated guidance is effective for periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In June 2011, the FASB issued ASU-2011-05, which eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The new standard allows companies to report net income and other comprehensive income in a single, continuous statement, or in two separate, but consecutive statements. The statement(s) would need to be presented with equal prominence as the other primary financial statements. This updated guidance is effective for periods beginning after December 15, 2011. The adoption of this guidance will change our current presentation of other comprehensive income; however, it is not expected to have a material impact on the Company's financial statements.

In December 2011, the FASB issued ASU-2011-12, which amended ASU-2011-05 and defers guidance related to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements presented in ASU-2011-05 are not affected by this Update. This updated guidance is effective for periods beginning after December 15, 2011. The adoption of this guidance will change our current presentation of other comprehensive income; however, it is not expected to have a material impact on the Company's financial statements.

2. Investments

The amortized cost (original cost for equity securities), gross unrealized holding gains and losses, and fair value of available-for-sale and held-to-maturity securities by major security type and class of security at December 31, 2011 and 2010 were as follows (in thousands).

	December 31, 2011			
	Cost/Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale securities:				
Fixed maturities:				
Government securities	$ 27,729	$ 1,439	$ (3)	$ 29,165
Residential mortgage-backed securities	11,708	944	-	12,652
Commercial mortgage-backed securities	2,277	36	(10)	2,303
Corporate debt securities	93,452	7,406	(177)	100,681
	135,166	9,825	(190)	144,801
Equity securities	16,813	2,462	(253)	19,022
	151,979	12,287	(443)	163,823
Other investments:				
Note receivable	38,641	-	(53)	38,588
Warrants	12,068	9,721	-	21,789
	$ 202,688	$ 22,008	$ (496)	$ 224,200

	December 31, 2010			
	Cost/Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale securities:				
Fixed maturities:				
Government securities	$ 14,883	$ 1,118	$ -	$ 16,001
Residential mortgage-backed securities	12,563	1,078	-	13,641
Commercial mortgage-backed securities	2,496	98	-	2,594
Corporate debt securities	85,402	5,564	(40)	90,926
	115,344	7,858	(40)	123,162
Equity securities	8,478	290	-	8,768
	123,822	8,148	(40)	131,930
Held-to-maturity securities:				
Fixed maturities:				
Government securities	17,035	1,024	-	18,059
	$ 140,857	$ 9,172	$ (40)	$ 149,989

Other investments include a senior unsecured loan to SWS Group, Inc, or "SWS", in a principal amount of $50.0 million pursuant to a credit agreement, which loan bears interest of 8.0% per annum, is prepayable by SWS subject to certain conditions after three years, and has a maturity of five years. SWS issued us warrants to purchase 8,695,652 shares of SWS common stock, $0.10 par value per share, exercisable at a price of $5.75 per share subject to anti-dilution adjustments. If the warrants were fully exercised, we would own 17.4% of SWS. The fair value of other investments includes the fair value of the note receivable and warrants as of December 31, 2011.

In the twelve months ended December 31, 2011, NLASCO sold portions of three held-to-maturity securities and reclassed the remaining held- to-maturity securities to available-for-sale. The sales resulted in a realized gain of $0.8 million and the subsequent reclass resulted in an other comprehensive income benefit of $0.4 million. The circumstances that led to the sale of the securities were the high realizable investment gains. Management believes this is an isolated, nonrecurring and unusual circumstance and did not taint future classification of additional held-to-maturity securities. Management decided to reclassify the remaining held-to-maturity investments as available-for-sale as management does not currently desire to utilize the held-to-maturity classification.

The following table summarizes the length of time securities with unrealized losses at December 31, 2011 have been in an unrealized loss position (in thousands).

	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Available-for-sale securities:						
Fixed maturities:						
Government securities	$ 1,695	$ (3)	$ -	$ -	$ 1,695	$ (3)
Residential mortgage-backed securities						
Commercial mortgage-backed securities	487	(10)	-	-	487	(10)
Corporate debt securities	$ 5,254	$ (177)	$ -	$ -	$ 5,254	$ (177)
	7,436	(190)	-	-	7,436	(190)
Equity securities	8,476	(253)	-	-	8,476	(253)
	$ 15,912	$ (443)	$ -	$ -	$ 15,912	$ (443)
Other Investments						
Note receivable	38,588	(53)	-	-	38,588	(53)
Warrants	-	-	-	-	-	-
	$ 54,500	$ (496)	$ -	$ -	$ 54,500	$ (496)

For the twelve months ended December 31, 2011, the Company did not record any other-than-temporary impairments. While all of the investments are monitored for potential other-than-temporary impairment, our analysis and experience indicate that these investments generally do not present a great risk of other-than-temporary-impairment, as fair value should recover over time. Factors considered in our analysis include the reasons for the unrealized loss position, the severity and duration of the unrealized loss position, credit worthiness, and forecasted performance of the investee. While some of the securities held in the investment portfolio have decreased in value since the date of acquisition, the severity of loss and the duration of the loss position are not believed to be significant enough to warrant other-than-temporary impairment of the securities. The Company does not intend, nor is it likely that the Company will be required to sell these securities before the recovery of the cost basis; and, therefore, we do not believe any other-than-temporary impairments exist as of December 31, 2011.

During 2010 and 2009, the Company took other-than-temporary impairments and recognized a loss in earnings of $70,000 and $0.8 million, respectively.

Gross realized investment gains and losses for the year ended December 31, 2011, 2010 and 2009 are summarized as follows (in thousands).

	Twelve Months Ended December 31,								
	2011			2010			2009		
	Gross Gains	Gross Losses	Total	Gross Gains	Gross Losses	Total	Gross Gains	Gross Losses	Total
Fixed maturities	$ 868	$ (51)	$ 817	$ 267	$ (130)	$ 137	$ 503	$ (1,226)	$ (723)
Equity securities	-	-	-	-	-	-	1,032	(2)	1,030
	$ 868	$ (51)	$ 817	$ 267	$ (130)	$ 137	$ 1,535	$ (1,228)	$ 307

Sales of available-for-sale and previously mentioned held-to-maturity investment securities resulted in the following during the year ended December 31, 2011, 2010 and 2009 (in thousands).

	2011	2010	2009
Proceeds	$ 12,859	$ 16,726	$ 23,647
Gross gains	$ 868	$ 267	$ 1,535
Gross losses	$ (51)	$ (130)	$ (1,228)

Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without penalties. The schedule of fixed maturities available-for-sale and held-to-maturity at December 31, 2011 and 2010 by contractual maturity is as follows (in thousands).

	December 31, 2011	
	Amortized Cost	Fair Value
Available-for-sale fixed maturities:		
Due within one year	$ 12,608	$ 12,942
Due after one year through five years	69,594	73,300
Due six years through ten years	38,065	42,766
Due after ten years	914	838
Mortgage-backed securities	13,985	14,955
	$ 135,166	$ 144,801
Other Investments:		
Due after one year through five years	$ 50,709	$ 60,377
	$ 50,709	$ 60,377

	December 31, 2010	
	Amortized Cost	Fair Value
Available-for-sale fixed maturities:		
Due within one year	$ 8,228	$ 8,420
Due after one year through five years	58,959	62,339
Due six years through ten years	33,098	36,168
Mortgage-backed securities	15,059	16,235
	$ 115,344	$ 123,162
Held-to-maturity debt securities:		
Due within one year	$ 201	$ 204
Due after one year through five years	12,171	12,749
Due six years through ten years	4,663	5,106
	$ 17,035	$ 18,059

Net investment income for the year ended December 31, 2011, 2010, and 2009 is as follows (in thousands).

	Twelve Months Ended December 31,		
	2011	2010	2009
Cash equivalents	$ 1,886	$ 1,803	$ 457
Fixed maturities	6,115	6,190	6,157
Equity securities	661	161	252
Other investments	2,387	-	-
	11,049	8,154	6,866
Investment expenses	511	490	408
Net investment income	$ 10,538	$ 7,664	$ 6,458

At December 31, 2011 and 2010, the Company had on deposit in custody for various State Insurance Departments investments with carrying values of approximately $8.5 million and $8.4 million, respectively.

3. Fair Value Measurements

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in ASC 820, *Fair Value Measurements and Disclosures*. The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

- Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data. Based on management's understanding of the methodologies used by our pricing service, all applicable investments have been valued in accordance with GAAP valuation principles.

- Level 3 - Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

If the market were to worsen, there can be no assurance that we will not experience additional losses on our investments and reductions to earnings.

Fixed maturities

The Company utilizes a pricing service to estimate fair value measurements for its fixed maturities. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Since fixed maturities other than U.S. Treasury securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.

The pricing service evaluates each asset class based on relevant market information, relevant credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

The pricing service utilized by the Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information to produce a valuation. If the pricing service discontinues pricing an investment, the Company would be required to produce an estimate of fair value using some of the same methodologies as the pricing service but would have to make assumptions for market-based inputs that are unavailable due to market conditions.

The fair value estimates of most fixed maturity investments are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for such fixed maturities, other than U.S. Treasury securities, provided by the pricing service are included in the amount disclosed in Level 2 of the hierarchy. The estimated fair value of U.S. Treasury securities is included in the amount disclosed in Level 1 as the estimates are based on unadjusted market prices.

The Company reviews the estimates of fair value provided by the pricing service and compares the estimates to the Company's knowledge of the market to determine if the estimates obtained are representative of the prices in the market. In addition, the Company has periodic discussions with the pricing service to discuss any changes in their process and reactions to overall markets. These processes have not highlighted any significant issues with the fair value estimates received from the pricing service.

Non-Fixed Maturities and Other Investments

Equities—Public Common and Preferred

For public common and preferred stocks, the Company receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

Other Investments

The Company holds investments in SWS as a note receivable and warrants, which are reported in other investments. The $60.4 million fair value of these investments at December 31, 2011 was disclosed in Level 3. The fair value estimate is determined either internally or by an external fund manager based on recent filings, operating results, balance sheet stability, growth and other business and market sector fundamentals. Due to the significant unobservable inputs in these valuations, the Company includes the total fair value estimate for all of these investments at December 31, 2011 in the amount disclosed in Level 3.

The following table presents the hierarchy used by the Company by asset and liability type to determine their value at December 31, 2011 and 2010 (in thousands).

	Twelve months ended December 31, 2011			
	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash and cash equivalents	$ 578,520	$ 578,520	$ -	$ -
Fixed Maturities				
Government securities	29,165		29,165	
Residential mortgage backed securities	12,652		12,652	
Commercial mortgage backed securities	2,303		2,303	
Corporate debt securities	100,681		100,681	
Equity securities				
Common stock	19,022	19,022		
Other investments				
Note receivable	38,588			38,588
Warrants	21,789			21,789
Total	$ 802,720	$ 597,542	$ 144,801	$ 60,377

	Twelve months ended December 31, 2010			
	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash and cash equivalents	$ 649,439	$ 649,439	$ -	$ -
Fixed Maturities				
Government securities	16,001		16,001	
Residential mortgage backed securities	13,641		13,641	
Commercial mortgage backed securities	2,594		2,594	
Corporate debt securities	90,926		90,926	
Equity securities				
Common stock	8,516	8,516		
Non-redeemable preferred stock	252	252		
Total	$ 781,369	$ 658,207	$ 123,162	$ -

Level 1 financial assets

The Company's Level 1 investments include cash and cash equivalent balances and actively-traded equity securities. Cash and cash equivalents are carried at amortized cost, which approximates fair value. Fair value of actively traded debt and equity securities are based on unadjusted quoted market prices. The Company receives the quoted market prices from a nationally recognized, third party pricing service.

Level 2 financial assets

When quoted market prices are unavailable, the Company utilizes a pricing service to determine an estimate of fair value, which is mainly used for its fixed maturity investments that include private and corporate debt securities, federal agency and municipal bonds, non-government mortgage and asset-backed securities, and collateralized mortgage obligations. The observable inputs utilized by the pricing service include interest rates, using either a market or income valuation approach to determine fair market value. The extent of the use of each market input depends on the asset class and the market conditions; and, for some securities, additional inputs may be necessary. Based on management's understanding of the methodologies used by this pricing service, all applicable investments have been valued in accordance with GAAP valuation principles.

Level 3 financial assets

The Company's Level 3 investments include the term loan issued to SWS and the warrants issued to us by SWS. Fair values are based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment. Inputs used to determine fair market value include market conditions, spread, volatility, structure and cash flows. The extent of the use of each market input depends on the asset class and the market conditions; and, for some securities, additional inputs may be necessary.

The following table includes a rollforward of the amounts at December 31, 2011 and 2010 for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

	Twelve Months Ended December 31,	
	2011	2010
Balance at January 1,	$ -	$ 115
Transfers in	-	-
Transfers out	-	-
Purchases	50,709	-
Sales	-	(17)
Realized losses	-	(101)
Change in unrealized gains	9,668	3
Balance at December 31,	$ 60,377	$ -

All net unrealized gains in the table above are reflected in the accompanying financial statements. The unrealized gains for the year ended December 31, 2011 relate to the securities still held at December 31, 2011. The Company had no transfers between Levels 1 and 2 for the twelve months ended December 31, 2011. As discussed in Note 2, in July 2011, HTH made a $50 million term loan to SWS, and in turn, SWS issued to HTH warrants to purchase its common stock. Both the term loan and the warrants are classified as a Level 3 investment.

During the year ended December 31, 2010, the Company sold two Level 3 commercial mortgage-backed securities. There were no transfers between Levels 1 and 2 during the year ended December 31, 2010. Realized losses relate to those financial instruments sold by the Company during the year ended December 31, 2010.

The following table presents the fair value and carrying value of financial instruments not measured at fair value at December 31, 2011 and 2010 (in thousands):

	December 31, 2011		December 31, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets				
Held to maturity fixed maturities	$ -	$ -	$ 17,035	$ 18,059
Financial liabilities				
Notes payable	$ 131,450	$ 129,989	$ 138,350	$ 136,659

The fair value of notes payable is determined by market value and discounted cash flows.

4. Property and Equipment

The following summarizes property and other fixed assets as of December 31, 2011 and 2010 (in thousands).

	December 31, 2011	December 31, 2010
Other equipment	$ 824	$ 824
Software	2,389	2,093
Less accumulated depreciation	(1,085)	(896)
	$ 2,128	$ 2,021

5. Deferred Acquisition Costs

Policy acquisition expenses, primarily commissions, premium taxes and underwriting expenses related to issuing a policy incurred by NLASCO are deferred and charged against income ratably over the terms of the related policies. The activity in deferred acquisition costs for the twelve months ended December 31, 2011 and 2010 is as follows (in thousands).

	Year Ended December 31, 2011	Year Ended December 31, 2010
Beginning of period deferred acquisition cost	$ 17,237	$ 15,745
Acquisition expenses capitalized	36,700	32,748
Amortization charged to income	(34,755)	(31,256)
End of period deferred acquisition costs	$ 19,182	$ 17,237

Amortization is included in policy acquisition and other underwriting expenses on the face of the consolidated statements of operations.

6. Goodwill and Intangible Assets

Goodwill and intangible assets for HTH represents the excess of the cost over the fair value of the assets of NLASCO. There were no impairments to goodwill for the years ended December 31, 2011, 2010 and 2009. There were no changes in the carrying amount of goodwill and indefinite lived intangible assets for the year ended December 31, 2011 and 2010 as follows (in thousands).

	For the year ended December 31,			
	2011		2010	
	Goodwill	Indefinite Lived Intangibles	Goodwill	Indefinite Lived Intangibles
Balance at beginning of period	$ 23,988	$ 3,000	$ 23,988	$ 3,000
Balance at end of period	$ 23,988	$ 3,000	$ 23,988	$ 3,000

At December 31, 2011, we determined that no impairment existed with respect to goodwill and intangible assets. The Company tests goodwill and other intangible assets having an indefinite useful life for impairment on an annual basis on December 31, or more often if events or circumstances indicate there may be impairment. Goodwill impairment testing is performed at the reporting unit level, which is one level below an operating segment. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill. Management determined that HTH has two reporting units, which are the Parent (the holding company) and NLASCO (the insurance company).

The goodwill impairment analysis is a two-step test. The first step ("Step1"), used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The Company has estimated fair values of reporting units based on both a market and income approach using historic, normalized actual and forecast results.

The second step ("Step 2") involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

At December 31, 2011, we determined that the estimated fair value of our reporting units exceeded their carrying values and therefore we did not perform the second step as described above. Our fair value exceeded carrying value as of December 31, 2011. Consequently, we determined that no impairment existed with respect to goodwill and intangible assets at December 31, 2011.

The following table reflects the balances of our definite lived intangible assets at December 31, 2011 and 2010 (in thousands).

	For the year ended December 31,			
	2011		2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$ 6,100	$ (3,858)	$ 6,100	$ (3,226)
Agent relationships	3,600	(2,146)	3,600	(1,786)
Trade name	3,500	(1,147)	3,500	(914)
Software	1,500	(1,475)	1,500	(1,175)
Total	$ 14,700	$ (8,626)	$ 14,700	$ (7,101)

Amortization for the year ended December 31, 2011 was $1.5 million. Future amortization of intangible assets for the next five years is as follows (in thousands):

2012	1,132
2013	989
2014	872
2015	754
2016	636
	4,383

7. Notes Payable

The following table sets forth certain information regarding our debt in thousands.

	Year Ended December 31,	
	2011	2010
Senior exchangeable notes due 2025, 7.50% per annum	$ 83,950	$ 90,850
Insurance company line of credit due October 2012, base rate less 0.5% per annum	-	-
NLIC note payable due May 2033, three-month LIBOR plus 4.10% (4.66% at December 31, 2011)	10,000	10,000
NLIC note payable due September 2033, three-month LIBOR plus 4.05% (4.61% at December 31, 2011)	10,000	10,000
ASIC note payable due April 2034, three-month LIBOR plus 4.05% (4.61% at December 31, 2011)	7,500	7,500
Insurance company note payable due March 2035, three-month LIBOR plus 3.40% (3.96% at December 31, 2011)	20,000	20,000
	$ 131,450	$ 138,350

Senior Exchangeable Notes Due 2025

In August 2005, our OP issued $96.6 million aggregate principal amount of 7.50% senior exchangeable notes due 2025 to qualified institutional buyers in a private transaction. As of December 31, 2011, $84.0 million were outstanding. The notes are senior unsecured obligations of the OP and are exchangeable, at the option of the holders, into shares of HTH common stock at an initial exchange rate of 69.8812 shares per $1,000 principal amount of the notes (equal to an initial exchange price of approximately $14.31 per share), subject to adjustment and, in the event of specified corporate transactions involving HTH or the OP, an additional make-whole premium. Upon exchange, the OP has the option to deliver, in lieu of shares of HTH common stock, cash or a combination of cash and shares of HTH common stock.

According to the terms of the notes, their initial exchange rate is adjusted for certain events, including the issuance to all holders of HTH common stock of rights entitling them to purchase HTH common stock at less than their current market price. Accordingly, as a result of our rights offering in January 2007, in which we offered all holders of HTH common stock the right to purchase shares at $8.00 per share, the initial exchange rate of the notes was adjusted to 73.95 shares per $1,000 principal amount of the notes (equal to an initial exchange rate of $13.52 per share).

Prior to August 20, 2015, the notes are not redeemable at the option of the OP. After August 20, 2015, the OP may redeem all or a portion of the notes at a redemption price equal to the principal amount plus accrued and unpaid interest, if any, on the notes, if the closing price of HTH common stock has exceeded 130% of the exchange price for at least 20 trading days in any consecutive 30-trading day period.

Holders of the notes may require the OP to repurchase all or a portion of the notes at a purchase price equal to the principal amount plus accrued and unpaid interest, if any, on the notes on each of August 15, 2010, August 15, 2015, and August 15, 2020, or after the occurrence of certain corporate transactions involving HTH or the OP. No Senior Notes were tendered to the Company prior to the expiration of the Put Right Purchase Offer, August 15, 2010.

In November 2011, NLASCO purchased $6.9 million, par value, of the HTH senior exchangeable notes in open market transactions at an average cost of 107.26.

Insurance Company Line of Credit

Our insurance subsidiary has a line of credit with a financial institution. The line allows for borrowings by NLASCO of up to $5.0 million and is secured by substantially all of NLASCO's assets. The line of credit bears interest equal to a base rate, plus 3.75% (4.61% at December 31, 2011), which is due quarterly. This line is scheduled to mature in October 2012. There was no activity for the year ended December 31, 2011, nor was there an outstanding balance payable as of December 31, 2011.

NLIC Notes Payable

NLIC has two unsecured $10 million notes payable to unaffiliated companies. The notes payable bear interest at three-month LIBOR plus 4.05% and three-month LIBOR plus 4.10% (4.61% and 4.66% at December 31, 2011). Interest is due quarterly and principal is due at maturity in September 2033 and May 2033, respectively. The notes are subordinated in right of payment to all policy claims and other indebtedness of NLIC. Further, all payments of principal and interest require the prior approval of the Insurance Commissioner of the State of Texas and are only payable to the extent that the statutory surplus of NLIC exceeds $30 million.

ASIC Note Payable

ASIC has an unsecured $7.5 million note payable to an unaffiliated company. The note payable bears interest at three-month LIBOR plus 4.05% (4.57% at December 31, 2011). Interest is due quarterly and principal is due at maturity in April 2034. The note is subordinated in right of payment to all policy claims and other indebtedness of ASIC. Further, all payments of principal and interest require the prior approval of the Insurance Commissioner of the State of Texas and are only payable to the extent that the statutory surplus of ASIC exceeds $15 million.

Insurance Company Notes Payable

NLASCO has an unsecured $20 million note payable to an unaffiliated company which bears interest equal to the three-month LIBOR plus 3.40% (3.96% at December 31, 2011). Interest is due quarterly and the principal is due at maturity in March 2035.

NLASCO's loan agreements relating to the notes payable contain various covenants pertaining to limitations on additional debt, dividends, officer and director compensation, and minimum capital requirements. The Company was in compliance with the covenants as of December 31, 2011.

NLASCO has entered into an indenture relating to the notes payable which provides that (i) if a person or group becomes the beneficial owner directly or indirectly of 50% or more of its equity securities and (ii) if NLASCO's ratings are downgraded by a nationally recognized statistical rating organization (as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act), then each holder of the notes governed by such indenture has the right to require that NLASCO purchase such holder's notes in whole or in part at a price equal to 100% of the outstanding principal amount.

Note Payable Principal Maturities

The aggregate amount of annual principal maturities subsequent to December 31, 2011 is as follows (in thousands).

	Principal Commitments		
	Fixed	Variable	Total
2016 and Thereafter	83,950	47,500	131,450
Commitments	$ 83,950	$ 47,500	$ 131,450

8. Reserve for Unpaid Losses and Loss Adjustment Expenses

A roll-forward of the reserve for unpaid losses and loss adjustment expenses for the twelve months ended December 31, 2011 and 2010 are as follows (in thousands).

	Year Ended December 31,	
	2011	2010
Balance at January 1,	$ 58,882	$ 33,780
Less reinsurance recoverables	(43,773)	(21,102)
Net balance at January 1,	15,109	12,678
Incurred related to:		
Current Year	97,742	69,044
Prior Period	(1,008)	1,899
Total incurred	96,734	70,943
Payments related to:		
Current Year	(83,266)	(59,560)
Prior Year	(8,825)	(8,952)
Total payments	(92,091)	(68,512)
Net balance at December 31,	19,752	15,109
Plus reinsurance recoverables	25,083	43,773
Balance at December 31,	$ 44,835	$ 58,882

The decrease in reserves for the twelve months ended December 31, 2011, as compared to the same period in 2010, of $14.0 million is due to a decrease in reinsurance recoverable of $18.7 million. Reinsurance recoverables decreased due to settling reserves and paying claims related to Hurricane Ike, Hurricane Dolly and the 2010 Arizona Storm. Incurred amounts related to current year increased $28.7 million for the year ended December 31, 2011, as compared to the same period in 2010, due to an increase in frequency and severity of fire losses and wind and hail losses, as well as the effects of five storms that occurred in Texas in April and May 2011. Incurred amounts related to prior years indicate that we had favorable development in incurred but not reported as of December 31, 2010, resulting in a benefit in the year ended December 31, 2011. This redundancy is due to favorable development on our homeowners and fire products for the 2008 and 2009 accident years, offset by unfavorable development for the 2010 accident year. For the year ended December 31, 2011 and 2010, the reserve for losses and loss adjustment expenses includes amounts related to losses incurred prior to the purchase of NLASCO. All losses and payments related to events that occurred prior to the purchase of NLASCO were the responsibility of the sellers. In March 2011, we made a final settlement with the sellers and going forward all losses are now the responsibility of the Company.

9. Reinsurance Activity

NLASCO limits the maximum net loss that can arise from large risks or risks in concentrated areas of exposure by reinsuring (ceding) certain levels of risk. Substantial amounts of business are ceded, and these reinsurance contracts do not relieve NLASCO from its obligations to policyholders. Such reinsurance includes quota share, excess of loss, catastrophe, and other forms of reinsurance on essentially all property and casualty lines of insurance. Net premiums earned, losses and LAE and policy acquisition and other underwriting expenses are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE and unearned premiums ceded to them are reported as assets. Failure of reinsurers to honor their obligations could result in losses to NLASCO; consequently, allowances are established for amounts deemed uncollectible as NLASCO evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2011, reinsurance receivables have a carrying value of approximately $25.9 million. There was no allowance for uncollectible accounts as of December 31, 2011, based on our quality requirements.

Reinsurers with a balance in excess of 5% of our outstanding receivables at December 31, 2011 are listed below (in thousands):

	Balances due from Companies	A.M. Best Rating
Federal Emergency Management Agency	$ 6,152	N/A
Endurance Specialty Insurance Ltd	3,257	A
Platinum Underwriters Reinsurance, Inc.	2,368	A
Munich Reinsurance America, Inc.	1,649	A+
MS Frontier Reinsurance Limited	1,617	A
	$ 15,043	

The effect of reinsurance on premiums written and earned for the year ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	Year Ended December 31, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009	
	Written	Earned	Written	Earned	Written	Earned
Premiums from direct business	$ 155,054	$ 147,419	$ 139,290	$ 134,701	$ 131,309	$ 131,451
Reinsurance assumed	5,388	5,176	5,079	4,998	4,898	5,061
Reinsurance ceded	(18,705)	(18,547)	(22,678)	(22,507)	(21,464)	(21,359)
Net premiums	$ 141,737	$ 134,048	$ 121,691	$ 117,192	$ 114,743	$ 115,153

The effect of reinsurance on incurred losses was as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Loss and Loss Adjustment (LAE) expense incurred	$ 92,655	$ 109,882	$ 96,477
Reinsurance recoverables	4,079	(38,939)	(26,182)
Net loss and LAE incurred	$ 96,734	$ 70,943	$ 70,295

Multi-line excess of loss coverage

In addition to the catastrophe reinsurance noted below, both NLIC and ASIC participate in an excess of loss program with General Reinsurance Corporation. The General Reinsurance Corporation program is limited to each risk with respect to property and liability in the amount of $800,000 for each of NLIC and ASIC. Each of NLIC and ASIC retain $200,000 in this program. On January 1, 2012, the program will limit each risk for property and liability in the amount of $775,000 for each NLIC and ASIC, with the retention increasing to $225,000.

Catastrophic coverage

NLASCO's liabilities for losses and loss adjustment expenses include liabilities for reported losses, liabilities for incurred but not reported, or IBNR, losses and liabilities for loss adjustment expenses, or LAE, less a reduction for reinsurance recoverables related to those liabilities. The amount of liabilities for reported claims is based primarily on a claim-by-claim evaluation of coverage, liability, injury severity or scope of property damage, and any other information considered relevant to estimating exposure presented by the claim. The amounts of liabilities for IBNR losses and LAE are estimated on the basis of historical trends, adjusted for changes in loss costs, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors that are subject to significant variation. Liabilities for LAE are intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims. Based upon the contractual terms of the reinsurance agreements, reinsurance recoverables offset, in part, NLASCO's gross liabilities.

As of December 31, 2011, NLASCO has five layers of catastrophic excess of loss reinsurance coverage up to $170 million of losses per event in excess of $1 million retention by ASIC and $8 million retention by NLIC. The reinsurance from $8 million to $50 million loss is comprised of two layers of protection: $17 million in excess of $8 million loss; $25 million in excess of $25 million loss. The third layer provides coverage for $50 million in excess of $50 million loss; the fourth layer provides coverage of $50 million in excess of $100 million loss and the fifth layer provides coverage of $20 million in excess of $150 million loss. The fifth layer is not fully subscribed, with participants accounting for 79% of the total layer. Accordingly, NLASCO retains 21% of the losses in the fifth layer. NLIC and ASIC do not retain participation in any of the layers beyond the first $8 million. During 2011, all five layers can be reinstated one time for 100% of the original premium.

As of January 1, 2012, the Company renewed its reinsurance contract for its first and second layers of reinsurance. Per the contract renewal, the Company changed its underlying coverage at ASIC to $6.5 million in excess of $1.5 million retention. The Company has reinsurance for up to $162 million in losses per event in excess of the $8 million retention. The projected premiums on these treaties for NLIC and ASIC are $11.5 and $1.4 million, respectively, in 2012.

For the year ended December 31, 2011, the Company did not experience any catastrophe that resulted in losses in excess of retention. For the year ended December 31, 2010, the Company experienced one significant catastrophe that resulted in losses in excess of retention at ASIC. For the year ended December 31, 2011, the total loss and LAE incurred associated with the 2010 catastrophe was $3.4 million, which when added to the 2010 incurred amount totals $7.1 million cumulatively; however, since the losses exceeded retention, net exposure to the Company was $1.0 million in retention at ASIC, and reinstatement premiums in the year ended December 31, 2011 and 2010 of $0.6 million and $0.5 million, respectively. Reinstatement premiums are recorded as ceded premiums.

For the year ended December 31, 2011, the ultimate loss development related to Hurricane Ike decreased $9.3 million, resulting in a benefit from reinstatement premiums of $0.4 million. Total loss development was favorable $1.0 million on Hurricane Dolly, resulting in a benefit from reinstatement premiums of $0.3 million.

For the year ended December 31, 2010, the ultimate loss development related to Hurricane Ike increased $25.0 million, resulting in additional reinstatement premiums of $1.1 million. Total loss development on Hurricane Dolly increased $3.9 million, resulting in additional reinstatement premiums of $0.9 million.

For the year ended December 31, 2009, the ultimate reserves for incurred by not reported losses related to Hurricane Ike increased $22.0 million, resulting in additional reinstatement premiums of $0.9 million.

10. Income Taxes

At December 31, 2011, the Company had net operating loss carry-forwards for Federal income tax purposes, subject to certain limitations, of approximately $56.0 million and $59.7 million for regular income tax and alternative minimum tax, respectively. These net operating loss carry-forwards expire in 2018 through 2026. The net operating loss carry-forwards for alternative minimum Federal income taxes generally are limited to offsetting 90% of the alternative minimum taxable earnings for a taxable year.

As of December 31, 2011, we had a net deferred tax asset of $8.4 million. Our 35% statutory rate reflects the expectation that future taxable income of our insurance business will primarily be subject to Federal but not state income taxes. Our effective tax rate is subject to prior year state tax audit adjustments. The Company is generally not subject to state income taxes after 2007. Insurance companies are generally not taxed in most states on income taxes as they pay premium taxes in states where they generate premium revenue.

GAAP requires the measurement of uncertain tax positions. Uncertain tax positions are the difference between a tax position taken, or expected to be taken in a tax return, and the benefit recognized for accounting purposes. For the period ending December 31, 2011 we had the following uncertain tax benefit. The change in our unrecognized tax benefit is a result of the resolution and the expiration of the statute of limitations on state tax audits.

	December 31, 2011	December 31, 2010
Balance at beginning of year	$ 960	$ 1,167
Tax positions of prior years	(960)	(207)
Balance at end of year	$ -	$ 960

The Company has a net deferred tax asset of $8.4 million and $9.1 million at December 31, 2011 and 2010, respectively. The Company had no valuation allowance on the deferred tax assets of the December 31, 2011 and 2010. The Company had three years with cumulative losses as of December 31, 2011; therefore, management performed an analysis to determine if the Company would realize the deferred tax asset. Valuation allowances on deferred tax assets are established, if necessary, to reduce deferred tax assets to an amount expected to be recognized. In accordance with ASC 740, the Company considered all negative and positive evidence available including our cumulative pre-tax loss position since the quarter ending December 31, 2008, less any abnormal occurrences during that period, as well as future taxable income and reversals of existing taxable temporary differences. We expect to realize our current deferred tax assets through core earnings, reversal of timing differences, and to the extent necessary, through the implementation of certain tax planning strategies surrounding the Company's cash holdings. Therefore, the Company concluded there was sufficient positive evidence to outweigh the negative evidence of the prior year cumulative losses.

We file tax returns as prescribed by the tax laws of the jurisdictions in which we operate. We are subject to tax audits in numerous jurisdictions in the U.S. until the applicable statute of limitation expire. The following is a summary of the tax years open to examination:

U.S. Federal—2008 through 2010
U.S. States—2007 through 2010

As of December 31, 2011 the Company is under no Federal or State tax audits.

Under special IRS rules (the "Section 382 Limitation"), cumulative stock purchases by 5% shareholders exceeding 50% during a three year period can limit a company's future use of net operating losses (NOL's). We had a Section 382 ownership change in February 2004 at the time of the IPO.

The significant components of the provision for income taxes are as follows (in thousands):

	For the Year Ended December 31,		
	2011	2010	2009
Current tax benefit	$ 966	$ 1,125	$ 2,325
Deferred tax expense	4,043	(118)	(976)
Income tax benefit	$ 5,009	$ 1,007	$ 1,349

The provision for income taxes differs from the amount that would be computed by applying the statutory Federal income tax rate of 35% to income before income taxes as a result of the following (in thousands):

	For the Year Ended December 31,		
	2011	2010	2009
Tax benefit at statutory rate	$ 4,039	$ 544	$ 1,211
Permanent differences	970	(124)	(1)
State taxes	-	587	139
Income tax benefit	$ 5,009	$ 1,007	$ 1,349

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2011	December 31, 2010
Deferred Tax Assets		
Net operating loss carryforwards	$ 19,598	$ 15,851
Accrued liabilities and other	726	856
Loss and loss adjustment expense discounting	482	371
Unearned premiums	5,424	4,868
Other	369	377
AMT credit carryforward	769	769
Total gross deferred tax assets	$ 27,368	$ 23,092
Deferred Tax Liabilities		
Intangible assets	$ 3,176	$ 3,710
Goodwill	508	407
Investments	1,087	989
Securities available for sale	7,529	2,838
Deferred policy acquisition costs	6,714	6,033
Total gross deferred tax liabilities	$ 19,014	$ 13,977
Net Deferred Tax Asset	$ 8,354	$ 9,115

11. Common Stock, Preferred Stock, Dividends and Minority Interest Related Transactions

Common Stock

In accordance with ASC 718, *Compensation – Stock Compensation,* total compensation expense recorded in general and administrative expenses for the years ended December 31, 2011, 2010 and 2009 related to stock-based compensation issued to board members was $48 thousand, $0.1 million and $0.1 million, respectively. Stock compensation expense related to stock options awarded to senior management was $0.1 million for the year ended December 31, 2011, due to 600,000 options awarded in November 2011 to two senior executives. Stock compensation expense is included as part of additional paid-in capital on the consolidated balance sheets.

On October 25, 2007, the Compensation Committee of our Board of Directors approved the grant of an aggregate 100,000 non-qualified stock option awards to two senior executive officers of the Company pursuant to our 2003 Equity Incentive Plan at an exercise price of $12.06 per share, the closing price of HTH's common stock on the New York Stock Exchange on the date of grant. The options have a term of five years from the date of the award. Under the terms of the grants, 20% of the options vested on the grant date, and the balance of the options vest ratably over a four-year period with 20% of the award amount vesting on the first anniversary of the award and 20% each anniversary thereafter. Vesting is accelerated in certain circumstances, including in the event of the death of the award recipient or in the event of a change of control of the Company. The fair value for the stock options granted during the year ended December 31, 2007 were estimated using the Black-Scholes option pricing model with an expected volatility of 25%, a risk-free interest rate of 4.0%, a dividend yield rate of zero, a five-year expected life of the options, and a forfeiture rate of fifteen percent. Based on calculations using the Black-Scholes option pricing model, the grant date fair value of the options granted during the quarter approximated $3.10 per share. The expected volatility is based on the historical volatility in the price of our common stock since our IPO. The risk-free interest rate is the five-year Treasury rate, based on the term of the options. The dividend yield assumption is based on our history and expectation of dividend payments on common stock. The expected life of the stock options represents the period in which the stock options are expected to remain outstanding.

On November 2, 2011, the Compensation Committee of the Board of Directors of HTH awarded two senior executives stock options to purchase 600,000 shares of the Company common stock. These stock options have an exercise price of $7.70 per share, vest in five equal installments on each of November 2, 2011, 2012, 2013, 2014 and 2015 and expire on November 2, 2016. The description of these stock options is qualified by reference to the Form of the 2003 Equity Incentive Plan Non-Qualified Stock Option Agreement, a copy of which is filed as Exhibit 10.2.3 to this Annual Report 10-K for the year ended December 31, 2011.

During 2011, 2010 and 2009, we granted 5,418, 10,163 and 12,359 common shares, respectively, to independent members of our board of directors for service rendered to the Company during the periods.

Preferred Stock

In 2004, the Company issued 5,000,000 shares of Series A preferred stock at an initial public offering price of $25.00 per share that have no stated par value and a liquidation preference of $25.00 per share, plus all accumulated, accrued and unpaid dividends. The holders of our Series A preferred stock are entitled to receive cash dividends at a rate of 8.25% per annum on the $25.00 liquidation preference. The Series A preferred stock has no voting rights and no stated maturity. On and after February 18, 2009, we had the option to redeem our Series A preferred stock, in whole or from time to time in part, at a cash redemption price equal to $25.00 per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the redemption date.

On August 6, 2010, the Company called for redemption of all the outstanding shares of its Series A Preferred Stock. The Series A Preferred Stock was redeemed on September 6, 2010, at a cash redemption price of $25.2063 per share, representing the liquidation preference of $25.00 per share, plus accrued and unpaid dividends to, and including, the date of redemption.

On December 20, 2010, the Company filed Articles Supplementary with the Department of Assessments and Taxation of the State of Maryland, which was effective upon filing. The Articles Supplementary reclassified and designated 750,000 authorized but unissued shares of the 8.25% Series A Cumulative Redeemable Preferred Stock of the Company as authorized but unissued shares of preferred stock of the Company. Accordingly, following the redemption and filing of the Articles Supplementary, the Company has 10,000,000 shares of authorized but unissued shares of preferred stock, none of which are classified or designated.

Dividends

The following table sets forth the cash dividends declared and paid in 2010:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Series A Preferred Stock				
2010				
Date of declaration	March 17, 2010	July 8, 2010	August 6, 2010	N/A
Date of record	April 15, 2010	July 15, 2010	September 6, 2010	N/A
Date paid	April 30, 2010	July 30, 2010	September 6, 2010	N/A
Distribution per unit	$ 0.5156	$ 0.5156	$ 0.2063	N/A
Total dollars (in thousands)	$ 2,578	$ 2,578	$ 1,032	N/A

12. General and Administrative Expense

During the years ended December 31, 2011, 2010 and 2009, we incurred general and administrative expense as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Salaries and benefits	$ 1,699	$ 1,760	$ 2,269
Travel	97	31	46
Professional services	4,676	3,682	2,753
Management fees	1,098	1,123	1,224
Insurance	563	567	566
Rent	9	10	47
Other administrative expense	728	260	249
	$ 8,870	$ 7,433	$ 7,154

13. Employee Savings Plan

We provide our employees a qualified retirement savings plan, or Plan, designed to qualify under Section 401 of the Internal Revenue Code. The Plan allows our employees and employees of our subsidiaries to defer a portion of their compensation on a pre-tax basis subject to certain maximum amounts. The Plan provides for matching contributions to be made by us to employee accounts at the rate of 100% of the first 4% of compensation and 50% of the next 2% of compensation. For the years ended December 31, 2011, 2010 and 2009, the Company match was $0.2 million, $0.1 million and $0.1 million.

14. Related Party Transactions

Pursuant to a Management Services Agreement, as amended, Diamond A Administration Company LLC, or Diamond A, an affiliate of Gerald J. Ford, the current Chairman of the Board of Hilltop and the beneficial owner of 26.6% of Hilltop common stock as of December 31, 2011, provides certain management services to Hilltop and its subsidiaries, including, among others, financial and acquisition evaluation, and office space to Hilltop. The services and office space are provided at a cost of $91,500 per month, plus reasonable out-of-pocket expenses. The services provided under this agreement include those of several Hilltop's directors, including Gerald J. Ford, Kenneth Russell and Carl B. Webb. Prior to Jeremy Ford assuming the role of Chief Executive Officer of Hilltop, he provided services to Hilltop under the Management Services Agreement. The Management Services Agreement continues in effect until terminated by either party upon thirty days prior written notice to the other party for any or no reason whatsoever or at such time as may be mutually agreed by the parties. Hilltop also agreed to indemnify and hold harmless Diamond A for its performance or provision of these services, except for gross negligence and willful misconduct. Further, Diamond A's maximum aggregate liability for damages under this agreement is limited to the amounts paid to Diamond A under this agreement during twelve months prior to that cause of action.

Jeremy B. Ford, a director and the Chief Executive Officer of Hilltop, is the beneficiary of a trust that owns a 49% limited partnership interest in Diamond A Financial, L.P. Diamond A Financial, L.P. owns 26.6% of the outstanding Hilltop common stock at December 31, 2011. He also is a director and the Secretary of Diamond A Administration Company, LLC, which provides management services to Hilltop under the Management Services Agreement described the preceding paragraph. Diamond A Administration Company, LLC is owned by Hunter's Glen/Ford, Ltd., a limited partnership in which a trust for the benefit of Jeremy B. Ford is a 46% limited partner.

Jeremy B. Ford is the son of Gerald J. Ford. Corey G. Prestidge, Hilltop's General Counsel and Secretary, is the son-in-law of Gerald J. Ford. Accordingly, Messrs. Jeremy Ford and Corey Prestidge are brothers-in-law.

In 2009, we negotiated a consulting agreement with a related party consultant, who performs income tax consulting and is being paid $80,000 per year instead of the original compensation that consisted of cash settled stock appreciation rights, or SARS, that vested ratably over a 5 year period and expires on December 12, 2012.

On March 8, 2007, the Company's board of directors appointed C. Clifton Robinson as a director of the Company. Mr. Robinson is the former chief executive officer of NLASCO. At the closing of the NLASCO acquisition, C. Clifton Robinson and his son, Gordon Robinson, the former vice chairman and deputy chief executive officer of NLASCO, entered into employment agreements with NLASCO. C. Clifton Robinson's employment agreement provides that he will serve as chairman of NLASCO and will be paid $100,000 per year. Gordon Robinson's employment agreement provides that he will serve as a senior advisor to NLASCO and will be paid $100,000 per year. Both employment agreements are for a one-year term and were not extended past January 31, 2011, with final payment made in January 2011.

As part of the NLASCO acquisition, there will be a settlement of the reserves for losses and loss adjustment expense based on the runoff of the actual NLASCO loss reserves that were in existence and recorded on the NLASCO books and records as of the transaction closing date - January 31, 2007. A preliminary settlement occurred in February 2010 and the Company paid Mr. Robinson $2.9 million net of taxes. The final settlement occurred in March 2011 and Mr. Robinson was paid $0.3 million, net of taxes. All losses are now the responsibility of the Company.

Prior to Mr. Robinson's disposition of his office building on August 24, 2011, NLASCO and its affiliates in Waco, Texas leased office space from affiliates of Mr. Robinson, a member of Hilltop's Board of Directors. There are three separate leases. The first lease is a month-to-month lease for office space at a rate of $900 per month. The second lease is a month-to-month lease at a monthly rental rate of $3,500 per month. The first and second leases were terminated in August 2010. The third lease, as amended, currently requires payments of $40,408 per month and expires on December 31, 2014, but does have renewal options at the discretion of the lessee. Aggregate office space under lease with regard to the foregoing is approximately 28,863 square feet.

15. Commitments and Contingencies

At December 31, 2011 the following table shows our outstanding commitments for leases (in thousands).

	Payments Due by Period		
Lease Obligations	**Less than 1 year**	**1-3 years**	**Total**
Total lease obligations	$ 519	$ 1,558	$ 2,077

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

We are a party to various legal actions resulting from our operating activities. These actions consist of litigation and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which is expected to have a material adverse effect on our consolidated financial condition, results of operations or cash flows taken as a whole.

16. Statutory Net Income and Capital and Surplus

The Company's insurance subsidiaries, which are domiciled in the State of Texas, prepare their statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Texas Department of Insurance, which Texas recognizes for determining solvency under Texas State Insurance Law. The Commissioner of the Texas Department of Insurance has the right to permit other practices that may deviate from prescribed practices. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in Texas. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company's insurance subsidiaries have no such permitted statutory accounting practices.

The Company's insurance subsidiaries' statutory financial statements are presented on the basis of accounting practices prescribed or permitted by the Texas Department of Insurance. Texas had adopted the National Association of Insurance Commissioners' statutory accounting practices as the basis of its statutory accounting practices with certain differences which are not significant to the company's statutory equity.

Following is a summary of statutory capital and surplus and statutory net income of each insurance subsidiary for the year ended December 31, 2011, 2010 and 2009 (in thousands).

	Year Ended December 31,		
	2011	2010	2009
National Lloyds Insurance Company			
Surplus	$ 94,154	$ 94,081	$ 89,767
Statutory net income (loss)	$ (133)	$ 7,010	$ 6,119
American Summit Insurance Company			
Capital and surplus	$ 24,554	$ 25,216	$ 27,555
Statutory net income	$ (541)	$ 642	$ 3,567

On October 29, 2010 and November 1, 2010, ASIC and NLIC, respectively, were notified by the Texas Department of Insurance that a statutory examination has been scheduled in the calendar years 2011/2012. The examination will be as of December 31, 2010, and cover the period since the last examination, which was as of December 31, 2006. We do not expect any significant changes to our financial statements as a result of the examinations by the domiciliary state.

17. Capital and Dividend Restrictions

The funding of the cash requirements (including debt service) of NLASCO is primarily provided by cash dividends from NLASCO's wholly-owned insurance subsidiaries. Dividends paid by the insurance subsidiaries are restricted by regulatory requirements of the Texas Department of Insurance. Under Texas State Insurance Law for property and casualty companies, all dividends must be distributed out of earned surplus only. Furthermore, without the prior approval of the Commissioner, dividends cannot be declared or distributed which exceed the greater of ten percent of NLASCO's surplus, as shown by its last statement on file with the Commissioner, or one hundred percent of net income for such period. The subsidiaries paid no dividends in 2009, $6.0 million in dividends to NLASCO in 2010, and no dividends in 2011. At December 31, 2011, the maximum dividend that may be paid to NLASCO in 2012 without regulatory approval is approximately $11.9 million.

Regulations of the Texas Department of Insurance require insurance companies to maintain minimum levels of statutory surplus to ensure their ability to meet their obligations to policyholders. At December 31, 2011, the Company's insurance subsidiaries had statutory surplus in excess of the minimum required.

Also, the NAIC has adopted the RBC formula for insurance companies that establishes minimum capital requirements relating to insurance risk, asset credit risk, interest rate risk and business risk. The formula is used by the NAIC and certain state insurance regulators as an early warning tool to identify companies that require additional scrutiny or regulatory action. At December 31, 2011, the Company's insurance subsidiaries' RBC ratio exceeded the level at which regulatory action would be required.

18. (Loss) Income per Share

The following reflects the calculation of loss per share on a basic and diluted basis (in thousands, except per share information):

	Year Ended December 31,		
	2011	2010	2009
Loss per share available to common stockholders:			
Loss from operations	$ (6,531)	$ (548)	$ (2,112)
Preferred stock dividends	-	(7,047)	(10,313)
Redemption of preferred stock	-	(5,892)	-
Loss available to common stockholders	$ (6,531)	$ (13,487)	$ (12,425)
Basic loss per share to common stockholders	$ (0.12)	$ (0.24)	$ (0.22)
Diluted loss per share to common stockholders	$ (0.12)	$ (0.24)	$ (0.22)
Weighted average share information:			
Basic shares outstanding	56,499	56,492	56,474
Diluted shares outstanding	56,511	56,492	56,474
Weighted average equivalent shares excluded from diluted loss			
Stock warrants	-	-	1
Senior exchangeable Notes	6,208	6,718	6,718
Stock options	700	100	516
Total	6,908	6,818	7,235

19. Segments

NLASCO operates through its wholly-owned subsidiaries, NLIC and ASIC. Given the homogenous nature of our products, the regulatory environments in which we operate, the nature of our customers and our distribution channels, we now monitor, control and manage our business lines as an integrated entity providing fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States. Accordingly, we only have insurance segment information to disclose.

20. Quarterly Financial Information (Unaudited)

The following is quarterly financial information for the years ended December 31, 2011 and 2010 (in thousands except per share data):

	Quarter ended							
	Mar 31		Jun 30		Sep 30		Dec 31	
For the quarters ended 2011:								
Total revenue	$	34,657	$	36,532	$	40,623	$	40,376
Total expenses	$	32,470	$	56,981	$	41,688	$	32,589
Net income (loss)	$	1,410	$	(13,233)	$	248	$	5,044
Basic income (loss) per share	$	0.02	$	(0.23)	$	0.00	$	0.09
Diluted income (loss)per share	$	0.02	$	(0.23)	$	0.00	$	0.09
For the quarters ended 2010:								
Total revenue	$	31,655	$	32,870	$	33,878	$	33,334
Total expenses	$	30,899	$	36,857	$	32,993	$	32,543
Net (loss) income	$	(2,087)	$	(5,207)	$	(7,219)	$	1,026
Basic (loss) income per share	$	(0.04)	$	(0.09)	$	(0.13)	$	0.02
Diluted (loss) income per share	$	(0.04)	$	(0.09)	$	(0.13)	$	0.02

Total revenue for the three months ended March 31, 2011 and 2010 was $34.7 million and $31.7 million, respectively. Net premiums earned were $30.9 million for the first quarter in 2011, as compared to $28.1 million for the same period in 2010 primarily due to higher volume of earned premiums of $2.3 million and a decrease in the cost of catastrophe reinsurance of $0.5 million. Net investment income was $2.1 million for the first quarter of 2011, as compared to $1.6 million for the same period in 2010, primarily due to higher yields on cash balances in 2011. Other income was $1.6 million for the first quarter in 2011, as compared to $1.8 million for the first quarter in 2010, due to a decrease in service fees from policies that include wind coverage in hurricane prone areas and lower commission income from our agency operations.

Total expenses for the quarter ended March 31, 2011 were $32.5 million as compared to $30.9 million for the same period in 2010. The increase is due to loss and LAE expenses for the three months ended March 31, 2011 of $16.0 million, as compared to $15.3 million for the same period in 2010. The increase is a result of an increase in late reported claims from the 2010 accident year, contributing to the adverse development on 2010 accident year losses on homeowners, liability and fire and allied claims. Total policy acquisition and other underwriting expenses as of March 31, 2011 were $12.0 million, as compared to $11.1 million for the same period in 2010. Amortization of deferred policy acquisition costs increased $0.6 million due to unearned premiums increasing $1.3 million in the three months ending March 31, 2011, as compared to the same period in 2010. Other underwriting expenses increased $0.2 million in the first quarter of 2011, which is a direct result of the increase in net premiums earned during the same period.

Total revenue for the three months ended June 30, 2011 was $36.5 million, as compared to $32.9 million for the same period in 2010. Net premiums earned were $32.6 million for the three months ended June 30, 2011, as compared to $29.3 million for the same period in 2010. The higher volume of earned premiums of $3.3 million was largely from our marketing efforts and new homeowners insurance products, as well as a decrease in the cost of catastrophic reinsurance. Net investment income increased to $2.2 million for the three months ended June 30, 2011, as compared to $1.9 million for the same period in 2010, primarily due to higher yields on NLASCO cash and investment balances in 2011. Net realized gains on investments were $12,000 in the three months ended June 30, 2010, compared to a net realized loss of $51,000 for the same period in 2010. Other income was $1.7 million for the three months ended June 30, 2011, as compared to $1.8 million for the same period in 2010.

Total expenses for the quarter ended June 30, 2011 were $57.0 million as compared to $36.9 million for the quarter ended June 30, 2010. This increase was primarily due to the loss and LAE for the three months ended June 30, 2011 of $41.1 million, as compared to $20.5 million for the same period in 2010. The increase is primarily a result of wind and hail storms that occurred in 2011 in Texas, which had incurred losses of $14.6 million and fifteen days of widely dispersed, exceptional weather related losses that added $7.1 million in losses.

Total revenue for the three months ended September 30, 2011 was $40.6 million, as compared to $33.9 million for the same period in 2010. Net premiums earned were $34.9 million for the three months ended September 30, 2011, as compared to $30.1 million for 2010. The higher volume of earned premiums of $4.8 million was largely from our marketing efforts and new homeowners insurance products, as well as a decrease in the cost of catastrophic reinsurance of $1.3 million. Net investment income was $3.1 million for the three months ended September 2011, as compared to $2.0 million for the same period in 2010, primarily due to $1.1 million in earnings from the loan transaction with SWS Group, Inc. and higher yields on cash and investment balances in 2011. Net realized gains on investments were $0.8 million in the three months ended September 30, 2011, as compared to $0.1 million for the same period in 2010, primarily due to the sale of held-to-maturity securities in September 2011. Other income was $1.8 million for the three months ended September 30, 2011, as compared to $1.6 million for the same period in 2010.

Total expenses for the quarter ended September 30, 2011 were $41.7 million as compared to $33.0 million for the quarter ended 2010, primarily due to the loss and LAE for the three months ended September 30, 2011 of $23.8 million, as compared to $17.8 million for the same period in 2010. The increase is primarily a result of increased severity of fire losses and development attributable to late reporting of the wind and hail storms that occurred in 2011 in Texas.

Total revenue for the three months ended December 31, 2011 was $40.4 million as compared to $33.3 million for the same period in 2010. The increase is primarily due to increases in net premiums earned of $6.0 million, net investment income of $1.0 million and other income of $0.1 million. The increase in net premiums earned for the three months ended December 31, 2011 as compared to the same period in 2010 is due to higher written premiums of $3.3 million and lower ceded premiums of $2.1 million. Ceded premiums were high in the three months ended December 31, 2010, due to reinstatement premiums paid related to Hurricanes Ike and Dolly and the 2010 Arizona catastrophe.

Total expenses for the quarter ended December 31, 2011 was $32.6 million as compared to $32.5 million for the quarter ended December 31, 2010. This increase is due to an increase in loss and LAE expenses of $1.5 million, offset by a decrease in policy acquisition and other underwriting expenses of $1.7 million.

Schedule I - Schedule of Investments - Other than Investments in Related Parties
(in thousands)

Type of Investment	December 31, 2011 Cost	Market Value	Balance Sheet
Fixed maturities:			
Bonds:			
Unites States Government and government agencies and authorities	$ 10,515	$ 10,910	$ 10,910
States, municipalities and political subdivisions	33,396	35,636	35,636
All other	91,255	98,255	98,255
Total fixed maturities	135,166	144,801	144,801
Equity securities:			
Banks, trust and insurance companies	7,692	10,136	10,136
Industrial, miscellaneous, and all other	8,870	8,638	8,638
Preferred Stock	251	248	248
Total equity securities	16,813	19,022	19,022
Other Investments	50,709	60,377	60,377
Total investments	$ 202,688	$ 224,200	$ 224,200

Schedule IV - Reinsurance
(in thousands)

Premiums Earned	For the Year Ended December 31, 2011
Gross premiums	$ 147,419
Ceded to other companies	(18,547)
Assumed from other companies	5,176
Net Premiums	$ 134,048
Percentage of amount assumed to net	3.86%

Premiums Earned	For the Year Ended December 31, 2010
Gross premiums	$ 134,701
Ceded to other companies	(22,507)
Assumed from other companies	4,998
Net Premiums	$ 117,192
Percentage of amount assumed to net	4.26%

Premiums Earned	For the Year Ended December 31, 2009
Gross premiums	$ 131,451
Ceded to other companies	(21,359)
Assumed from other companies	5,061
Net Premiums	$ 115,153
Percentage of amount assumed to net	4.40%

STOCK PERFORMANCE GRAPH

Our common stock began trading on the New York Stock Exchange on February 12, 2004, under the symbol "ARC." In connection with our name change in 2007 to Hilltop Holdings Inc., our common stock began trading under the symbol "HTH" as of August 1, 2007. The following graph assumes $100 invested on December 31, 2006, and compares (a) the yearly percentage change in the cumulative total stockholder return on our common stock (as measured by dividing (i) the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment, during the period commencing on the first day of trading, and ending on December 31, 2011, and (B) the difference between our share price at the end and the beginning of the periods presented by (ii) the share price at the beginning of the periods presented) with (b) the Standard & Poor's 500 Index, or S&P, and (c) the Russell 2000 Index, or Russell 2000.

Hilltop Holdings, Inc. Total Return Comparison


Indexed Return
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11

	12/29/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/30/2011
Hilltop Holdings, Inc.	100.00	93.73	83.61	99.91	85.15	72.53
S&P 500	100.00	105.49	66.46	84.05	96.71	98.76
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75

[This page intentionally left blank]

[This page intentionally left blank]

[This page intentionally left blank]

CORPORATE INFORMATION

Corporate Headquarters

200 Crescent Court, Suite 1330
Dallas, Texas 75201
Telephone: (214) 855-2177
Facsimile: (214) 855-2173
www.hilltop-holdings.com

Transfer Agent and Registrar

American Stock Transfer & Trust Company
New York, New York
Toll free: (800) 937-5449
Telephone: (718) 921-8124

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Dallas, Texas

Stock Symbol

Common Stock: HTH
New York Stock Exchange

Executive Officers

Jeremy B. Ford
President and Chief Executive Officer

Darren Parmenter
Senior Vice President – Finance

Corey G. Prestidge
General Counsel and Secretary

Greg Vanek
President of NLASCO, Inc.

Board of Directors

Gerald J. Ford – Chairman
Rhodes Bobbitt
W. Joris Brinkerhoff
Charles R. Cummings
Jeremy B. Ford
J. Markham Green
Jess T. Hay
William T. Hill, Jr.
W. Robert Nichols, III
C. Clifton Robinson
Kenneth D. Russell
Carl B. Webb

Available Information

Hilltop Holdings Inc. makes available, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, press releases, the Code of Business Conduct and Ethics and other company information. Such information will be furnished upon written request to:

Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Attn: Investor Relations

This information also is available on our website, www.hilltop-holdings.com. Reports we file with the Securities and Exchange Commission also are available at wwww.sec.gov.

Certifications

Our PEO/PFO certifications were filed as of March 9, 2012, as required by Sections 302 and 906 of the Sarbanes-Oxley Act, as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2011. In addition, our CEO's certification for fiscal year 2011 of our compliance with the NYSE's corporate governance standards was submitted to the NYSE timely and without qualification.

HILLTOP
HOLDINGS

200 Crescent Court, Suite 1330
Dallas, Texas 75201
Telephone: (214) 855-2177
Facsimile: (214) 855-2173